17

05011896

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ventra

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 21 2005
THOMSON FINANCIAL

FILE NO. 82- 3760 FISCAL YEAR 6-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) [ ] AR/S (ANNUAL REPORT) [✓]

12G32BR (REINSTATEMENT) [ ] SUPPL (OTHER) [ ]

DEF 14A (PROXY) [ ]

OICF/BY: dw

DAT : 10/19/05

ARLS
6-30-05



VenFin

ANNUAL REPORT 2005

Venfin Limited

www.venfin.com

DIMENSION DATA

Alexander Forbes

TRACKER

SAIL
working with sport!

GENUONE

Veritas
Venture Partners

GEMS

CUEINCIDENT

COMMSCO

flexcell



VENFIN IS AN INVESTMENT HOLDING COMPANY FOCUSING ON TELECOMMUNICATION, TECHNOLOGY, MEDIA AND FINANCIAL AND RISK SERVICES AS WELL AS OTHER PRIVATE EQUITY BUSINESSES AND START-UP OPPORTUNITIES.

THE GROUP MANAGES ITS INVESTMENTS ACTIVELY THROUGH REGULAR DIALOGUE WITH OTHER SHAREHOLDERS, DIRECTORS AND MANAGEMENT OF INVESTEE COMPANIES.

VENFIN'S AIM IS TO BECOME A GLOBAL INVESTMENT COMPANY AND TO ASSIST INVESTEE COMPANIES IN ESTABLISHING A GLOBAL PRESENCE. IT IS BUILDING A SERIES OF FORMAL AND INFORMAL ALLIANCES WITH VENTURE CAPITALISTS IN MAJOR MARKETS TO BROADEN DEAL FLOW AND TO ADD TO THE GLOBAL POTENTIAL IT PROVIDES ITS INVESTEE COMPANIES. VENFIN'S EXISTING INTERNATIONAL INVESTMENTS ALSO PROVIDE VALUABLE INSIGHT INTO GLOBAL TRENDS AND OPPORTUNITIES.



VENFIN SEEKS HIGH-GROWTH INVESTMENT OPPORTUNITIES. ITS PRIMARY REQUIREMENTS IN IDENTIFYING NEW INVESTMENT OPPORTUNITIES INCLUDE:

- PROPRIETARY INTELLECTUAL PROPERTY THAT PROVIDES BARRIERS TO ENTRY;
- THE POTENTIAL FOR INTERNATIONALISATION;
- A COMPETENT AND DEDICATED MANAGEMENT TEAM;
- A PROVEN TRACK RECORD;
- A BUSINESS VENFIN UNDERSTANDS AND WHERE ITS TEAM OF INVESTMENT PROFESSIONALS CAN ADD VALUE;
- A CLEAR UNDERSTANDING OF THE BUSINESS ACHIEVED THROUGH A THOROUGH DUE DILIGENCE PROCESS; AND
- AN OPPORTUNITY THAT HAS THE SIZE, OR HAS THE POTENTIAL TO GROW TO A SIZE, SUFFICIENT TO ALLOW IT TO HAVE A MATERIAL IMPACT ON THE PERFORMANCE OF VENFIN AS A WHOLE.



WE SEEK TO ADD VALUE TO OUR INVESTEE COMPANIES THROUGH THE EXPERIENCE AND THE WIDE SCOPE OF SKILLS OF OUR INVESTMENT TEAM. INVESTEE COMPANIES BENEFIT FROM CLOSE RELATIONSHIPS WITH THE BROADER GROUP, WHICH PROVIDE MARKET OPPORTUNITIES AS WELL AS SUPPORT FACILITIES SUCH AS TECHNOLOGY OUTSOURCING, FINANCIAL AND RISK MANAGEMENT SERVICES ON A VOLUNTARY PARTICIPATION BASIS. VENFIN'S TEAM IS PARTICULARLY STRONG IN FINANCIAL DISCIPLINE AND IN UNDERSTANDING AND PROTECTING INTELLECTUAL PROPERTY RIGHTS, A FOCUS WHICH UNDERPINS THE INVESTMENT PROCESS.

VENFIN SEEKS TO MONITOR AND ADD VALUE TO ITS INVESTMENTS BY PROVIDING STRATEGIC INPUT THROUGH BOARD, AUDIT AND OTHER COMMITTEE REPRESENTATION AND SHAREHOLDERS' AGREEMENTS.

GROUP STRUCTURE



TELECOMMUNICATION

☐ Vodacom	15.0%
☐ Psitek	33.0%

TECHNOLOGY

☐ Dimension Data [1]	USD100 million 7.0%
☐ Tracker	32.1%
☐ FrontRange	19.0%
☐ Idion	35.0%
☐ CommsCo/Intervid merged entity	46.1%
☐ Fundamo	43.1%
☐ Cueincident	12.4%
☐ GenuOne	38.3%
☐ VHF Technologies SA [1]	CHF2.7 million

MEDIA

☐ e.tv	31.5%
☐ SAIL	36.5%

FINANCIAL AND RISK SERVICES

☐ Alexander Forbes	25.2%

CORPORATE

☐ VenFin Finance Corporation Short-term investments of surplus cash in South Africa	100%
☐ VenFin Financial Investments Provides corporate services to group members through an agreement with M&I Management Services	100%
☐ VenFin Holdings Short-term investments of surplus cash abroad and other portfolio investments	100%

EQUITY FUNDS

☐ GEMS II [2]	USD12.6 million
☐ Milestone China [3]	USD2.4 million
☐ Veritas [4]	USD0.75 million

Percentages represent the group's effective interests.
Annexures A and B provide further information of subsidiary companies and investments.
(1) Convertible bond
(2) Additional commitment to GEMS III of USD12.5 million
(3) Total commitment of USD5.0 million
(4) Total commitment of USD1.5 million

FINANCIAL HIGHLIGHTS

	% change	2005	2004
Headline earnings	13.2	R838 million	R740 million
Interest in net profit of associated companies		R891 million	R703 million
Net interest income and other profit/(loss)		(R53 million)	R37 million
Basic earnings – net profit for the year	153.2	R1 094 million	R432 million
Headline earnings per share	25.4	189.8c	151.4c
Basic earnings per share	180.3	247.8c	88.4c
Dividend per share	53.8	50.0c	32.5c
Net asset value (NAV) per share			
– at book value	15.8	R18.11	R15.64
– at market value of listed investments and directors' valuation of unlisted investments	51.8	R43.72	R28.80
JSE closing price at 30 June	44.4	R28.70	R19.88

SEGMENTAL ANALYSIS - HEADLINE EARNINGS


R million
700
600
500
400
300
200
100
0
-100
404
491
672
(1)
33
(26)
(28)
25
143
135
117
65
155
74
(16)
Telecom
Technology
Media
Financial and Risk
Corporate
2003
2004
2005

NET ASSET VALUE (AT VALUATION)



	2005 R million	2004 R million
Vodacom	12 284	6 990
Cash	2 731	2 326
Alexander Forbes	1 495	1 274
Didata	1 193	666
Other unlisted	1 149	1 069
Other listed	206	624
TOTAL	19 058	12 949



JSE Limited	2005	2004	2003	2002
Weighted number of VenFin ordinary shares in issue ('000)	**441 567**	488 922	510 602	521 050
Market capitalisation at 30 June (R million)				
– Ordinary shares only	**12 857**	8 906	8 173	8 514
Price (cents per share)				
– 30 June	**2 870**	1 988	1 680	1 750
– Highest	**2 870**	2 175	1 910	2 115
– Lowest	**1 925**	1 661	1 485	1 590
Number of shares traded ('000)	**205 785**	312 797	205 439	223 412
Value of shares traded (R million)	**4 901**	6 034	3 444	4 042
Shares traded/weighted number of ordinary shares (%)	**46.60**	63.98	40.23	42.88
Number of transactions	**43 562**	32 253	34 130	41 545

VENFIN SHARE PRICE



3 000
2 500
2 000
1 500
1 000
31/07/2003
29/08/2003
30/09/2003
31/10/2003
28/11/2003
21/12/2003
30/01/2004
27/02/2004
31/03/2004
30/04/2004
31/05/2004
30/06/2004
30/07/2004
31/08/2004
30/09/2004
29/10/2004
30/11/2004
31/12/2004
31/01/2005
28/02/2005
31/03/2005
29/04/2005
31/05/2005
30/06/2005
Closing price

FIVE-YEAR FINANCIAL REVIEW

CONSOLIDATED BALANCE SHEET

R million	30 June 2005	30 June 2004	30 June 2003	30 June 2002	31 March 2001
ASSETS					
Non-current assets					
Property, plant and equipment	1	26	–	–	–
Intangible assets	–	5	556	138	133
Investments – Associated companies	3 984	2 106	5 595	6 451	4 263
– Other	1 266	2 497	636	1 885	1 435
Deferred taxation	–	12	–	–	–
	5 251	4 646	6 787	8 474	5 831
Current assets	2 801	2 548	1 468	920	1 246
Cash and cash equivalents	2 227	2 389	1 414	865	1 003
Other current assets *	574	159	54	55	243
Total assets	8 052	7 194	8 255	9 394	7 077
EQUITY AND LIABILITIES					
Capital and reserves					
Issued capital	8	8	8	8	8
Share premium	26	26	26	26	26
Reserves	8 806	7 635	8 536	9 438	6 997
Treasury shares	(944)	(636)	(365)	(137)	–
**Total shareholders' equity ** **	7 896	7 033	8 205	9 335	7 031
Non-current liabilities	18	15	–	–	–
Current liabilities	138	146	50	59	46
Total equity and liabilities	8 052	7 194	8 255	9 394	7 077
Net asset value per share (Rand)					
– at book value	18.11	15.64	16.40	18.14	13.47
– at market value and directors' valuation of investments	43.72	28.80	24.17	27.11	25.48
JSE closing price (Rand)	28.70	19.88	16.80	17.50	17.05
Shares in issue (million) ***	435.9	449.6	500.4	514.6	522.0

* *Included in "other current assets" is an amount of R504 million which represents part of the cash proceeds on the disposal of the Richemont investment received on 7 July 2005.*

** *The decrease in total shareholders' equity from 30 June 2002 is mainly attributable to share repurchases and exchange rate movements.*

*** *After the deduction of treasury shares and shares held by The VenFin Share Trust.*

CONSOLIDATED INCOME STATEMENT

R million	Twelve months ended 30 June 2005	Twelve months ended 30 June 2004	Twelve months ended 30 June 2003	Fifteen months ended 30 June 2002	Twelve months ended 31 March 2001
Revenue	245	115	256	274	126
Net interest income	102	98	179	156	82
Impairment and amortisation of goodwill	(31)	(300)	(156)	(52)	(4)
Impairment of investments and assets	(7)	(6)	–	(89)	–
Other net expenses	(110)	(46)	(40)	(55)	(16)
Net operating profit/(loss)	(46)	(254)	(17)	(40)	62
Negative goodwill arising on acquisitions	158	–	–	–	–
Exceptional items	200	20	357	(80)	(64)
Consolidated profit/(loss) before tax	312	(234)	340	(120)	(2)
Share of after-tax profit of associated companies	839	680	304	386	466
Profit before taxation	1 151	446	644	266	464
Taxation	(57)	(14)	(51)	(33)	(21)
Net profit for the period	1 094	432	593	233	443
Reconciliation of headline earnings:					
Basic earnings – net profit for the period	1 094	432	593	233	443
Plus/(minus) – attributable to own members:					
– Impairment and amortisation of goodwill	52	320	188	150	25
– Impairment of investments and assets	41	9	234	252	–
– Negative goodwill arising on acquisitions	(158)	–	–	–	–
– Exceptional items	(189)	(24)	(349)	72	118
– (Surplus)/loss on disposal of property, plant and equipment	(2)	3	(1)	–	–
Headline earnings	838	740	665	707	586
Basic earnings per share (cents)	247.8	88.4	116.1	44.7	84.9
Headline earnings per share (cents)	189.8	151.4	130.2	135.7	112.3
Adjusted headline earnings per share – 2002 and 2001 (cents) *	–	–	–	117.5	97.5
Dividend per share (cents)	50.0	32.5	25.0	–	–
Weighted average number of shares in issue (million)	441.6	488.9	510.6	521.0	522.0

* *The attributable portion of e.tv's loss is accounted for as a loss in an associated company and not as an exceptional item during these periods.*

DIRECTORS

INDEPENDENT NON-EXECUTIVE DIRECTORS

G T Ferreira (57)
Appointed 2001

DIRECTORSHIPS
Chairman of RMB Holdings Limited and FirstRand Limited and director of Glenrand MIB Limited.

Liesbeth Botha (43)
Appointed 2003

DIRECTORSHIPS
Director of Swist Group Technologies, Unistel Group Holdings and USB-ED and Executive director: Innovation and Commercialisation, Stellenbosch University.

Anthony Fletcher (53)
Appointed 2003

DIRECTORSHIPS
Executive Deputy Chairman of ELB Group Limited and director of Bridgestone Firestone Maxiprest Limited and Industrial Credit Company Africa Holdings Limited.





Mike Bosman (44)
Appointed 2003

DIRECTORSHIPS
Director of Primedia Limited, Saldanha Group Holdings (Proprietary) Limited, TBWA\South Africa (Proprietary) Limited and TBWA\Hunt\Lascaris (Proprietary) Limited.

Elias Links (58)
Appointed 2003

DIRECTORSHIPS
Director of Business Partners Limited, Empowerco (Proprietary) Limited, Juta and Co Limited, Karkhams Investment (Proprietary) Limited, TerraSan Limited and The Lion of Africa Insurance Company Limited.

John Newbury (63)
Appointed 2001
Deputy Chairman

DIRECTORSHIPS
Chairman of Tracker Investment Holdings (Proprietary) Limited and director of Metropolitan Holdings Limited, Santam Limited, Kolbenco (Proprietary) Limited and Dunlop (Proprietary) Limited.

Mike Bosman, Elias Links, John Newbury, G T Ferreira, Liesbeth Botha, Anthony Fletcher

NON-EXECUTIVE DIRECTORS



Johann Rupert (55)
Appointed 1986
Chairman

DIRECTORSHIPS
Non-executive Chairman of Remgro Limited, Executive Chairman of Compagnie Financière Richemont SA and Richemont Société Anonyme and Chairman of Business Partners Limited.

Piet Beyers (55)
Appointed 1997

DIRECTORSHIPS
Director of Remgro Limited, Richemont Société Anonyme, British American Tobacco Plc, Distell Group Limited and Unilever Bestfoods Robertsons Holdings Limited L.L.C.

Jan Dreyer (54)
Appointed 2000

DIRECTORSHIPS
Director of Remgro Limited and RMB Holdings Limited.

Refer to Corporate Governance page 67 for directors' attendance at meetings.

EXECUTIVE DIRECTORS

Josua (Dillie) Malherbe (49)
Appointed 1993
Chief Executive Officer

QUALIFICATIONS
BComm LLB (University of Stellenbosch)
CTA (University of Cape Town)
CA(SA)

Years of service with the group: 15

DIRECTORSHIPS
Director of Vodacom Group (Proprietary) Limited, Dimension Data Holdings Plc, Midi TV (Proprietary) Limited (e.tv), GenuOne Incorporated and Datacraft Asia Limited.

Jannie Durand (38)
Appointed 2000
Financial Director

QUALIFICATIONS
BAcc (University of Stellenbosch)
Hons BAcc (University of Stellenbosch)
CA(SA)
MPhil Management Studies (Oxford University)

Years of service with the group: 9

DIRECTORSHIPS
Director of Alexander Forbes Limited, CommsCo (Proprietary) Limited, Intervid Limited and SAIL Group Limited.



Johann Rupert, Piet Beyers, Jan Dreyer, Josua Malherbe, Jannie Durand

BOARD COMMITTEES

as at 30 June 2005

AUDIT AND RISK

John Newbury (Chairman)
Jan Dreyer
Jannie Durand
Anthony Fletcher

EXECUTIVE

Josua Malherbe (Chairman)
Jannie Durand

REMUNERATION AND NOMINATION

Johann Rupert (Chairman)
G T Ferreira
John Newbury

EXECUTIVE MANAGEMENT

Hein Carse (43)

QUALIFICATIONS
BEng (Electronic) (University of Stellenbosch)
MEng (Electronic) (University of Stellenbosch)
MBA (University of Pretoria)
Years of service with the group: 9

Stefan de Villiers (44)

QUALIFICATIONS
BSc Aeronautical Engineering (University of the Witwatersrand)
Appointed on 17 January 2005

Anniel Lambrechts (33)

QUALIFICATIONS
BAcc (University of Stellenbosch)
Hons BCompt (University of South Africa)
CA(SA)
Years of service with the group: 5

Peter Liddiard (40)

QUALIFICATIONS
BComm (University of Port Elizabeth)
PDA (University of Port Elizabeth)
CA(SA)
Years of service with the group: 3

Gregory Roberts-Baxter (32)

QUALIFICATIONS
BSc Electrical Engineering (University of the Witwatersrand)
MSc Electrical Engineering (University of the Witwatersrand)
MBA (University of Cape Town)
Years of service with the group: 3

Chris van den Heever (40)

QUALIFICATIONS
BSc Chemical Engineering (University of Stellenbosch)
MBA (University of Stellenbosch)
Years of service with the group: 3

Neville Williams (40)

QUALIFICATIONS
BComm (University of Western Cape)
Hons BComm (University of Western Cape)
CA(SA)
Years of service with the group: 11

REPORTS



REPORT OF THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER



Johann Rupert

VenFin was listed on the JSE on 26 September 2000 and will be "five years old" on 26 September 2005. During this five-year period, the world has faced many challenges and changes. The NASDAQ was trading at a level of 3 800 when VenFin listed, the 9/11 attacks on the World Trade Centre in New York were still in the future, the London underground was a safe place, Enron was a reputable company and oil was trading at $30 a barrel.

Today the NASDAQ is trading at 2 100, oil is trading at $65 a barrel and the executives of Enron are no longer free men. Just as the world has changed materially over the last five years, so has VenFin.

VenFin has been successful in meeting the challenges and changes of the past five years. Its net asset value per share increased from R25.85 to R43.72, reflecting an annual average growth rate of 11.1%. The portfolio of investments also changed substantially. Although the investment in Vodacom still dominates, a number of the other investments are now making meaningful contributions to income, cash flow and net asset value. VenFin has become a major shareholder in both Dimension Data and Alexander Forbes, and also has a significant investment in e.tv, which is now a successful and profitable commercial television station. The investments in Psitek, Tracker and FrontRange have all grown substantially in value. In addition, VenFin has bought back nearly 20% of its own shares at a cost of R1.7 billion. Facilitated by the increase in cash generated by the investment in Vodacom, VenFin was able to start paying dividends in 2003, much earlier than anticipated at the time of the listing.

The success of VenFin's investment strategies is evidenced in its ability to identify opportunities for value-adding investments. For instance, VenFin stood by its investment in e.tv while it was making losses and is now reaping the rewards. The same can be said for the investment in FrontRange, which illustrates the value that VenFin adds to its investments as the anchor shareholder. In a similar vein, Vodacom's net profit in 2000 was R1 315 million, compared to R3 861 million for the year ended 31 March 2005. The total subscriber base in 2000 was just over three million and today it is over fifteen million.

The economic outlook for South Africa in 2005 is positive, supported by the robust bull run in the equity market that was fuelled by strong financial performances from the majority of listed



Josua Malherbe

companies. The outlook for 2006 remains optimistic, if slightly less rosy. A weaker rand, combined with a widening current account deficit, could put pressure on inflation. This in turn, could cause the SARB to tighten monetary policy in 2006.

On the global front the major risks remain the US dollar and the oil price. The widening US current account deficit increases the possibility of a sharp exchange rate correction although recent trends do not support this likelihood. These uncertainties create a challenging operating environment for corporates, especially if a drop in the US dollar results in a marked sell-off in US securities. This would undoubtedly stem growth globally.

The last five years have also highlighted the fact that we operate in an uncertain environment, which requires businesses to adapt to changes in order to remain successful. For VenFin this means we do not take investment decisions that could put the whole company at risk. Even with stringent due diligence process and active participation in investments, two key elements of VenFin's investment philosophy, risks can never be completely eliminated, and the investment mandate, inevitably, results in some write-offs. The challenge remains to find the right investments that will enable us to deliver superior growth over the medium to longer term.

Our investment strategy remains focused and we proactively look for opportunities that will make a meaningful difference to VenFin. We also seek to identify future growth areas to ensure that our shareholders are exposed to those areas at an early stage and therefore participate in the full benefits of the rapid growth phase.

FINANCIAL REVIEW

It is pleasing to report that VenFin ended the 2005 financial year with headline earnings per share of R1.90, an increase of 25% over the previous year.

As expected, the majority of the earnings growth was achieved on the back of another exceptional year of performance from Vodacom. The excellent performance from e.tv and Tracker also contributed to the increased earnings. These were offset by a reduction in corporate earnings due to lower cash balances, lower interest rates and tax charges on foreign income that had not been taxable in prior years.

In the year under review the Alexander Forbes bond was redeemed and we used the majority of the proceeds to subscribe for 114.8 million shares in Alexander Forbes, which makes us the largest single shareholder in the company with an effective 25% stake. Due to the timing of the redemption, and the fact that Alexander Forbes's year-end is different to VenFin's, the full effect of the earnings upliftment has not flowed through in this year's earnings.

All our other investments performed according to expectations and it was gratifying to note that the losses at Intervid have decreased significantly from prior years.

OUTLOOK

VenFin continues to evaluate new investment opportunities on a regular basis, both locally and abroad. The focus remains on investments with the potential to make a meaningful contribution to VenFin. Our investment portfolio is evaluated continuously. If the prognosis for any investment changes and it becomes clear that it cannot make a meaningful contribution to VenFin in the long term, the investment is realised. VenFin's competitive advantage is its access to capital resources both locally and internationally, as well as intellectual capital to evaluate investment opportunities. Well-defined investment criteria support all investment decisions and enhance the probability of success for the investments VenFin makes.

GOVERNANCE

VenFin has maintained and increased its awareness and focus on good corporate practices and governance, and strives to conduct all its affairs in accordance with generally accepted corporate governance standards. As a result of this increased focus, over the past few years, our service company, M&I, has invested in the creation of a risk management capability to service the wider group. VenFin and the group draw on the experience and competence of this service on a regular basis.

DIVIDENDS AND SHARE BUY-BACKS

VenFin's cash flow has been very strong, with a greater-than-expected dividend payout from Vodacom in the past year. As a result, the Board has recommended increasing the dividend to 50.0 cents per share, an increase of 53.8%, as well as continuing with the share buy-back programme when opportunities arise in the market to add value to shareholders by acquiring VenFin shares at wider discounts.

ACKNOWLEDGEMENTS

We express our sincere gratitude to everybody who contributed to the performance of the group over the past year – the shareholders for their continued support, our fellow directors for their guidance and insights, the management teams in the various group companies and our colleagues at VenFin and M&I.

We are confident that VenFin is well positioned for continued success in the years ahead.

Johann Rupert	**Josua Malherbe**
Chairman	*Chief Executive Officer*



Jannie Durand

OVERVIEW

VenFin's headline earnings for the year to 30 June 2005 increased by 13.2% from R740 million to R838 million. Headline earnings per share for the year to 30 June 2005 increased by 25.4% from 151.4 cents to 189.8 cents, based on the weighted number of shares in issue totalling 441.6 million (2004: 488.9 million shares), reflecting the positive effect of the share repurchase programme.

In order to make a more meaningful evaluation of VenFin's headline earnings the following items, included in the current year's headline earnings, need to be taken into account:

- An increase in the contribution of Sabido (Proprietary) Limited (e.tv) to VenFin's headline earnings of R96 million due to the recognition of a deferred tax asset of R299 million in respect of e.tv's assessed losses.
- A negative fair value adjustment of R19 million on the embedded derivative attached to the Dimension Data convertible bond.
- Once-off restructuring costs incurred by Alexander Forbes Limited which contributed to a loss of R20 million in VenFin's headline earnings, as well as the effect of accounting for seven months of earnings and one month of interest for Alexander Forbes only. (For more detail, refer to note 2 of Table A on page 23.)

Most of VenFin's investments contributed satisfactorily to headline earnings, with Vodacom once again the biggest contributor, increasing its contribution to R662 million (2004: R480 million). e.tv's contribution to headline earnings amounted to R43 million (2004: R22 million) for the year under review (this excludes the effect of the recognition of the deferred tax asset).

R&V Holdings Limited (R&V) became a wholly owned subsidiary on 30 June 2004. As a result, a net taxation charge of R15 million was incurred on offshore interest income earned on the cash and bonds consolidated in the balance sheet, which partially offset the increase in headline earnings.

The year under review was characterised by VenFin's involvement in the restructuring, merging and rightsizing of investee companies as well as the acquisition of a 25% equity interest in Alexander Forbes, which replaced the investment in the Exchangeable Bonds.

We also continued with our share repurchase programme, albeit on a smaller scale than the previous year. However, the full uplift effect of the shares repurchased during the latter part of the previous financial year is manifested in the weighted average number of shares in issue. This number, which is used in the calculation of the earnings per share numbers, decreased from 488 922 237 in 2004, to 441 567 058.

COMPOSITION OF HEADLINE EARNINGS

The group's main sources of earnings were:

- Vodacom, which contributed approximately 79% (2004: 65%) to headline earnings
- e.tv, which contributed 17% (2004: 3%) to headline earnings
- Alexander Forbes, which contributed 8% (2004: 16%) to headline earnings

HEADLINE EARNINGS


R million
700
600
500
400
300
200
100
0
-100
404
491
672
(1)
33
(26)
(28)
25
143
135
117
65
155
74
(16)
Telecom
Technology
Media
Financial and Risk
Corporate
2003
2004
2005

LOCAL VS OFFSHORE


Contribution R million
900
800
700
600
500
400
300
200
100
0
665
198
467
740
175
565
838
26
812
2003
2004
2005
Local
Offshore

TABLE A – COMPOSITION OF HEADLINE EARNINGS

		Effective % interest at 30 June 2005*	VenFin's share R million Year ended 30 June 2005	2004
Vodacom		15.0	662	480
Psitek		33.0	10	12
Dimension Data Bond	– *interest*	100.0	23	27
	– *fair value adjustment*		(19)	–
Tracker		32.1	26	16
GenuOne		38.3	(5)	(6)
Intervid [(1)]	– *operating loss*		(33)	–
	– *impairment of financial asset*		(12)	–
Other technology			(6)	(4)
Sabido (e.tv)	– *normalised headline earnings*	31.5	43	22
	– *deferred tax*		96	–
SAIL		36.5	4	2
Alexander Forbes [(2)]	– *normalised headline earnings*	25.2	85	117
	– *non-recurring restructuring costs*		(20)	–
Corporate and other [(3)]			(16)	74
Headline earnings			838	740

* *These percentage interests represent the effective holdings in the respective companies at 30 June 2005, and do not necessarily represent the percentage interest during the accounting period.*

(1) *Intervid became a subsidiary only on 30 June 2004. Its earnings for the financial year ended 30 June 2004 was therefore still accounted for as an associate. The comparative operating headline loss incurred by Intervid for the year ended 30 June 2004 was R67 million.*

(2) *Alexander Forbes became an associate during the year under review, whereas previously it was accounted for as an investment in an exchangeable bond by R&V. VenFin accounted for income from Alexander Forbes only up to 31 March 2005. VenFin accounted for interest on the bonds for one month and equity accounted the 25% interest for seven months only. If the Alexander Forbes transaction had taken place on 1 April 2004, and not on 6 September 2004, VenFin would have equity accounted its 25% interest in Alexander Forbes for the year from 1 April 2004 to 31 March 2005. This basis of accounting would reflect results that are more comparable with the results of the previous financial year. On this pro forma basis, Alexander Forbes's contribution to VenFin's headline earnings for the financial year ended 30 June 2005 would have amounted to R127 million instead of the R65 million actually included. The prior year's figure was R117 million, reflecting interest for a twelve-month period.*

(3) *The decrease in the contribution of Corporate and other to VenFin's headline earnings is attributed mainly to the drop in interest income on the lower average cash balance in South Africa as well as a taxation charge of R12 million on offshore interest income earned on the cash consolidated in the balance sheet when R&V became a wholly owned subsidiary on 30 June 2004.*

TABLE B – CONTRIBUTION TO CHANGE IN HEADLINE EARNINGS

	R million	Cents per share
HEADLINE EARNINGS TO 30 JUNE 2004	740	151.4
Increase/(decrease):		
Vodacom	182	37.2
e.tv	117	23.9
Tracker	10	2.0
Alexander Forbes	(52)	(10.6)
Intervid	(45)	(9.2)
Dimension Data	(23)	(4.7)
SA interest	(51)	(10.4)
SA tax on foreign net income	(13)	(2.7)
Corporate cost (including non-tax deductibility of M&I admin fee)	(23)	(4.7)
Other	(4)	(0.8)
	838	171.4
Effect of share repurchases		18.4
HEADLINE EARNINGS TO 30 JUNE 2005	838	189.8

ASSOCIATED COMPANIES

Vodacom

Vodacom has again performed well, with headline earnings up 31.8% to R4 128 million (2004: R3 133 million) and with an EBITDA margin (earnings before interest, tax, depreciation and amortisation) of 35.1% (2004: 34.0%) for its year ended 31 March 2005. Vodacom South Africa saw a record number of 7.8 million new gross connections to 31 March 2005.

The level of gross connections is the highest in the history of Vodacom.

Alexander Forbes

Alexander Forbes produced revenues of R4.6 billion for the year ended 31 March 2005, up 4% from the previous year. Operating profits, before non-recurring restructuring costs, increased by 1% to R790 million, having been impacted by the reduced profit contribution from its international Risk Services business.

Headline earnings per share decreased by 16% to 113 cents for the year ended 31 March 2005, primarily as a result of non-recurring restructuring costs, totalling R111 million. Alexander Forbes has significantly strengthened its balance sheet during the year, and its continued strong cash flow from operations has enabled it to maintain a 67 cents per share distribution to shareholders.

e.tv

e.tv has benefited from improved general economic conditions, better business performance and favourable currency markets. Revenue grew significantly and programming costs were reduced compared to the prior period.

For its financial year ended 31 March 2005, revenue increased by 14.1% from R503.2 million in 2004 to R574.0 million. e.tv generated R130.8 million in headline profits for the current year, before accounting for the recognition of a deferred tax asset of R298.7 million in respect of its assessed losses. This compares favourably to the R31.4 million headline profit generated in the previous financial year.

e.tv was cash flow positive at operational level for the year ended 31 March 2005.

Tracker

Tracker again showed excellent revenue growth of 25% for the year ended 30 June 2005, mainly due to its strong monthly subscription-based income stream.

Earnings for the year to 30 June 2005 increased by a healthy 60% to R80.4 million (2004: R50.3 million), mainly as a result of better cost efficiencies on the higher revenue base.

Tracker's net cash generated from operating activities increased by 31% on the back of the higher customer base.

Psitek

Psitek's revenue and earnings were marginally lower during the year under review, mainly due to additional effort and costs incurred to fast-track access to, and growth in, new markets, and difficulties to gain market traction in new business developments.

SAIL

SAIL's revenue decreased marginally by 2.5% during its financial year ended 31 December 2004. Through the ongoing restructuring process and cost-cutting exercise it nevertheless achieved a healthy increase in earnings before finance costs to R27 million (2003: R17 million). SAIL's earnings before finance costs during its interim period to 30 June 2005 remained flat at R9.4 million (2004: R9.4 million).

SUBSIDIARIES

Corporate

Corporate consists of wholly owned subsidiaries administered at head office level as well as offshore subsidiaries managed and administered offshore, via Switzerland. Activities include treasury functions, receiving and paying of administration fees and other investment activities.

The contribution to headline earnings of net interest income earned on cash deposits in South Africa decreased from R65 million in 2004 to R14 million, mainly as a result of a lower average cash balance due to the share repurchase programme.

Dividends received from other investments contributed R13 million (2004: R12 million) to headline earnings.

Net fees paid to M&I Management Services (Proprietary) Limited (M&I) for management and support services rendered during the year amounted to R41 million (2004: R40 million) on a pre-tax basis and constituted 0.354% (2004: 0.400%) of the market capitalisation of VenFin, calculated on a monthly basis.

Intervid

Intervid posted an operating loss of R33 million for the year ended 30 June 2005 (2004: R67 million). The turnaround programme, which is being implemented, affected revenue growth. Revenue dropped by 54.1% from R255 million in 2004 to R117 million. However, a corresponding cutting of overheads had a positive effect on the bottom line.

Intervid was merged with CommsCo (Proprietary) Limited on 30 June 2005.

BASIC EARNINGS

Basic earnings per share increased by 180.3% to 247.8 cents (2004: 88.4 cents). Basic earnings reflect earnings after goodwill amortisation, impairments of assets and non-recurring exceptional items. The increase in basic earnings is attributable mainly to capital surpluses realised on the disposal of investments and subsidiaries, as well as negative goodwill realised on acquisitions.

Included in negative goodwill is an amount of R143 million in respect of an adjustment to the goodwill that arose from the restructuring of VenFin's interest in R&V which resulted in R&V becoming a wholly owned subsidiary of VenFin. This adjustment relates to changes in the valuation of the embedded derivative included in the Dimension Data convertible bond on the restructuring date.

During the current year attributable after-tax capital surplus on disposal of investments amounted to R189 million (2004: R24 million).

DILUTED EARNINGS

As disclosed in note 17 to the financial statements, the diluted earnings per share is calculated by adjusting the weighted number of shares for the dilutive effect of the shares offered to participants by the VenFin Share Scheme. The shares so determined, amounted to 2 501 225 (2004: 1 218 466) and were added to the weighted number of issued shares. Dilution in future years will be affected by the share price performance.

IMPAIRMENT OF INVESTMENTS AND GOODWILL

Provision for the impairment of investments and goodwill amounting to R38 million has been made, of which the most significant is a provision for R37 million against the carrying value of the investment in GenuOne Incorporated to reflect the risks associated with this investment.

CURRENCY EFFECTS

A portion of VenFin's headline earnings is derived from foreign denominated income, mainly in euros, US dollars and pound sterling.

Below are the average exchange rates that were used to translate income and expenditure items to SA rand, as well as the closing rates used to translate foreign entities into SA rand on balance sheet date.

Financial year: 30 June	2005	2004	*Movement* %
Average exchange rate:			
€/R	**7.8929**	8.1889	*3.6*
$/R	**6.2109**	6.8729	*9.6*
£/R	**11.5260**	11.9351	*3.4*
Closing exchange rate on 30 June:			
€/R	**8.0709**	7.5786	*(6.5)*
$/R	**6.6762**	6.2300	*(7.2)*
£/R	**11.9550**	11.3027	*(5.8)*

The weakening of the rand against the major currencies has resulted in positive exchange rate differences on translation of foreign entities into SA rand amounting to R377 million (2004: negative R1 026 million), which were credited directly to reserves.

NET ASSET VALUE

As an investment holding company, the growth in the value of VenFin's net assets is an important indicator of its relative performance.

Neither the book value of net assets shown in the balance sheet nor the share price necessarily reflects the true underlying value of the group.

The underlying value of VenFin includes the fair value of financial instruments (which is included in book value) as well as the valuation of associated companies, either at listed market value or, in the case of unlisted investments, at directors' valuation.

The calculations to determine the directors' valuations of the unlisted investments included analysis of the following factors:

- Market value and earnings yield of similar listed shares, discounted for limited tradeability of the unlisted shares
- Growth potential and risk factors
- Underlying net asset value
- Profit history
- Cash flow projections

The net asset value, at market value and directors' valuation of investments, increased by 47.2%, from R12 949 million to R19 058 million on 30 June 2005, mainly reflecting the increase in the value of Vodacom.

The net asset value per share, at market value and directors' valuation of investments amounted to R43.72 on 30 June 2005, compared to R28.80 per share at 30 June 2004. This is an increase of 51.8% year-on-year, reflecting the effect of the share repurchase programme. The number of shares in issue at 30 June 2005 used to determine the net asset value per share, amounted to 435 946 275 (2004: 449 562 597).

Compared to the closing market price of R28.70 (2004: R19.88) prevailing at year-end, the share price trades at a 34.4% discount (2004: 31.0% discount) to VenFin's net asset value at market value and directors' valuation of investments.

The table below gives a more detailed composition of the underlying net asset value.

TABLE C – COMPOSITION OF NET ASSET VALUE (R MILLION)

	30 June 2005		30 June 2004	
	Book value	Valuations	Book value	Valuations
Listed [1]	1 945	2 066	678	624
Alexander Forbes [5]	1 305	1 495	–	–
Richemont A units [6]	–	–	411	411
Dimension Data	403	365	–	–
FrontRange	155	155	62	62
Idion	82	51	81	79
iTouch [6]	–	–	23	23
Intervid [4]	–	–	72	20
SAIL [3]	–	–	29	29
Unlisted [2]	3 220	14 261	4 029	9 999
Vodacom	1 615	12 284	1 511	6 990
Alexander Forbes Bonds [5]	–	–	1 274	1 274
Dimension Data Bond	828	828	629	666
e.tv – equity	296	373	163	375
– loans	74	74	150	150
Tracker	39	274	20	242
Psitek	63	118	69	96
SAIL [3]	24	30	–	–
Loans and other investments	281	280	213	206
Cash [7]	2 731	2 731	2 326	2 326
Total	7 896	19 058	7 033	12 949
Net asset value per share (Rand)	18.11	43.72	15.64	28.80
Share price (Rand)		28.70		19.88
Discount to net asset value		34.4%		31.0%
Potential CGT liability per share (Rand) [8]		(1.47)		(0.04)

(1) *Market value*

(2) *Directors' valuation*

(3) *SAIL was delisted during the current year.*

(4) *Intervid was delisted during the current year and merged with CommsCo (Pty) Limited on 30 June 2005.*

(5) *Alexander Forbes Bonds were sold during the year. Proceeds were utilised to subscribe for Alexander Forbes shares.*

(6) *The iTouch and Richemont investments were sold during the current year.*

(7) *Included in cash is an amount of R504 million which represents part of the cash proceeds on the sale of Richemont shares disclosed in "other current assets" on the face of the balance sheet and received on 7 July 2005. The balance of R20 million was received before year-end.*

(8) *The potential capital gains tax (CGT) liability, which is unaudited, is calculated at an effective rate of 14.5% on the specific identification method, using the most favourable calculation for investments acquired before 1 October 2001.*

TABLE D – CONTRIBUTION TO CHANGE IN NET ASSET VALUE (AT VALUATION)

	Reasons for change	R million	Rand per share
NET ASSET VALUE AT 30 JUNE 2004		12 949	28.80
Vodacom	*increase in valuation*	5 294	11.78
Dimension Data	*equity shares and conversion option*	527	1.17
Cash	*net movement*	405	0.90
Alexander Forbes	*conversion and increase in share price*	221	0.49
FrontRange	*share price increase and additions*	93	0.21
Richemont	*disposal*	(411)	(0.92)
e.tv	*repay loan and dilution*	(78)	(0.17)
iTouch	*disposal*	(23)	(0.05)
GenuOne	*impairment*	(37)	(0.08)
Other		118	0.26
		19 058	42.39
Effect of share repurchases			1.33
NET ASSET VALUE AT 30 JUNE 2005		19 058	43.72

INVESTMENT REPORT

New investments

VenFin receives investment inquiries through a number of sources, including our sister companies and their networks, our advisors, our existing investee companies as well as through general awareness of the company in the venture capital markets. In addition, the investment team proactively investigates the investment market for new opportunities.

In the year under review, VenFin received approximately 170 new investment applications. Of these applications, 129 investment opportunities were assessed at a desktop level and the investment team undertook 14 detailed investigations of new investments, including a number of proactive investment opportunities.

In addition to new investments, VenFin performs due diligences on existing portfolio companies with a view to making an investment decision regarding the current holding. This resulted in some investments being exited and VenFin's holding in others being increased. It also led to the consolidation of investments of which CommsCo and Intervid are examples. The investment team also supported a number of investee companies with restructuring efforts, BEE transactions and general corporate activities.

In order to strengthen its network globally, VenFin made additional investments in two equity capital funds, one in China and one based in Hong Kong. In addition to providing VenFin shareholders with access to high-growth opportunities in markets that they otherwise would not have access to, these investments provide VenFin and its investees with access to networks and expertise in markets outside South Africa.

Investment evaluation process

VenFin follows a rigorous investment evaluation process before a new investment is made. A similar rigorous process is also applied to any follow-on investments.

The investment process consists of the following steps:

- an initial high level assessment of the opportunity, followed by
- a presentation and/or report to the VenFin Executive Committee, whereafter
- a term sheet is negotiated with the potential investee, followed by
- a full due diligence process, whereafter
- a full report is presented to the VenFin Executive Committee and, should consensus be reached,
- a full presentation and recommendation to the VenFin Board.

The investment process includes a detailed due diligence on the investment opportunity. The due diligence process typically involves two investment executives and includes, inter alia, financial and legal due diligence, management interviews, market assessment, competitive analysis, customer and partner interviews.

The VenFin Executive Committee meets each month to discuss the existing portfolio and consider new investment opportunities.

The main criteria used by the investment team when considering an investment are:

- quality and balance of the incumbent management team and their previous experience in the type of business they are pursuing;
- potential impact on VenFin's net asset value in the long term;
- barriers to entry, such as intellectual property, licences, first mover advantage;
- opportunity to internationalise the business;
- the value VenFin can add to the investee, be it through its own management team, sister companies or investee network.

Monitoring and adding value to investments

VenFin's aim is to provide strategic input and direction to its investee companies. This is done through board representation and frequent interaction and facilitation with the companies. Each year VenFin holds an investee conference to which each company is invited. The aim of the conference is to facilitate potential portfolio synergies.

Monitoring of investments takes place through representation on relevant board committees and, where possible, VenFin builds in rights via shareholders' agreements.

CHANGES TO INVESTMENT PORTFOLIO

The most significant changes to VenFin's investment portfolio during the year ended 30 June 2005 were:

£100 million Alexander Forbes Exchangeable Bonds (the bonds)

During the year under review, VenFin sold the bonds to Alexander Forbes Limited (Alexander Forbes) for a cash payment of R1 159.5 million and £12.5 million. The R1 159.5 million was used to subscribe for 114.8 million Alexander Forbes shares.

A further 1.1 million Alexander Forbes shares were acquired in the open market for R12 million during September 2004. On 30 June 2005, VenFin's effective interest in Alexander Forbes was 25.2%. The investment is accounted for as an associate.

Repurchase of VenFin shares

VenFin's wholly owned subsidiary, VenFin Securities (Pty) Limited, acquired a further 13.7 million VenFin ordinary shares at an average price of R22.11 per share for R301.9 million. On 30 June 2005, the number of shares in treasury was 38.7 million, or 8.6% of the issued ordinary shares of 1 cent each.

Since the repurchase programme started in the 2002 financial year, a total of 86.3 million ordinary shares (19.3% of the current issued ordinary shares of 1 cent each) have been acquired at an average price of R19.49 per share.

Intervid Limited (Intervid) / CommsCo (Pty) Limited (CommsCo)

Through a scheme of arrangement in terms of section 311 of the Companies Act, 1973 (Act 61 of 1973), as amended, VenFin acquired all the Intervid shares it did not already own for a cash consideration of R9 million and 99 458 VenFin shares. Intervid became a wholly owned subsidiary and was delisted on 24 August 2004.

On 30 June 2005, Intervid and CommsCo merged their respective businesses into an integrated security and infrastructure company, with VenFin's effective interest in this merged entity totalling 46.1%.

SAIL Group Limited (SAIL)

As previously reported, VenFin, as a member of a consortium, made an offer for the shares held by the other shareholders of SAIL.

On 31 December 2004, the transaction was executed when VenFin, on behalf of the consortium, acquired 172.9 million SAIL shares for R71 million. Subsequently, 28.1 million SAIL shares were repurchased by SAIL, while the remaining 144.8 million shares were converted into SAIL preference shares. Following this transaction, VenFin's effective interest in SAIL is 36.5%.

FrontRange Limited (FrontRange)

VenFin invested a further R64 million in FrontRange and the total cost of this investment now amounts to R102 million or R3.34 per share. On 30 June 2005, VenFin's effective interest in FrontRange was 19.0%.

Dimension Data Holdings plc (Didata)

RFS Finance Limited, a wholly owned offshore subsidiary of VenFin, acquired 94 million Didata shares for £33.7 million. On 30 June 2005, these shares represented 7.0% of Didata's issued shares. Assuming a conversion of the Didata bond into equity, VenFin's interest in the enlarged issued share capital of Didata will be 18.4%. The equity interest of 7% is classified as an investment in an associate. From 1 April 2005 it will be accounted for according to the equity method.

Cueincident (Pty) Limited (Cueincident)

VenFin invested R12 million in Cueincident, which designs, installs, maintains and operates electronic facilities management systems by utilising surveillance technology. Customers include local government, state-owned enterprises and large corporates. On 30 June 2005, VenFin's interest in Cueincident amounted to 12.4%.

GEMS Oriental and General Funds (GEMS II and III)

VenFin invested a further $5.0 million in GEMS II, for a total investment to date of $12.6 million.

VenFin committed $12.5 million to GEMS III, a fund started during 2005 by the same management team as GEMS II. GEMS III aims to raise $300 million and will also make direct investments in the Asian Pacific region. No amount has been drawn on this commitment yet.

Milestone China Opportunities Fund I L.P. (Milestone China)

VenFin has invested a further $2 million in Milestone China. The total investment now amounts to $2.5 million, with a further $2.5 million committed.

Richemont Depositary Receipts (DRs)

During June 2005, RGH Investments Limited, a wholly owned foreign subsidiary of VenFin, sold its remaining 25.3 million Richemont DRs for R524 million. An after-tax capital surplus of R173 million was realised.

Inala Technology Investments (Pty) Limited (Inala)

VenFin disposed of its 33.5% interest in Inala for R5 million and a capital surplus of R1 million has been realised.

Psitek (Pty) Limited (Psitek)

VenFin sold shares in Psitek for R11 million to the Psitek share trust. A capital surplus of R3 million was realised. On 30 June 2005, VenFin's interest in Psitek was 33.0%.

Sabido (Pty) Limited (e.tv)

During the year under review e.tv issued and allotted 2 million shares to its employee share trust, while VenFin sold 159 938 e.tv shares to the share trust, resulting in a dilution of VenFin's effective interest in e.tv to 31.5% on 30 June 2005 (2004: 33.0%).

Subsequent to the year-end:

Tracker Investment Holdings (Pty) Ltd (Tracker)

During July 2005, VenFin purchased an additional 1 128 Tracker shares for R12 million and its interest in Tracker now amounts to 33.7% (30 June 2005: 32.1%).

Fraxion Holdings (Pty) Ltd (Fraxion)

VenFin invested R3 million in Fraxion for a 33.3% interest. Fraxion develops and markets a spend management solution that allows companies to manage and control all spending activities by offering real-time visibility into spending behaviour and budget positions.

CASH FLOWS

Net cash outflow from operating activities amounted to R17 million (2004: inflow of R135 million). This operating cash flow includes net interest and dividends received from cash and other investments. Total dividends received from associated companies and other investments for the year under review, amounted to R534 million (2004: R341 million). R146 million was utilised to pay a dividend of 32.5 cents per share.

A total of R2 022 million (2004: R1 187 million) was invested during the year under review. Of this amount, R1 171 million was utilised to acquire a 25.2% interest in Alexander Forbes, R244 million to repurchase 2.5% of the issued listed shares of VenFin, R64 million for an additional 7.9% stake in FrontRange and R377 million to acquire a 7% interest in Dimension Data.

Proceeds on the disposal of investments amounted to R1 890 million (2004: R324 million), and includes the net proceeds on the disposal of the Alexander Forbes Exchangeable bonds.

Cash and cash equivalents amounted to R2 227 million (2004: R2 389 million) at year-end. This amount is made up as follows:

R million	**30 June 2005**	30 June 2004
Local		
Cash at the centre	415	286
Operating subsidiary	–	63
Offshore	1 812	2 040
Cash and cash equivalents – balance sheet	2 227	2 389

Cash and cash equivalents consist of the following currencies:

Currency	% exposure	ZAR million	Currency million
ZAR	*18.6*	415	**R415**
Euro	*71.5*	1 591	**€197**
GBP	*8.8*	196	**£16**
USD	*1.1*	25	**$4**
Per balance sheet	*100.0*	**2 227**	

DISTRIBUTION TO SHAREHOLDERS

Repurchase of VenFin shares

As mentioned previously, VenFin Securities acquired during the year under review a net number of 13 453 291 ordinary VenFin shares for a total of R298 million.

Since the repurchase programme started in the 2002 financial year, a total of 86.3 million ordinary shares (19.3% of the current issued ordinary shares of 1 cent each) were repurchased at an average price of R19.49 per share.

Dividend

A dividend of 50.0 cents (2004: 32.5 cents) per share has been declared.

This dividend is covered 3.8 times (2004: 4.7 times) by headline earnings and 2.1 times (2004: 2.3 times) by cash earnings. Cash earnings is calculated by adding to the headline earnings the dividends received from associated companies and subtracting the equity-accounted headline earnings from associated companies.

FINANCIAL POSITION

VenFin has a strong balance sheet with no gearing and with shareholders' funds totalling R7 896 million (2004: R7 033 million) on 30 June 2005. The increase in shareholders' funds is mainly attributable to the increase in carrying value of investments as well as the positive currency translation effect due to the weakening of the rand.

This strong financial position enables VenFin to move swiftly should any potential investment opportunities arise.

ACCOUNTING DEVELOPMENTS

The accounting policies applied during the current financial year are consistent with those of the previous year, with the exception of the the implementation of the South African Statement of Generally Accepted Accounting Practice, AC 501: Accounting for secondary taxation on companies (STC).

AC 501: Accounting for secondary taxation on companies (STC)

In terms of this accounting statement, a deferred tax asset should be recognised for unutilised STC credits to the extent that it is probable that the entity will declare dividends against which the STC credits can be utilised.

VenFin's history regarding dividends received against ordinary dividends paid suggests increasing STC credits in time. It is therefore unlikely that in the foreseeable future VenFin's STC credits will be utilised against ordinary dividends paid. Consequently, no deferred tax asset has been created for the Company's unutilised STC credits of R958 million.

Restatement of comparative figures in respect of goodwill

Goodwill attributable to investments in associated companies is included in the carrying amount of associates in the 2005 annual financial statements, while previously it was reported under "intangible assets". The comparative balance sheet has been restated accordingly.

International financial reporting standards (IFRS)

With effect from 1 July 2005, VenFin will implement IFRS and in the group's financial statements for the year ending 30 June 2006, the comparative figures for 2005 will be restated accordingly. In the announcement of the interim results for the six months ending 31 December 2005, which will be presented in terms of IFRS, the effects of these new accounting standards will be disclosed fully.

CONCLUSION

The contribution of the financial staff at M&I, VenFin and from our investee companies has been invaluable during this year under review. I thank you for all your efforts.

Jannie Durand
Financial Director

REVIEW OF SIGNIFICANT INVESTMENTS



TELECOMMUNICATION INTERESTS

Vodacom

VenFin's biggest investment is its 15% shareholding in Pan-African cellular communications company Vodacom.

Psitek

Psitek has established itself as a leader in providing products in the fixed-line and cellular telecommunication arenas.

15% interest

VODACOM www.vodacom.net

VenFin's biggest investment is its 15% shareholding in Pan-African cellular communications company Vodacom Group (Proprietary) Limited (Vodacom). The other shareholders are Telkom SA Limited (50%) and Vodafone Group plc (35%).

Since its inception in 1993 in South Africa the Vodacom Group has grown both organically and through selective acquisitions. Today it has operations in four other sub-Saharan African countries, namely the Democratic Republic of the Congo (DRC), Tanzania, Lesotho and Mozambique. Vodacom's expansion outside South Africa contributed 8.3% (2004: 6.6%) to revenue, during the year ended 31 March 2005. With 2.6 million customers (2004: 1.5 million), as at 31 March 2005, these operations constitute 17.1% of the total customer base (2004: 13.3%). All of Vodacom's other African operations, with the exception of Vodacom Mozambique, are now profitable at the profit from operations level.

The recently formed alliance with Vodafone Group plc, the world's largest cellular operator, is expected to provide further impetus to revenue growth through innovative products. In terms of this alliance, Vodacom is able to market Vodafone branded products and services, such as Vodafone Mobile Connect Cards, Vodafone live! and BlackBerry®, and is expected to support the group's growth strategy for new technologies such as third generation GSM technology (3G), with the focus remaining on growing data revenues. Vodacom obtained a 3G licence during the year and launched the first commercial 3G network in South Africa in December 2004.

Vodacom had 15.5 million customers as at 31 March 2005 (2004: 11.2 million), an increase of 38.0% on the previous year. Vodacom remains the market leader in all the countries in which it operates, with the exception of Mozambique.

INVESTMENT HOLDING COMPANY

VODACOM GROUP (PROPRIETARY) LIMITED

CELLULAR NETWORK OPERATORS

Vodacom (Proprietary) Limited	100%
Vodacom Mozambique	98%
Vodacom Lesotho (Proprietary) Limited	88%
Vodacom Tanzania Limited	65%
Vodacom Congo (RDC)	51%

CELLULAR SERVICE PROVIDERS, CELLULAR TELEPHONE AND ACCESSORY MERCHANDISING AND CELLULAR TELEPHONE REPAIRS

Vodacom Service Provider Company (Proprietary) Limited	100%
Smartphone SP (Proprietary) Limited	51%
Smartcom (Proprietary) Limited	44%

Percentages represent effective interests

Vodacom customers ('000) by country as at:	31 March 2004	31 March 2005	30 June 2005
Vodacom South Africa	9 725	12 838	14 289
Vodacom Tanzania	684	1 201	1 380
Vodacom Lesotho	80	147	157
Vodacom Congo	670	1 032	1 091
Vodacom Mozambique	58	265	299
Total customers	11 217	15 483	17 216

CORPORATE GOVERNANCE

During the year under review, Vodacom increased its focus on the implementation of group-wide best practices in corporate governance.

As Vodacom's African business expands and, in keeping with the objectives of the New Partnership for Africa's Development (NEPAD), the introduction and practice of good corporate governance in all its African operations is essential. To this end Vodacom created a new division, headed by the chief governance officer, to assist in building this capacity throughout the organisation. The group will continue to adopt the recommendations of the King Committee Report on Corporate Governance 2002.

OVERVIEW OF THE YEAR TO 31 MARCH 2005

The Vodacom Group delivered a strong financial performance for the year ended 31 March 2005. Growth was driven by excellent performances by all its operations, with the exception of Mozambique, which is in its start-up phase.

Revenue continued its strong year-on-year growth, reaching R27.3 billion (2004: R22.9 billion), a 19.5% increase over 2004. This was primarily driven by strong customer growth in all of Vodacom's operations, coupled with lower overall churn, the inclusion of 100% of Vodacom Congo's results as well as the inclusion of Smartphone and Smartcom for the first full year. However, the strong rand had a negative impact on the contribution from Vodacom's other African operations.

As a result of sound cost management, Vodacom's revenue growth was translated into increased profits from operations, which grew by 23.9% to R6.5 billion (2004: R5.2 billion). Operating expenses increased by 18.2%, resulting in the profit from operations margin increasing to 23.7% (2004: 22.9%). Profit from operations was negatively impacted by a R268 million impairment charge to Vodacom Mozambique's assets.

Earnings before interest, tax, depreciation, amortisation and impairments (EBITDA) increased by 23.6% to R9.6 billion (2004: R7.8 billion) for the year ended 31 March 2005, with Vodacom's other African operations contributing 5.6% (2004: 4.3%) to EBITDA. Vodacom's EBITDA margin increased to 35.1% (2004: 34.0%). Despite the impairment charge in respect of Vodacom Mozambique, net profit after taxation increased by a strong 27.2% to R3.9 billion (2004: R3.1 billion).

South Africa: Vodacom South Africa remains the biggest contributor to Vodacom's revenue growth, accounting for 82.8% or R3.7 billion of the revenue growth. The growth was marginally diluted by declining average revenue per customer (ARPU), in particular in respect of the connection of prepaid customers who are lower-spending customers, resulting in a 7.9% decrease in blended ARPU to R163 per month (2004: R177). Vodacom South Africa had a record 6.2 million gross new connections (2004: 5.0 million), fuelling customer growth of 32.0% to a base of 12.8 million (2004: 9.7 million). This increased its estimated market share to 56% (2004: 54%) at 31 March 2005.

Tanzania: Vodacom Tanzania's customer base increased sharply by 75.6% to 1.2 million (2004: 0.7 million) at 31 March 2005, due to 746 000 gross new connections. This translates into an increased estimated market share of 59% (2004: 57%). ARPU levels decreased by 36.7% to R81 (2004: R128) as a result of increased prepaid penetration and tariff reductions.

Democratic Republic of the Congo (DRC): The DRC is the country in Vodacom's portfolio with the highest degree of political instability and, therefore, the highest degree of risk. Vodacom Congo achieved a 54% increase in customers to 1 million (2004: 670 000) as a result of a substantial 565 000 gross new connections and lower churn rate and continues to be the market leader with an estimated market share of 47% at 31 March 2005 (2004: 47%). ARPU declined by 34.7% to R98 (2004: R150), as lower-spending prepaid customers are connected, coupled with the devaluation of the local currency against the US dollar, as tariffs are denominated in US dollars.

Lesotho: Operating in a competitive environment, Vodacom Lesotho retained its market share of 80% with a customer base of 147 000 (2004: 80 000) at 31 March 2005, which represents growth of 83.8%. ARPU decreased by 26.4% to R92 (2004: R125) and is an area of focus for improvement through the introduction of new products and services.

Mozambique: Vodacom Mozambique had its first full year of commercial operations. Despite strong tariff competition its customer base increased to 265 000 (2004: 58 000) at 31 March 2005. Its estimated market share increased to 33% (2004: 11%). However, ARPU decreased by 52.7% to R52 (2004: R110). It is expected that it will take a number of years before Vodacom Mozambique contributes positively to the Vodacom Group's operating profit, with effective distribution being a key challenge.

AFRICAN EXPANSION

Vodacom remains interested in the Nigerian market and, should a mutually beneficial opportunity present itself, the group will aggressively enter this market. For expansion into new African markets, Vodacom works within the constraints of its shareholder agreement, as well as within the boundaries of investment criteria that meet strict legal, financial, corporate governance and due diligence requirements. While several expansion opportunities have been evaluated, none have been pursued. However, the group will continue to explore opportunities cautiously as they arise.

BEE

Vodacom continues to demonstrate its commitment to black economic empowerment (BEE), human resources development and the spirit inherent in the employment equity legislation.

- As at 31 March 2005, 55% of Vodacom's managers were from historically disadvantaged communities.
- At an operational level, 73% of its staff members were from historically disadvantaged communities at 31 March 2005.
- Vodacom invested 2% (R11.5 million) of its total salary budget on training and development for the year to 31 March 2005.
- R2.5 million went towards employees' studies through its Yebo Bursary Scheme.
- Vodacom's preferential procurement programme continues to strive for commercial equity with regard to supplier companies owned by designated historically disadvantaged individuals (HDI). HDI procurement reached R2.4 billion, representing 75.3% of commercial spend in 2005 and an increase of 87.9% over the previous year.

THE FUTURE

Vodacom's vision is to be one of Africa's most admired companies. Vodacom believes that it has a critical role to play in bridging the digital divide and it believes that the group has already made a significant contribution towards this end. Mobile penetration in South Africa today stands at 48.5%, a significant improvement over less than 1% in 1993 when Vodacom was issued its mobile cellular licence.

Vodacom believes that it can continue to achieve growth in revenues, profits and cash flows, while maintaining its leading market position in South Africa. Growing its other existing African operations and establishing new operations in other African countries remain key focus areas.

Remaining focused on its core business, whilst displaying intuitive innovation and courage in leading the way in the introduction of new technologies, Vodacom will ensure a scenario of continued growth for itself.

33% Interest

PSITEK www.psitek.com

Founded in 1990, Psitek (Proprietary) Limited (Psitek) has established itself as a leader in providing products in the fixed-line and cellular telecommunication arenas. Its core innovative skills are focused on designing telecommunication products and solutions for the world's emerging economic regions. As part of this process, sustainable long-term business opportunities are created for the company and its partners.

The Psitek brand is fast becoming globally recognised for its excellence in appropriate product development as well as a partner and technology support in all regions where its products are used. This is backed up by the superb reputations of product brands like the Adondo, Jembi and Tici-B supervised payphones as well as the Fusion range of wireless interface products and the new VendingReady value-added services portal.

With the view of becoming a world leader at solving the problems of the emerging markets, Psitek has established regional offices in South Africa, Kenya and Malaysia.

OVERVIEW OF THE YEAR TO 30 JUNE 2005

Financial results for the year to 30 June 2005 were disappointing as the company failed to meet its turnover and profit targets in both its established and new market regions. This was caused by sales decreases due to a slow down in demand in certain existing markets, increased margin pressure across all markets due to competition and the fact that establishing and penetrating new markets has taken longer than originally anticipated.

Psitek invested significantly in product development, marketing and sales. This, together with the bolstering of the executive team, will ensure that the current trend is reversed and that the company re-establishes growth in both profit and turnover lines.

BEE

Psitek is committed to broad based black economic empowerment and the Board of the company is currently in the process of finalising a plan with a view to entering into a BEE transaction which would result in meaningful equity ownership being vested in previously disadvantaged individuals.

In addition, Psitek is in the process of implementing practices which would result in achieving the objectives of the ICT Charter, specifically with respect to corporate social investment, enterprise development, preferential procurement, skills development and employment equity.

THE FUTURE

Psitek is now well structured for sustainable and steady growth in the future and is seeking satisfactory bottom line growth for the new financial year.

Current concerns regarding narrowing margins and competitive market segments are actively being addressed through customer engagement and specific product strategies. These will provide a wider product range that will address all identified market segments. Regional strategies will continue to improve sales from new regions, while market extension strategies are being deployed into some of the more mature markets to ensure growth.

Psitek remains committed to its people and innovation as well as the continuous improvement of its skills to build a company that is recognised as a leader in its field.

TECHNOLOGY INTERESTS

DIMENSION DATA
Dimension Data is a leading global technology company that provides solutions and services, which optimise and manage the performance of IT infrastructure.

TRACKER
Tracker's core business is the sale and installation of vehicle tracking systems and the tracking and recovery of stolen vehicles.

FRONTRANGE
FrontRange is a leading independent provider of service management, communication and customer relationship management applications designed specifically for the small and medium enterprise and distributed enterprise markets.

IDION
Idion provides solutions that assure the high availability of a company's applications and data.

COMMSCO / INTERVID MERGED ENTITY
CommsCo is a provider of information and communications technology (ICT) business improvement solutions and infrastructure services in Southern Africa. Intervid is a specialist in technology-driven risk and efficiency solutions, primarily through digital surveillance technology, access control, monitoring and electronic article surveillance, in an integrated manner.

FUNDAMO
Fundamo is a leading global supplier of enterprise software products for mobile payment and mobile banking solutions.

CUEINCIDENT
Cueincident provides command control centres with high-technology surveillance devices and cameras for the monitoring of entire areas.

GENUONE
GenuOne creates brand protection solutions that provide its clients with world-class value chain systems.

VHF TECHNOLOGIES SA
VHF develops and manufactures thin film amorphous silicon solar cells on a plastic substrate.

$100 million convertible bond
7% equity interest

DIMENSION DATA www.didata.com

Dimension Data Holdings plc (Dimension Data) is a leading global technology company, that provides solutions and services that enable businesses to plan, build, support, optimise and manage their IT infrastructures. The company is listed on the London Stock Exchange (LSE) and has a secondary listing on the JSE Limited (JSE).

Dimension Data applies its expertise in networking, security, operating environments, storage and contact centre technologies and its unique skills in consulting, integration and managed services to create customised client solutions. The company is a leader in the field of simplifying and consolidating IT infrastructures through Internet Protocol (IP) convergence.

In 2004, 32 of the top 100 listed companies in the UK and 125 of the US Fortune 500 companies did business with Dimension Data. With $2 billion in revenue and more than 8 600 employees in over 30 countries, Dimension Data has a global footprint that supports highly personalised, regional execution while leveraging the domain experience and depth of a large company.

In December 2002, VenFin subscribed to a US$100 million seven-year convertible bond issued by Dimension Data. VenFin has since acquired 93 970 485 shares in the open market, representing a shareholding of 7% in Dimension Data.

OVERVIEW OF THE PERIOD TO 31 MARCH 2005

Dimension Data reported good progress in the first half of 2005, with robust revenue growth and substantially improved returns. The growth in revenue was fuelled by solid growth in the company's core network integration line of business and excellent performance from the Solutions line of business, where revenues increased by 43.6% over the first half of 2004. The Solutions line of business, comprising converged communications, customer interactive solutions (CIS), data centres and storage (DCS), operating environments and messaging (OE&M), as well as security, which now accounts for 28% of revenue, up from 22% in the comparable period.

Dimension Data's most significant line of business is network integration, comprising 55% of group revenues for the period. Network integration revenues grew by 6.5%, supported by good demand in the company's larger, multinational accounts and effective sales execution, particularly in the UK and the US.

The Solutions business was established to focus on high-growth markets where Dimension Data is well positioned to compete. The excellent growth in Solutions revenue is the result of continued good demand, focused execution, as well as the leverage afforded by the company's established global presence.

Dimension Data received numerous awards, including Cisco Global Partner of the Year, in recognition of outstanding performance, commitment to technical excellence and customer focus.

BEE

Dimension Data sold 25.01% of Dimension Data South Africa (DDSA) to a BEE consortium through a shareholder-facilitated transaction. The consortium is made up of Andile Ngcaba (9.53%), Safika (5%) and broad based BEE participants (10.48%). The 25.01% interest in DDSA was valued at R380 million and was substantially vendor financed, with the balance being funded by the BEE consortium through a cash deposit of R23.9 million. Pursuant to the transaction, Andile Ngcaba was appointed Executive Chairman of DDSA.

THE FUTURE

Despite some uncertainty prevailing in the IT market segments in which Dimension Data operates, the company continues to experience good demand. As a result Dimension Data is confident that it can continue to deliver profitable growth.

32.1% interest

TRACKER www.tracker.co.za

As a leading player in the South African stolen vehicle recovery industry, Tracker Investment Holdings (Proprietary) Limited (Tracker) has a strong monthly subscription-based income stream. Its core business is the sale and installation of vehicle tracking systems and the tracking and recovery of stolen vehicles.

Tracker's contract partnership with the South African Police Service (SAPS), in terms of which Tracker's technology is used to track and recover stolen vehicles throughout South Africa, has proved highly successful and has enabled the SAPS to improve significantly its service to the community. Since its inception in 1996, more than 25 000 stolen vehicles have been recovered, 5 445 criminals arrested and 261 chop shops and vehicle theft syndicates exposed.

The product range currently comprises Tracker Retrieve (basic stolen vehicle recovery system), Tracker Alert (Retrieve plus an early alert enhancement) and Tracker Locate (Internet-based monitoring system with stolen vehicle recovery capabilities).

In addition to a satellite network, Tracker uses its own dedicated radio frequency network, which it continuously enhances to ensure the highest possible recovery rates. Tracker currently has around 1 100 tracking computers installed in police vehicles, helicopters and planes. It operates 28 of its own support teams, while 49 border posts are equipped with tracking devices.

Tracker has established a sound relationship with LoJack, its US-based licensor. As part of a global family of LoJack licensees, Tracker benefits from LoJack's new product development, while LoJack benefits from Tracker's healthy annual subscriber growth.

OVERVIEW OF THE YEAR TO 30 JUNE 2005

More than 96 000 Tracker systems were installed during the year to 30 June 2005, which is an 8% increase on the previous year, while the subscriber base increased to 310 000 vehicles. Tracker currently installs about 8 000 units per month, using its own and independently-owned fitment centres.

During the year under review management focused on the insurance industry as an important sales channel and close relationships with insurers were established. Other sales channels include dealerships, fitment centres and a national call centre.

BEE

In January 2005 Empowerdex calculated a BB rating for Tracker's BEE status. This rating recognises the company as a satisfactory BEE contributor with effective BEE ownership of 24.3%, held by Mineworkers Investment Company.

THE FUTURE

Tracker's management believes that they can achieve further subscriber growth during the next financial year. The number of competitors in the stolen vehicle recovery market is expected to increase even further, but management is confident that Tracker can defend its leading position by maintaining its high recovery rates and excellent customer support services.

During July 2005, VenFin increased its shareholding to 33.7% by purchasing an additional 1 128 Tracker shares for R12 million.

19% interest

FRONTRANGE www.frontrange.com

FrontRange Limited (FrontRange) is a technology investment holding company listed on JSE Limited, and its core asset is its 100% stake in US-based FrontRange Solutions Incorporated. During the year ended 30 June 2005, VenFin invested a further R63.6 million for an additional 8% in FrontRange, increasing its interest to 19% at 30 June 2005.

With its headquarters in Pleasanton, California, FrontRange Solutions has direct operations in nine countries and partners in 49 countries. FrontRange Solutions develops customer relationship management software solutions that are used by more than 130 000 companies and 1.7 million users worldwide to manage a wide variety of business relationships and to provide exceptional service.

The company's core and integrated product sets include:

- IT service management with Heat® and ITIL® standards-based modules;
- infrastructure management for optimising the full lifecycle of a company's assets;
- communication management, including IP Contact Centre for reduced telephony costs and increased agent productivity, streamlined customer service and communications; and
- sales, marketing and relationship management with GoldMine®.

FrontRange Solutions' products are designed for small to medium-sized enterprises and distributed enterprises. Its clients represent 44% of the Fortune 500 and 76% of the FTSE 100, and include divisions of Coca-Cola, Shell Oil, Prudential Securities, Électricité de France, Mack Trucks, Blue Cross, Campbell Soup, Avaya, Bertelsmann Services, Bechtel Corp, Bank of America, BMW and Turner News Network.

OVERVIEW OF THE PERIOD TO 30 APRIL 2005

During the period ended 30 April 2005, FrontRange Solutions continued to build on the revenue momentum of the second half of its previous fiscal year. The quarter ended April 2005 represented FrontRange Solutions' sixth consecutive quarter of growth in licences and total revenue. A comparison of the results for the ten months ended 30 April 2005 with the prior year showed an increase in revenue of 12.3%, gross profit increase of 15.3%, trading profit growth of 77% and a headline earnings increase of 104%.

During the period ended 30 April 2005, FrontRange continued with its product strategy, focusing on high-growth markets and optimising its large installed base by producing multiple applications on a single platform. It bolstered its senior management team by making some new key appointments, and further accelerated its sales and marketing activities. Improving the capacity of its professional services team also received attention.

BEE

Notwithstanding the fact that FrontRange is listed on the JSE, South Africa only represents 4% of the group's turnover. Two wholly owned BEE and a number of suitably qualified BEE value added resellers are channel partners of FrontRange in South Africa.

THE FUTURE

Several major releases, such as GoldMine Enterprise Edition and Infrastructure Management modules, including Patch, Asset and Compliance management, are planned for fiscal 2006. The company also expects to start selling on-line hosted versions of its products. In addition, FrontRange is focusing on expansion opportunities in key markets such as Japan, South Korea and parts of Latin America.

35% interest

IDION www.idion.com www.visionsolutions.com

VenFin holds a 35.0% stake in Idion Technology Holdings Limited (Idion), a technology investment holding company listed on JSE Limited. Vision Solutions International Incorporated (Vision) is a wholly owned subsidiary of Idion, through which Idion provides solutions that assure the high availability of a company's applications and data.

Vision's product range – Orion™, Orion Data Integrator, Vision Suite®, OS Director, OS Data Manager and Visualize™ – maintain the integrity and availability of data and critical applications across multiple platforms, such as OS/400, Linux, Windows and AIX (Unix). Orion™ is the industry's first multi-platform solution to support application and data availability on additional IBM eServer platforms.

Vision has offices in North and South America, Europe, Africa and the Asia-Pacific region, with more than 2 000 customers and more than 10 000 licences around the world. The company works closely with a worldwide network of channel partners and supports a variety of industries such as banking, finance, government, education, healthcare, distribution, manufacturing, transportation and telecommunications. Vision is also an IBM Premier Business Partner and an IBM High Availability Business Partner.

In addition to its technology offering, Vision provides its global market with professional services, support and training. It offers a world-class CustomerCare programme and has a global network of approximately 140 partners. It maintains strategic alliances with leading application and database companies, including IBM, Misys, IBS, Intentia, Microsoft and Oracle.

VenFin believes it can play an active role in enhancing the value of Vision by providing strategic input, necessary resources and introductions to sister companies and associates within the broader VenFin group.

OVERVIEW OF THE PERIOD TO 30 JUNE 2005

In 2004, Vision launched its core multi-platform high-availability and data integration products with a dedicated focus on the IBM eServer platform, while maintaining a proper balance between its cost structure and revenues. During 2004, the company also enjoyed its third consecutive year of headline profitability and positive cash flows from operations.

In April 2005, Vision completed the acquisition of UK-based OS Solutions, a leading provider of advanced systems management, disk and data optimisation solutions and small to medium business (SMB) high availability for the IBM eServer iSeries platform market. Through this acquisition Idion offers the most comprehensive range of high-availability solutions, complementary systems and data management software on the iSeries platform for SMBs as well as large multinational corporations.

BEE

Notwithstanding the fact that Idion is listed on the JSE, South Africa represents less than 1% of the group's turnover. Idion has appointed a BEE-owned value added reseller as a channel partner in South Africa.

THE FUTURE

As part of its long-term growth strategy, Idion will continue to invest in its Vision subsidiary in order to strengthen the foundation for future revenue and profit growth. Idion will also continue to assess the market and, where appropriate, additional investment opportunities will be considered.

Given the strength of the business and the energy and capability of its people, Idion is confident that it will emerge even stronger in 2005 as it realises its growth strategy.

CommsCo

46.1% interest

CommsCo and Intervid www.commsco.co.za, www.intervid.co.za

CommsCo is a provider of information and communications technology (ICT) business improvement solutions and infrastructure services in Southern Africa. The company enables competitive advantage for its clients by leveraging shared capacity, improving efficiency and data security, and reducing risk and unnecessary costs. CommsCo's services focus on business process improvement solutions, underpinned by outsourced services provided on CommsCo's ICT backbone.

Intervid is a specialist in technology-driven risk and efficiency solutions, primarily through digital surveillance technology, access control, monitoring and electronic article surveillance, in an integrated manner. Intervid operates in Africa, Australia, the United Kingdom, the USA and the Middle East.

Effective 30 June 2005, the entities' shareholders merged the two businesses to exploit the growing convergence of technologies in the security/risk management and ICT fields.

OVERVIEW OF THE PERIOD TO 30 JUNE 2005

CommsCo continued to grow its client base and annuity revenues during the year. A highlight was its participation in a successful public private partnership with the Gauteng local government, as part of the company's public sector strategy. For its financial year ended 31 March 2005, CommsCo grew revenues by 38% compared with the previous year.

Intervid made good progress with its turnaround during the year, particularly in respect of cost management and cash conservation as the various international operations achieve or move towards break-even. Net cash utilised by the group dropped by 88% from R105.7 million to R12.6 million. Highlights during the year include:

- Intervid Australia concluding its first large gold mining project;
- selling the UK operation, ID Technology, to management while retaining an option to buy back into the business in the future;
- expansion by Intervid Africa into the gaming industry, and continued strength in the mining industry; and
- Intervid delisting during the year and becoming a wholly owned subsidiary of VenFin.

BEE

The merged business understands the business imperative of meaningful black economic empowerment within South Africa. BEE is a strategic driver of the business, with strong focus on both internal transformation and direct ownership initiatives.

The merged business is 50% black-owned by investment companies Circle Capital Ventures and Ehlobo ICT.

THE FUTURE

The immediate focus is on a successful integration of the two businesses, prior to addressing longer term merger objectives and benefits.

In the short term, Intervid's traditional business becomes "ICT-enabled", a prerequisite for sustainably competing in the "converged" market of the future, while CommsCo's traditional ICT offering is enhanced through new security and efficiency application possibilities as well as increasing activity on CommsCo's investment in ICT network infrastructure and service platforms. In time, running across a secure data backbone, the merged business will be able to offer its clients broader and more innovative solutions within the integrated risk management and security space.

43.1% interest

FUNDAMO www.fundamo.com

Fundamo (Proprietary) Limited (Fundamo) is a leading supplier of enterprise software products for the provision of mobile payment and banking solutions. Fundamo licenses its software to banks and mobile operators.

The Fundamo technology is used in many applications, including person-to-person payments, payments in retail environments, purchasing of airtime and also business-to-business applications, for example, mobile payments for the delivery of goods such as beer and cement in Africa. Fundamo's technology currently manages millions of mobile payment transactions, ranging in value from as little as R5 to as much as R500 000.

OVERVIEW OF THE PERIOD TO 30 JUNE 2005

During the past year Fundamo once again succeeded in growing its revenue. The company expects to reach profitability in the 2005 financial year. Large mobile payment deployments, with the potential to substantially impact on markets in Africa, were delivered during the year and are currently in production. The Fundamo technology was upgraded to scale in view of the projections of transaction volume ten times higher than those currently experienced. Its capacity to deploy large-scale solutions and to provide mission-critical support was also improved over the past year.

The launch of MTN Banking, primarily based on the Fundamo technology, is a testimony of this.

BEE

Fundamo was an active participant in the ICT Charter discussions, with a submission and attendance of two of the work sessions. Fundamo supports the spirit of the ICT Charter which focuses on unlocking the full potential of South Africa and on building a strong ICT industry. Fundamo will consider BEE ownership once the company has reached break-even and the future of the business is secure.

THE FUTURE

While trading conditions for mobile payment companies have been difficult over the past five years, there are indications that this market is coming of age and that more applications will be commercially deployed in the future.

Fundamo expects good growth in the number of transactions and active accounts during 2006. Its focus is on growing revenue, improving delivery and support capability as well as calculated and prudent expansion outside Africa. With its reference base, patented intellectual property and knowledge of the market, Fundamo is well positioned to benefit from the expected growth in this market.

CUEINCIDENT

12.4% interest

CUEINCIDENT www.cueincident.com

Cueincident (Proprietary) Limited (Cueincident) provides command control centres with high-technology surveillance devices and cameras for the monitoring of entire areas such as cities, roads, railways, harbours and airports. Over the past seven years the company became a leader in the design, implementation and management of operations in incident management for macro-facility installations in South Africa.

Installations and operations in Johannesburg, Rosslyn and Pretoria attracted an enormous amount of local and international media interest. Operating in collaboration with the SAPS, Metropolitan Police, the National Intelligence Agency (NIA) as well as municipal, rail and banking services, the company's offering contributed to a sustained 80% drop in street crime, a reduction of some 90% in losses at Spoornet City Deep, an improvement in municipal services and increased business and investor confidence in the Gauteng region.

Cueincident has received several awards, accreditations and certifications, including Technology Top 100: Winner in the Large Enterprise Services Category; Impumelelo Top 300 BEE Companies (fifth consecutive year); Proudly South African company; and SABS ISO 9001:2000 accreditation for design, development, installation, implementation, management and operation of surveillance technology systems.

OVERVIEW OF THE YEAR TO 31 MARCH 2005

During the year ended 31 March 2005, Cueincident increased its gross profit by 31.25% over the previous financial year. In the second half of 2004, VenFin acquired 12.4% of the shareholding in the company.

BEE

Cueincident's BEE ownership status is 52.59%. BEE shareholders are Circle Capital Ventures (23.75%), Mvelaphanda (11.88%) and Orlyphunt (18.96%). Although Employment Equity is at 92.16%, the executive is still not adequately transformed. The company understands the importance of this and is addressing the issue.

THE FUTURE

Cueincident is well positioned to benefit from the anticipated demand for improved infrastructure, well-managed environments and security and safety leading up to the World Cup Soccer Tournament in 2010. Its leadership position, reputation and media profile have positioned the brand favourably in high-level decision-making circles.

There is a ready acceptance of Cueincident's market offering and a strong demand in African and Middle Eastern markets. Over the next 12 months the company's biggest challenge will be to match the growth in demand with appropriate competencies and resources to deliver its product offering in foreign marketplaces.

38.3% interest

GENUONE www.genuone.com

GenuOne Incorporated (GenuOne) is a provider of security technologies and solutions that enable companies to protect their products and value chain from counterfeiting, grey market diversion, warranty fraud and intellectual property theft in the physical world and on the Internet. Every implementation consists of a flexible combination of web and network-based software modules, a variety of marking platforms and professional services.

With its headquarters in Boston, Massachusetts, GenuOne serves a global client base which includes corporations in the pharmaceutical, high tech, luxury goods, tobacco and apparel industries as well as the US Federal Government.

VenFin's interest in GenuOne is 38.3% on an issued share basis, but reduces to 17.4% if all convertible notes and preference shares are taken into account.

PRODUCTS

GenuOne's SourceGuard is an anti-counterfeiting system that uses marking technologies, supply chain software and integration services for the physical world. GenuOne's advanced product marking solutions use molecularly and optically modified inks, infrared and ultraviolet photo-luminescent dyes, spot metallisation and authenticable holograms. GenuOne combines these technologies with its online software, which controls the procurement and order fulfilment of security products between a brand owner, its remote factories and GenuOne.

On the Internet GenuOne's GenuNet software enables companies to identify and respond to unauthorised online activity that adversely affects their brands and products. GenuNet Auction V4.0 is a proprietary-hosted application specifically designed to streamline the identification of infringing listings, track suspicious sellers, shut down infringing auctions and to help the brand owner minimise illicit product sales within online auctions, such as eBay.

OVERVIEW OF THE PERIOD TO 30 JUNE 2005

The explosion of the radio frequency identification (RFID) industry during 2003 and the key role that its TraceGuard product could play in this market, motivated GenuOne in 2004 to establish a division that focused on supply chain tracking using RFID technology. However, 2004 proved to be a difficult year for GenuOne. While the company managed to develop a strong joint RFID solution offering with a major industry player, it needed major investment and related proof of concept assignments were not converted to any significant sales orders.

Although there was a lot of talk around RFID, few companies committed themselves to the use of the technology. This wait and see attitude is expected to continue throughout 2005, so GenuOne decided to sell its track and trace software (TraceGuard architecture) in June 2005.

THE FUTURE

GenuOne will once again focus on its brand security division and Internet-based GenuNet offering. In the short term management will focus on growing the sales channel, leveraging its expertise in the footwear industry and taking its new GenuNet eBay auctioning module to market.

flexcell

CHF2.7 million

VHF www.vhf-technologies.com

VHF Technologies SA (VHF), based in Yverdon in Switzerland, develops and manufactures thin film amorphous silicon solar cells on a plastic substrate. The result is a flexible photovoltaic (PV) solar cell, as opposed to the well-established rigid crystalline silicon solar panels (on a glass substrate), which currently comprise 90% of the PV market.

The market for PV products was estimated at €5.7 billion in 2004, of which approximately 50% comprised modules, the balance being connectors, wiring, inverters and installation costs. The demand from on-grid applications was 77% and those from off-grid applications 23%. Consumer products and communication and signal applications are included in the off-grid figure. The main growth over the last five years came from on-grid applications, where subsidies and incentives in some first world countries make the use of alternative energy sources, such as biomass, wind power and solar energy viable.

To date, VenFin and Richemont have committed each CHF3 million to VHF, of which CHF0.3 million from each company remains undrawn. Both VenFin and Richemont have the option of converting their loans to a 30% shareholding in VHF.

VHF is still in a product development phase and has been using the funding to:

- establish a 100 kW pilot production facility,
- develop the product to a commercial ready stage, and
- establish commercial partner interest.

Should this stage be successful, further funding will be raised to build a full 5 MW production plant.

The goal of VHF is to become a low-cost supplier of flexile solar cells (flexcell®) to building element manufacturers (e.g. facades and roofing). Current products of VHF comprise rollable solar sheets to charge cellphones and other communication equipment.

Flexcell's main competitive advantages:

- The product is lightweight and flexible, allowing for total integration on building elements of various shapes and enabling roll-to-roll manufacturing.
- A plastic substrate is used, which should provide a substantial cost reduction in relation to glass substrate panels.
- Easily transportable.
- Very durable.
- Easy to install.

MEDIA INTERESTS

e.tv

e.tv is a free-to-air television broadcaster in South Africa.

SAIL

SAIL provides professional services to the sporting and entertainment industry. SAIL also has investments in Sports Brands.

31.5% interest

MIDI TV (PROPRIETARY) LIMITED (TRADING AS e.tv) www.etv.co.za

e.tv is the only independent free-to-air television broadcaster in South Africa.

OVERVIEW OF THE YEAR TO 31 MARCH 2005

Media and television benefited from South Africa's general economic growth and the subsequent increase in advertising spending.

The industry became very competitive, with players trying to use every available measure to gain an advantage. Such competitive activities resulted in the splitting of audiences, where e.tv lost audience share to its competitors, but managed to maintain a higher level of revenue share.

Revenue growth of 13.5% and the curtailment of expenses resulted in a satisfying increase of 311% in net profit before taxation. Cash flow for the year was strong and e.tv repaid a significant portion of shareholders' loans subsequent to year-end.

BEE

e.tv is a fully black empowered company in both ownership and employment. Over 75% of the staff are historically disadvantaged individuals. Substantial emphasis has been placed on the training and development of the station's staff.

THE FUTURE

e.tv's key challenges will be to continue enhancing its current programme schedule and to develop new properties and franchises to counteract the current negative market share trend. Modest profit growth is expected, as the next fiscal year will be used to re-invest in the business to ensure a solid platform for future growth.

Icasa's rulings in terms of the closure of M-Net's open time, and the amendments to the SABC's licence conditions are expected to level the playing fields somewhat and to benefit e.tv during 2007.

e.tv is pursuing expansion opportunities in Sub-Saharan Africa and is busy positioning itself to benefit from opportunities that will arise from the implementation of the promulgated convergence bill and resultant digital terrestrial television environment.

Management believes that there are enough new initiatives and opportunities to sustain positive growth in the foreseeable future. The company remains confident of the future prospects in the industry.

36.5% interest

SAIL www.sail.co.za

SAIL Group Limited (SAIL) provides professional services to the sporting and entertainment industry. It operates as two business units: SAIL Sport and Entertainment (SSE) and Sports Rights and Brands Commercialisation.

SSE creates, manages and executes sponsorships and events on behalf of corporates. It also houses SAIL Retail, which manages the procurement and distribution of all merchandising and promotional items on behalf of clients. Sports Rights and Brands Commercialisation focuses on adding value by commercialising and effectively managing sports franchises and events and, in some cases, invests in them. Investments include Blue Bulls Rugby (Proprietary) Limited (Blue Bulls) (50.0%) and Western Province Rugby (Proprietary) Limited (24.9%).

SAIL benefited from extended opportunities among its existing client base. The event, exhibition and hospitality management for the September 2005 World Petroleum Conference, with its more than 3 000 delegates, was awarded to SAIL in an open tender. Telkom appointed SAIL Retail to supply its merchandising and promotional items, and SSE was appointed as the SABC's preferred supplier for events.

SAIL continues to support rugby in South Africa actively. While the Blue Bulls' exceptional performance on the field translated into new sponsorships and ticket sales, management was involved with industry stakeholders to support the progressive restructuring of rugby.

OVERVIEW OF THE PERIOD TO 30 JUNE 2005

SAIL's operating results for the period ended 30 June 2005 were in line with its expectations. Thanks to the performance of SAIL's biggest contributors, SSE and its investment in the Blue Bulls, the group delivered good revenue growth. This was not affected by the sale of ProRange, which became effective on 1 April 2004. Operating margins were maintained with the increased revenue. The group continued to gain from the efficiencies introduced during 2003. Benefits from economies of scale were evident as SAIL pursued new client engagements actively, while the associated costs did not impact on its bottom line.

DELISTING FROM THE JSE LIMITED

On 1 September 2004, VenFin, as a member of a consortium consisting of SACTWU Investment Group (Proprietary) Limited and members of SAIL's management, made an offer for the shares held by the other shareholders of SAIL.

On 31 December 2004, the transaction was executed when VenFin, on behalf of the consortium, acquired 172.9 million SAIL shares for R71 million. Subsequently, 28.1 million SAIL shares were repurchased by SAIL, while the remaining 144.8 million shares were converted into SAIL preference shares, which were subscribed for by VenFin on 30 June 2005. Following this transaction, VenFin's effective interest in SAIL is 36.5%

BEE

In the period under review, SAIL increased its black economic empowerment (BEE) credentials. SACTWU owns 46.5% of SAIL. Employment equity for historically disadvantaged individuals is currently 53%. In addition, social responsibility and skills development programmes contribute to SAIL's broad-based BEE credentials. These strong empowerment credentials increased SAIL's opportunities with existing clients and numerous public sector entities, and SAIL is now well positioned to pitch for new opportunities, in both the public and private sectors.

THE FUTURE

SAIL has a good platform for growth and the group has reached a level where internal economies of scale enable it to pursue new opportunities. The team is currently evaluating and identifying viable new opportunities in the sports industry value chain. SAIL will continue to focus on its core business of sponsorship and event management. Services in related segments, which could add value to the business, will be assessed continually to ensure the sustainability of the business model.

FINANCIAL AND RISK SERVICES

ALEXANDER FORBES

Alexander Forbes is an international provider of financial and risk services. It also has an asset management business, Investment Solutions, that has more than R82 billion in assets under management.

Alexander Forbes

25.2% interest

ALEXANDER FORBES www.alexanderforbes.co.za

Alexander Forbes Limited (Alexander Forbes) is a leading provider of financial and risk services internationally. Listed on the JSE Limited, the group has offices in 31 countries in Africa, the Asia Pacific region, Europe and Latin America. Its primary operations are based in South Africa and the United Kingdom, and its main activities include risk services, financial services and multi-manager investment management.

OVERVIEW OF THE YEAR TO 31 MARCH 2005

Alexander Forbes produced revenues of R4.6 billion for the year under review, up 4% on the previous year. Operating profits (before non-recurring restructuring costs) increased by 1% to R790 million, having been impacted by the reduced profit contribution from International Risk Services and Direct Marketing. Operating profit attributable to all of the other group operations increased by 24% compared to the previous year. Headline earnings per share decreased by 16% to 113 cents for the year, primarily as a result of non-recurring restructuring costs in the International Risk Services business. The dividend distribution to shareholders was maintained at 67 cents per share. The total distribution increased by 30%.

AFRICAN OPERATIONS (PRINCIPALLY SOUTH AFRICA)

The African operations continued to produce strong organic growth with revenue increasing by 11% and operating profit growing by 19% to R565 million for the year. All the businesses contributed positively to these results.

The Financial Services business recorded a 15% increase in operating profit to R202 million, with good revenue gains in the core actuarial consulting and administration businesses. The health care and financial planning consulting divisions continued their improved profitability reported at half-year. The asset consulting division also delivered an improved performance. The home plan pension-backed lending business increased both clients and profits, building on prior year performances.

The Risk Services (corporate insurance broking and risk management), Personal Services (personal lines insurance) and Guardrisk (cell captive insurance facilities) businesses again delivered a good combined performance with operating profit increasing by 17% to R161 million. The core corporate insurance broking business achieved modest growth in turnover and operating profit, building on strong prior year results. Significant success was achieved in delivering innovative new products. The Personal Services business again produced strong profit growth through good underwriting results and continued disciplined expense management.

Investment Solutions continued its strong performance reported at the half-year, increasing its operating profit by 25% to R202 million over the prior year. This was achieved through further net inflows of assets under management of R3.7 billion for the year, combined with the positive impact of strong market returns. Assets under management from Southern African clients exceeded R82 billion at year-end, an increase of 28% on the previous financial year.

INTERNATIONAL OPERATIONS (PRINCIPALLY UNITED KINGDOM)

The international operations showed revenue growth of 3%. Operating profit, before non-recurring restructuring costs, decreased by 25% to £19.5 million as a result of the reduced profit contribution from International Risk Services and Direct Marketing businesses.

The Financial Services businesses recorded strong growth in operating profit to £10.1 million, up 58% on the previous year. This reflects continued good growth in the Alexander Forbes Financial Services (AFFS) business with 68% operating profit growth to £4.2 million. In addition, a strong second half performance by Lane Clark & Peacock's UK actuarial consulting business and the benefits of its European acquisitions resulted in operating profit increasing by 51% to £5.9 million for the year. Excluding acquisitions, Lane Clark & Peacock recorded 31% organic growth in operating profit.

The Risk Services business was negatively impacted by softening property and casualty insurance rates, an industry change caused by events in the United States and the continued impact of the weaker dollar on US dollar denominated brokerage. Revenues decreased by 5%, while operating profits, because of cost pressures, including costs incurred in preparing the business for Financial Services Authority regulation in January 2005, decreased by 52% to £6.3 million.

At the time of the half-year results announcement on 15 November 2004, the group advised that it was undertaking a specific review of its International Risk Services business. It indicated that there would be one-off costs associated with this review, and one-off costs of £9.6 million (R111 million) have been incurred. Arising from the review, the group has instituted a number of focused actions within this business including:

- Focusing aggressively on client retention, new business and revenue generation.
- Cutting costs with annualised savings of approximately £4 million. Most of the benefits from these savings will only be realised in the new financial year and will be partially offset by the cost of new hires.
- Selectively recruiting key resources, including the appointment of a new operations director and head of the retail business.
- Dealing with legacy issues. This has resulted in some provisions being required for bad debts and historic lease issues.
- Selling the group's 20% shareholding in National Britannia for £5 million.

The combination of actions already taken and plans put in place has left the International Risk Services business in a stronger position to capitalise on the growing number of opportunities in the market.

The start-up UK Investment Solutions business continued to grow successfully both assets and members under administration. Strong new business has resulted in assets under management increasing by £250 million (R2.9 billion) to £445 million (R5.2 billion) at 31 March 2005. The operating loss of £1.6 million for the year is seen as a continued investment in growing this start-up business.

The operating profit of the UK Direct Marketing business has decreased in line with expectations to £6.3 million for the year. The business continues to operate profitably but on a smaller scale.

Alexander Forbes strengthened significantly its financial position since the previous financial year-end. It made capital repayments on term loan debt, settled the Merrill Lynch loan debt in the United Kingdom in full and repurchased the exchangeable bonds held by VenFin. The total debt repaid during the period under review amounts to R1.5 billion. It was funded through the proceeds of a R1.159 billion equity issue of 114.8 million new ordinary shares to VenFin and the release of the matching Merrill Lynch deposit in South Africa of R227 million, with the balance funded from internal cash resources. This has resulted in a materially stronger Alexander Forbes balance sheet.

BEE

Management and the Board of Alexander Forbes continues to see BEE as both a social and business imperative in South Africa. The company is committed to ensuring that the scorecard targets of the Financial Sector Charter are met by the due dates, with targeted recruitment, retention and skills development being key elements of internal transformation. Alexander Forbes' BEE partners, Shanduka Group, headed by Cyril Ramaphosa, deliver excellent value to the group by providing input on emerging issues, human resources (including internal transformation), business development and corporate social investment.

THE FUTURE

The review of the International Risk Services business places the business in a stronger position for future growth. While trading conditions remain challenging in the short term, there are opportunities arising from changes in the global insurance broking industry. The International Financial Services and Investment Solutions businesses are well placed to build on the successes of the past year. Overall, the group is well positioned to achieve growth in the year ahead.

EQUITY FUNDS

In order to strengthen its global network, VenFin made investments in a few equity funds. In addition to providing VenFin shareholders with access to high-growth opportunities in markets they otherwise would not have access to, these investments provide VenFin and its investee companies with access to potential direct investment opportunities as well as to networks and expertise in markets outside South Africa.

GEMS

MILESTONE CHINA

VERITAS

GEMS
USD12.6 million

GEMS www.gems.com.hk

General Enterprise Management Services Limited (GEMS) is a private equity fund management group that manages the GEMS Funds, namely GEMS I – 1998 vintage; GEMS II – 2001 vintage and GEMS III – 2005 vintage. These funds make direct investments in the Asia Pacific Region. Assets under management in the first two funds total over US$500 million, representing capital commitments from corporate clients and selected individual investors from around the world. The GEMS III fund is targeting to raise USD300 million.

VenFin has invested USD12.6 million in GEMS II. During the period under review VenFin committed USD12.5 million to GEMS III, which has the same management team as the first two funds.

GEMS I achieved a positive net internal rate of return for its limited partners, compared to the benchmark average of -4% for the eight 1998 vintage Asian private equity funds. It is still too early to calculate a similar return for GEMS II, but current valuations indicate that GEMS II will comfortably outperform GEMS I.

Under the chairmanship of Simon Murray, GEMS has assembled a team of individuals with a wealth of experience in the Asia Pacific region. With no senior departures since founding, this personalised business offers a high degree of stability.

GEMS is able to capitalise on opportunities by avoiding the cumbersome bureaucracies and lengthy decision-making procedures of multi-purpose financial institutions. GEMS operates in Asia, where its headquarters are based, and is controlled by management in Asia.

GEMS Management Company has committed US$30 million of its own capital to the funds it manages, which ensures a close alignment between the interests of the management team and those of investors.

INVESTMENT STRATEGY

GEMS's principal objective is to achieve medium to long-term capital appreciation through a diversified portfolio of equity investments in the Asia Pacific region. To date, GEMS I and II have made a combined 25 investments in nine countries. GEMS III intends to focus on China, Japan, India and South Korea. These countries are all improving as target markets: China represents Asia's growing consumer market; Japan remains the broadest and deepest economy in Asia; South Korea's recovery from the Asian financial crisis provides restructuring opportunities; India's high economic growth rate represents opportunities for expansion capital.

GEMS only invests in companies that have a committed, quality management team. Whilst the funds typically take minority positions, GEMS III will also acquire controlling stakes that are management backed. GEMS will generally not make investments in start-up operations, unless they are extensions of existing businesses.

INVESTMENT CRITERIA

The diversity and experience of the members of the GEMS Funds' board and advisory council and of their investment team provide the funds with a wealth of expertise in some of the region's most promising sectors. GEMS does not invest in businesses or industries of which its team does not have first-hand knowledge or experience. To date, investments have been made in industry sectors such as telecommunications, finance, steel, forestry, oil, electronics and retail.

The following criteria are implemented:

- Each investment is likely to be between US$10 million and US$50 million. No single investment exceeds, or will exceed, 20% of the capital of each fund.
- Funds are invested with a three to five-year time horizon.
- GEMS will not consider any investment where it cannot clearly identify a minimum internal rate of return of 25% in US dollar terms.
- GEMS seeks board representation that is commensurate with its shareholding. The funds also add value through acting as the investee company's conduit to the entire GEMS network.
- Prior to making any investments, GEMS would explore multiple exit strategies expected to produce the highest returns. These strategies may include trade sales, put options, buyouts, strategic investors, new financial investors and initial public offerings (IPOs).

USD2.4 million

MILESTONE CHINA www.mcmchina.com

The Milestone China Opportunities Fund I L.P. (Milestone China), a limited partnership, was initiated by Milestone Capital Management Limited (MCM), a China-focused private equity investment firm with offices in Shanghai and Beijing. MCM is the general partner in this USD47 million fund of 2003 vintage. To date, VenFin has invested USD2.5 million in Milestone China, with a further USD2.5 million committed. VenFin has already received USD0.2 million back by means of capital repayment.

The principal objective of MCM is to achieve superior medium-term capital appreciation in its funds through direct investments in well-established, high-growth companies seeking expansion or acquisition capital in China. All the executive team members of MCM are mainland Chinese citizens, with extensive investment and operational experience, in both China and the US.

The fund has made six investments to date, representing USD19.8 million invested or committed. Investments were made in a mobile phone handset design company, a catering business, a medical equipment manufacturer, an advertising company, a chemical manufacturer and an electronics company. The deal pipeline remains strong, but it is too early to give an indication of investment returns to the limited partners.

THE CHINA OPPORTUNITY

The Chinese economy went through a fast-growing year in 2004 with an estimated GDP growth rate of 9.2%. The economy is expected to cool down in 2005 with a growth rate of around 8% due to the government's endeavours for a soft landing.

As China's regulatory and legal environment improves further, MCM believes venture capital and direct investments in China may achieve significant short-term and long-term capital appreciation.

The Chinese consumer market offers attractive investment opportunities in robust companies with proven operating track records. Through negotiation, investments can still be made at reasonable valuations with definable and realisable exits. The following statistics give some indication of the size of the Chinese consumer market:

Population	1.29 billion (40.5% urban)
Population growth	0.6%
Literacy	86%
Fixed-line telephones	263 million
Mobile phones	269 million
Television sets	448 million
Cable TV subscribers	105 million
Internet users	79 million (73% year-on-year growth)
Private cars	4.9 million (43% year-on-year growth)

Source: National Bureau of Statistics, China

INVESTMENT STRATEGY

Based in China, MCM takes a hands-on approach in the investment process and typically sits on the boards of its portfolio companies. The fund does not have any specific industry preference when evaluating potential investment opportunities. Instead, MCM seeks companies that already have leading positions in their respective market segments with sound financial and operating track records. MCM also focuses on long-term sustainability of the business and the strength of the management team, while striving to align the interests of all shareholders and management.

USD0.75 million

VERITAS www.veritasvc.com

Veritas Fund II L.P. (VVP Fund II) is a venture capital fund managed by Veritas Venture Partners (Cayman) L.P. (Veritas), Israel's oldest venture capital firm. VenFin is a limited partner of the fund, with a maximum exposure of USD1.5 million, representing an interest of 4%. Veritas has drawn USD750 000 of this commitment.

The investment broadens VenFin's access to international deal flow and networks, offering VenFin exposure to Israel and, to a lesser extent, the southeast USA region, where the fund is primarily invested in seed-stage technology companies. VVP Fund II focuses on enterprise software, network communications and medical devices.

OVERVIEW OF THE YEAR TO 30 JUNE 2005

VVP Fund II has made nine investments by June 2004, and an additional two investments during the year under review, namely Sirica and WebLayers, briefly outlined below. Follow-on investments were made in five portfolio companies, including ClickFox, CytoDome, Escape Rescue Systems, Guardium and UltraSpect.

Sirica is an Israeli-based developer of non-cooled "detector-on-a-chip" technology for infrared sensing and imaging applications. Sirica's technology is expected to revolutionise the cost structure of existing infrared applications and has the potential to finally make infrared functionality available to mass markets. Potential applications include personal night vision, automotive night vision and digital infrared cameras.

WebLayers' mission is to become a leading provider of IT governance solutions. Its WebLayers Center™ is an enterprise software platform that enables governance, conformance and design optimisation of XML, web services and service-oriented architecture. Located in Boston, the company achieved initial success with the US Department of Defense and with a major player in the financial services sector.

THE FUTURE

In the US, venture capital funds raised a total of USD17.9 billion in 2004, double the amount raised in 2003 and the first annual increase since 2000. However, on the exit front, there were only eight venture-backed IPOs in the first quarter of 2005 – the lowest level of venture-backed IPO activity in several quarters. The volume of merger and acquisition activity was also less than in the same period last year.

In the Israeli venture capital sector, seed-stage investments rose sharply in recent quarters. They reached a total of USD110 million in the three most recent quarters since July 2004, compared with USD40 million in the three preceding quarters. Among other factors this can be attributed to the increased fund-raising by Israeli venture capital funds. A reported USD700 million was closed in the first five months 2005, some of which are being allocated to seed-stage investments.

These developments in Israel and the US are indicative of the anticipated increase in venture capital activity, which is likely to be accompanied by increased entry valuations.

CORPORATE GOVERNANCE AND SUSTAINABILITY REPORT



The King Reports on Code of Practices and Conduct echo principles deeply embedded in the fabric of the group from which VenFin originated.

Since its inception in the 1940s the group was principle-driven and guided by the philosophy of its founder, Dr Anton Rupert. The group was led by example and no formal codes of conduct were required.

VenFin inherited, with pride, this sound corporate governance system – a model for doing business ethically – which does not need to be enforced but stems from internal conviction.

One of the corner stones of our business model is the belief that a company has three levels of responsibility: shareholders, staff and the community. The group's shareholders are served by sound business practices and a continued quest for excellence which ensure that profitable investments are being made. The group's staff and the community are served and supported as set out in the sustainability report on page 76.

Another foundation stone on which the group has been built, is partnership. Many years ago this unique policy of co-determination, co-responsibility and mutual trust served as a launching platform for the group's expansions overseas. Dr Rupert gave philosophical content to this policy, as it was practised internationally since the early 1950s, through the formulation of the following seven principles:

- *He who covets all will lose all.* Only through sharing mankind will preserve itself from harm.
- *Help others to help themselves.* You should not try to do more for people than they can do for themselves, otherwise lasting dependence is created.
- *Nobody can trade with paupers.* You cannot sell to people who have no money.
- *Neither wealth nor goodwill can be created by a give-away policy.* The surest way of losing a friend is to do him too big a favour without giving him the opportunity of doing something in return.
- *Progress is contagious, and if prosperity is shared it leads to greater prosperity.*
- *Always place yourself in the other man's shoes; also consider his point of view.*
- *Confidence begets confidence.* It is certainly a risk to trust, but mistrust is an even greater risk that can lead to disaster.

The third foundation stone of the group is represented by a set of values for doing business successfully. These values, shared by Dr Rupert with an audience in 1956, are:

- *Honesty* – because it lasts the longest.
- *Correctness* – because it creates trust with friends and foes.
- *Service* – in every respect: to your client, your neighbour and your country.
- *Mutual support* – so that you can push others up the ladder, while climbing yourself, because if you pull others down, you will also fall.
- *Faith* – that all will work out well if everyone does his/her duty.

This wisdom and these timeless values served the group well for over half a century and today still form the basis of VenFin's value system.

Therefore, it comes naturally to VenFin to endorse, and to comply with the principles of the King Reports as it corresponds to the way in which business has been conducted in the group for more than 50 years.

In accordance with the recommendations of King II, the Board adopted a formal charter, as set out below.

CORPORATE STRUCTURE

The Company is an investment holding company.

Investments of the Company mainly comprise both listed and unlisted companies which are not controlled by VenFin but are, due to significant influence and board representation, mostly associated companies.

The Company's activities are concentrated on the management of investments and the provision of support, rather than being involved in the day-to-day management of business units of investees. The Company is a long-term investor which forces strategic alliances on a partnership basis, while endeavouring to add value.

All the Company's associates endorse the Code of Corporate Practices and Conduct. The Company continues to encourage full compliance within the investee portfolio, where possible, and disclosure where not.

BOARD CHARTER

A charter, read and endorsed by all directors of VenFin, has been implemented to:

- identify, define and record the responsibilities, functions and composition of the Board; and to
- serve as a reference to new directors.

The charter is available for inspection at the registered address of the Company.

The Board, having reflected on the following, is satisfied that for the year under review, it executed the required actions contained in the charter satisfactorily.

COMPOSITION OF THE BOARD

All directors of VenFin have access to the advice of the company secretary and any relevant outside people when required.

VenFin has a fully functional Board, comprising executive and non-executive directors, which leads and controls the group. Currently there are two executive and nine non-executive directors of whom six are independent. In this charter, executive directors are collectively referred to as executive management.

The VenFin Board will not comprise fewer than four or more than eighteen directors or any other number as may be determined from time to time. Efforts are being made to ensure that the Board's composition reflects the demographics of South Africa adequately. In addition, it is a function of the Board to ensure that the collective skills and experience of members are suitable to carry out its responsibilities. Circumspection is exercised by the Board in the selection and the orientation of directors.

The roles of the chairman and the chief executive officer are separated. The chairman is a non-executive director but is not independent. The arrangement which vest the responsibility in the Board to focus on "performance" in directing the commercial and economic fortunes of the Company, is deemed not only appropriate but also essential.

Board members are listed on pages 14 and 15.

ROLE AND RESPONSIBILITIES

The Board provides strategic direction by proposing, discussing, questioning, evaluating, and approving plans and strategies. In directing the group, the Board exercises leadership, integrity and judgement, based on fairness, accountability, responsibility and transparency, to achieve continuing prosperity for the group.

After approving operational and investment plans and strategies, the Board empowers executive management to implement these and to provide timely, accurate and relevant feedback on progress made.

However, the Board remains accountable for the overall success of the approved strategies, based on values, objectives and stakeholder requirements, and for the process and policy which ensures the integrity of risk management and internal controls. The Board is the focal point of the group's corporate governance and is also responsible for ensuring that it complies with all relevant laws, regulations and codes of best business practices.

The Board monitors the operational and investment performance of the group, including relevant financial and non-financial aspects. It also ensures that procedures and practices are in place to protect the Company's assets and reputation.

VenFin's Board established the following subcommittees to assist it in discharging its duties and responsibilities:

- **The Remuneration and Nomination Committee**, consisting of three non-executive directors, advises the Board on remuneration and terms of employment of all directors and members of senior management and is responsible for succession planning. The committee is also responsible for nominating directors. Additionally, it participates annually in evaluating the performance of directors, the effectiveness of the Board as well as that of the Audit and Risk Committee. Directors do not have long-term contracts or exceptional benefits associated with the termination of services. The Chairman of the Board is chairman of this committee. The chief executive officer attends meetings only by invitation.

  The committee has a formal mandate and its effectiveness is evaluated by the Board accordingly.

- **The Audit and Risk Committee**, consisting of three non-executive directors and one executive director, reviews the adequacy and effectiveness of the following: the financial reporting process, the system of internal control, the management of financial, investment, technological and operating risks, risk funding, the internal and external audit processes, the Company's process for monitoring compliance with laws and regulations, its own code of business conduct, as well as procedures implemented to safeguard the Company's assets. The chairman of the committee is an independent non-executive director.

  The committee also monitors the effectiveness of governance structures implemented by the boards of those entities it invests in.

  The committee has a formal mandate and its effectiveness is evaluated by the Board accordingly.

- **The Executive Committee**, consisting of two executive directors, meets regularly between Board meetings to deal with issues delegated by the main Board. Senior management is present at these meetings and to this end it continually interfaces with them.

The appointment and orientation of new directors are also the responsibility of the Board. Non-executive directors are selected for their broader knowledge and experience and are expected to contribute effectively to decision-making and the formulation of strategies and policy.

On the other hand, executive directors contribute their detailed insight into day-to-day operations, which enables the Board to identify goals, provide direction, determine the feasibility of proposed strategies, and to monitor investments. These directors are generally responsible for operational decisions and their implementation.

The Board annually reviews and assesses the mix of skills and experience offered by its members as well as its composition in view of the country's demographics to ensure that it is adequately equipped to achieve the Company's objectives and to create value for shareholders over the long term.

MEETINGS AND QUORUM

The articles of association require three directors to form a quorum for Board meetings. A majority of members, preferably with significant representation of the non-executive directors, is required to attend all committee meetings.

The VenFin Board meets at least five times a year. The Audit and Risk Committee meets at least four times a year, and the Remuneration and Nomination Committee at least once a year.

Attendance at meetings

	Board	Audit and Risk Committee	Remuneration and Nomination Committee
Meetings held	5	5	2
Directors			
J P Rupert	5		1
J Malherbe	5		
P E Beyers	5		
M J Bosman	5		
E C Botha	5		
J W Dreyer	5	5	
J J Durand	5	5	
G T Ferreira	3		2
A G Fletcher	5	5	
E Links	4		
J E Newbury	5	5	2

MATERIALITY AND APPROVAL FRAMEWORK

Issues of material or strategic nature which might impact on the reputation of the Company, are referred to the Board. All other issues, as mandated by the Board, are dealt with at executive management level.

The minutes of all the committee meetings are circulated to the members of the Board. Issues that require the Board's attention or a Board resolution are highlighted and included as agenda items for the next Board meeting.

REMUNERATION PRINCIPLES

The Company's policy regarding the remuneration of all directors and senior management aims at:

- attracting and retaining potential directors and senior management of high calibre;
- providing directors and senior management with remuneration that is fair and just;
- ensuring that no discrimination occurs; and
- recognising and encouraging exceptional and value-added performance.

In line with these objectives, the Remuneration Committee annually reviews and evaluates the performance of each executive director and members of executive management, and determines the annual salary adjustments for each. For this purpose it refers to salary surveys compiled by independent organisations.

DUTIES OF THE DIRECTORS

According to the Companies Act, which does not differentiate between executive and non-executive directors, the Company directors:

- prepare the annual financial statements that should represent fairly the Company's state of affairs and its profit or loss position for the period under review;
- select suitable accounting policies and apply them consistently;
- state whether applicable accounting standards have been followed; and
- endeavour to make judgements and estimates that are reasonable and prudent.

They also have a duty to:

- set and maintain appropriate value systems;
- apply due care and skill in harnessing entrepreneurial flair in maximising sustainable returns;
- keep proper accounting records;
- take steps to safeguard the assets of the Company;
- set the group's risk appetite;
- implement effective risk management processes and internal controls and monitor its efficiency;
- ensure compliance with all relevant laws;
- disclose potential conflicts of interest; and
- disclose information truthfully.

The Board formulates the Company's communication policy and ensures that spokespeople adhere to it. This responsibility includes transparent, balanced and truthful communication to shareholders and relevant stakeholders.

Having considered the matter, the directors are of the opinion that the Board and the subcommittees have discharged all their responsibilities.

CONFLICTS

Mechanisms have been put in place to recognise, respond to and manage any potential conflicts of interest. Directors sign, at least once a year, a declaration stating that they are not aware of any conflicts of interest that may exist due to their interest in or association with any other company.

In addition, directors disclose their interest in contracts that are significant to the Company's business. Any potential conflict of interest is disclosed as soon as it arises.

All information acquired by directors in the performance of their duties, which is not disclosed publicly, is treated as confidential. Directors may not use, or appear to use, such information for personal advantage or for the advantage of third parties.

Directors of the Company are required to comply with the VenFin Code of Conduct, gifts and donation policies and the prescriptions of the JSE regarding inside information, transactions and disclosure of transactions.

COMPANY SECRETARY AND PROFESSIONAL ADVICE

Directors are entitled to seek, at the Company's expense, independent professional advice concerning the affairs of the group. They have unlimited access to the services of the company secretary, who is responsible to the Board to ensure that proper corporate governance principles are adhered to. Board orientation or training is done when appropriate.

GOING CONCERN

At least once a year the Board considers the going concern status of the group with reference to the following:

- net available resources and the liquidity thereof;
- the group's Residual Risk Profile;
- world economic events;
- the following year's strategic/business plan, budgets and cash flow models; and
- the group's current financial position.

RISK MANAGEMENT AND INTERNAL CONTROL

In determining strategic objectives, the Board of Directors has ensured its understanding of all the risks associated with the Company's investment portfolio with a view to maximising sustainable profits and growth.

These risks are measured continuously against the risks the Board is prepared to assume.

The risk management process is fundamentally based on the skill and calibre of individuals employed, their motivation and drive and the value systems they adhere to.

The categories of risk identified can be broadly classified as follows:

- **Performance risk,** which is managed by the Board and includes strategic risk, opportunity risk, reputational risk, liquidity risk, and also risks relating to corporate governance, social and environmental responsibility and stakeholder relations.

- **Investment risk** inherent to existing investments. The Board has delegated the responsibility for investment risk management to the boards of the various investee companies. The Board monitors that these delegated responsibilities are effectively executed by appointing its own members or VenFin senior management in non-executive capacity on those boards.

  These risks are furthermore managed at VenFin by ensuring that future investments are subject to rigorous due-diligence reviews. These reviews include, inter alia, verification of intellectual property rights, management competency, business plans, market analyses, contractual rights and obligations, product feasibility, cash flow and liquidity requirements. Consideration is also given to ensure that the investment is optimally structured, using appropriate investment instruments.

  Performance of operational management, measured against budgets and other measurement criteria, is regularly appraised for timely corrective action, when deemed appropriate.

- **Operational risk** which includes operational effectiveness and efficiency, safeguarding of assets, compliance with relevant laws and regulations, reliability and integrity of reporting, effective operational risk management, human resource risk, technology risks, business continuity and risk funding. Various operational risks are monitored by M&I as part of the agreement with that service company. This includes human resource risks, information technology risks, treasury risk and certain pure risks.

The Board has documented and implemented a comprehensive risk management system, which incorporates continuous risk assessment, evaluation, and internal control embedment.

The Enterprise-wide Risk Management system applicable to the Company is as follows:

- **Group risk analysis**
  The purpose of the group risk analysis is to reconfirm and update the group's consolidated risk profile. This ensures that the residual risk profiles (risk post internal control) by investment, and in total, remain within the risk tolerances set by the Board and that new emerging risks are identified and timely responded to.

- **Activity risk analysis**
  The activity risk assessment further refines the Company's risk assessment at key activity level relevant to the achievement of objectives and ensures that risk management initiatives are duly prioritised and resourced.

- **Operational risk management**
  The Board influences the control environment by setting ethical values and organisational culture while ensuring that management styles, delegated authorities, business plans and management competency are appropriate, effective and efficient.

  Operational risks are managed mainly by means of internal control. This is a process designed to provide reasonable assurance regarding the achievement of organisational objectives and to reduce the possibility of loss or misstatement to within accepted levels. The effectiveness of risk management is measured by the level of reduction of the Company's cost of risk.

  Risk management principles along with internal controls are embedded in the daily activities of the Company. An automated risk management tool, Risk Minimiser®, supports this process and delivers self-assessment functionality to line managers by translating controls, benchmarked and linked to key performance indicators, into daily activity lists.

  The system supports the values of transparency, mutual respect and accountability. Key outputs from the system include:
  - Assurance regarding compliance with key controls
  - Exception reporting regarding control deviations

- Real-time risk profiles based on validated data
- Cost of risk and incident monitoring
- Electronic distribution of all relevant policies, procedures, laws and practices from centrally updated databases
- Automated communication and tracking of control enhancement activities

This system furthermore caters for control self-assessment criteria where senior management, serving in non-executive director capacities at investee boards, render additional assurance that proper risk management and governance practices are effected in those entities.

Management structures have been established to focus on certain key risk activities, including safety, health, environment, security, tax and risk funding.

- **Treasury risk**

  VenFin uses the treasury services of M&I and V&R Management Services AG to manage interest rates, liquidity, compliance and currency risks globally.

  A treasury committee, constituted of nominated executive directors and senior management, is responsible for determining policy and procedures as well as clearly defined levels of responsibility. Regular feedback is given to the Board.

- **Risk funding**

  Risk funding is focused strategically on a self insurance methodology aimed at reducing the group's cost of risk, save for those risks which cannot be cost beneficially controlled or have potential catastrophic exposures.

- **Integrated assurance**

  The Board does not only rely on the adequacy of the control embedment process but regularly receives and considers reports on the effectiveness of risk management activities. The Audit and Risk Committee ensures that the assurance functions of management as well as internal and external audit are sufficiently integrated.

  The various assurance providers to the Board comprise the following:

  - The Executive Committee and senior management consider the Company's risk strategy and policy along with the effectiveness and efficiency thereof.
  - The Audit and Risk Committee focuses on reviewing the adequacy of risk management strategies, systems of internal control, risk profiles, legal compliance, internal and external audit reports and also reviews the independence of the auditors, the extent and nature of their engagements, coverage and findings.

    This committee also ensures, by means of review and enquiry, the effectiveness of audit and risk committees established in entities invested in.

    This committee also reviews the level of disclosure in the annual reports and the appropriateness of policies adopted by management, the fraud register and other loss incidents reported.

    The Board reviews the functionality of the Audit and Risk Committee against its charter.

    INTERNAL AUDIT

    The Company has an internal audit function, which has been outsourced to M&I's Risk Management and Internal Audit department. It is an effective independent appraisal function and employs a risk-based audit approach, formally defined in accordance with the Institute of Internal Auditors' definition of internal auditing and documented in a charter approved by the Board. The head of this department has direct access to the chairman of the Audit and Risk Committee as well as to the chairman of the group.

    EXTERNAL AUDIT

    The Company's external auditors attend all Audit and Risk Committee meetings and have direct access to the chairman of the Audit and Risk Committee. Their audit coverage is adequately integrated with the Internal Audit functions without their scope being restricted.

    Other services provided by the auditing firm mainly relate to tax matters and are effected by a department independent of the audit partners. Independence is further assured by terms of appointment.

The Audit and Risk Committee has reviewed the risk management programmes and systems of internal control of the Company and its subsidiaries for the financial year to 30 June 2005. The directors are of the opinion that, based on inquiries made and the reports from the internal and external auditors, the risk management programmes and systems of internal control were effective for the period under review.

DEALINGS IN SECURITIES

In accordance with the Listings Requirements of the JSE, the Company has adopted a code of conduct for insider trading. During the closed period directors and designated employees are prohibited from dealing in the Company's securities. During open periods directors and personnel may only deal in the Company's securities with the approval of the chairman or the chief executive officer. The closed period endures from the end of a financial reporting period until the publication of financial results for that period. Additional closed periods may be declared from time to time if dictated by special circumstances.

JSE-SRI INDEX

VenFin, as part of its Corporate Governance Accreditation process, chose to participate in the JSE-SRI Index. Since its inception, VenFin has qualified in terms of the specified accreditation criteria.

ACCESS TO INFORMATION

VenFin complies with the regulations of the Promotion of Access to Information Act (Act No 2 of 2000), which ensure the constitutional right of access to information required for the exercising or protection of rights.

DIRECTORS' EMOLUMENTS

The emoluments of directors for the year ended 30 June 2005 were as follows (Refer to note 20 on page 109):

	2005 Executive R'000	2005 Non-executive R'000	2005 Total R'000	2004 Executive R'000	2004 Non-executive R'000	2004 Total R'000
Fees	300	1 490	1 790	220	1 078	1 298
Salaries	5 239	1 950	7 189	5 159	1 975	7 134
Retirement fund contributions	1 106	482	1 588	1 073	463	1 536
Short-term bonus	2 040		2 040			
Medical contributions	69	55	124	62	50	112
Car allowance	286	185	471	286	185	471
	9 040	4 162	13 202	6 800	3 751	10 551
VenFin Share Scheme						
Long-term bonus scheme	9 160		9 160	2 238		2 238
Deferred purchase scheme		1 007	1 007			
	18 200	5 169	23 369	9 038	3 751	12 789

	2005 Fees R'000	2005 Salaries and other R'000	2005 Total R'000	2004 Fees R'000	2004 Salaries and other R'000	2004 Total R'000
Paid by:						
The Company	1 040		1 040	748	–	748
Subsidiary company		9 160	9 160	748	–	748
Management company	750	11 412	12 162	550	11 491	12 041
VenFin Share Scheme		1 007	1 007			
	1 790	21 579	23 369	1 298	11 491	12 789

Year ended 30 June 2005

	Fees R'000	Salaries R'000	Retirement fund R'000	Short-term bonus R'000	Medical contribution R'000	Car allowance R'000	2005 Total R'000
Executive							
Jannie Durand (1)	150	1 414	315	540	38	83	2 540
Josua Malherbe	150	3 825	791	1 500	31	203	6 500
Subtotal	300	5 239	1 106	2 040	69	286	9 040
Non-executive (non-independent)							
Piet Beyers (3)	150	464	124		17	42	797
Jan Dreyer (1)(3)	150	486	128		19	42	825
Johann Rupert (2)(3)	150	1 000	230		19	101	1 500
Subtotal	450	1 950	482		55	185	3 122
Non-executive (independent)							
G T Ferreira (2)	170						170
John Newbury (1)	230						230
Elias Links	150						150
Anthony Fletcher (1)	190						190
Mike Bosman	150						150
Liesbeth Botha	150						150
Subtotal	1 040						1 040
Total	1 790	7 189	1 588	2 040	124	471	13 202

(1) Messrs Jannie Durand, John Newbury, Anthony Fletcher and Jan Dreyer are members of the Audit and Risk Committee. Mr John Newbury is chairman of the Audit and Risk Committee and a member of the Remuneration and Nomination Committee.

(2) Mr G T Ferreira is a member of the Remuneration and Nomination Committee. Mr Johann Rupert is chairman of the Remuneration and Nomination Committee.

(3) Certain of the non-executive directors are employees of M&I, a service company that supplies management services to this Company. VenFin pays a service fee to M&I. These amounts represent 50% of the total emoluments paid by M&I.

DIRECTORS' EMOLUMENTS – *(continued)*

The emoluments of directors for the year ended 30 June 2004 were as follows (Refer to note 20 on page 109):

Year ended 30 June 2004

	Fees R'000	Salaries R'000	Retirement fund R'000	Short-term bonus R'000	Medical contribution R'000	Car allowance R'000	2004 Total R'000
Executive							
Jannie Durand [1]	110	1 290	282	–	35	83	1 800
Josua Malherbe	110	3 869	791	–	27	203	5 000
Subtotal	220	5 159	1 073	–	62	286	6 800
Non-executive (non-independent)							
Piet Beyers [3]	110	458	114	–	14	42	738
Jan Dreyer [1][3]	110	476	119	–	18	42	765
Johann Rupert [2][3]	110	1 041	230	–	18	101	1 500
Subtotal	330	1 975	463	–	50	185	3 003
Non-executive (independent)							
G T Ferreira [2]	126						126
John Newbury [1]	171						171
Elias Links	110						110
Anthony Fletcher [1]	121						121
Mike Bosman	110						110
Liesbeth Botha	110						110
Subtotal	748						748
Total	1 298	7 134	1 536	–	112	471	10 551

(1) Messrs Jannie Durand, John Newbury, Anthony Fletcher and Jan Dreyer are members of the Audit and Risk Committee. Mr John Newbury is chairman of the Audit and Risk Committee and a member of the Remuneration and Nomination Committee.

(2) Mr G T Ferreira is a member of the Remuneration and Nomination Committee. Mr Johann Rupert is chairman of the Remuneration and Nomination Committee.

(3) Certain of the non-executive directors are employees of M&I, a service company that supplies management services to this Company. VenFin pays a service fee to M&I. These amounts represent 50% of the total emoluments paid by M&I.

VENFIN SHARE SCHEME

Deferred purchase scheme (2005)

Current status
– Ordinary shares

Participant	Balance of shares accepted as at 30 June 2004	Shares accepted during the year	Offer price (Rand)	Number of shares paid and delivered	Date of payment and delivery of shares	Share price on date of payment and delivery (Rand)	Increase in value* R'000	Balance of shares accepted as at 30 June 2005
Executive								
Jannie Durand	754 717	–	15.90	–				754 717
	201 342	–	14.90	–				201 342
		142 789	21.01	–				142 789
Josua Malherbe	1 216 235	–	15.90	–				1 216 235
		211 615	21.01	–				211 615
Subtotal	2 172 294	354 404		–				2 526 698
Non-executive								
Piet Beyers	533 049	–	15.90					533 049
Jan Dreyer	533 049	–	15.90	20 000	29/09/04	21.30	108	
				110 000	01/10/04	21.60	627	
				1 862	04/10/04	21.65	11	
				45 821	21/10/04	21.60	261	355 366
Johann Rupert	987 654	–	20.25					987 654
	228 580	–	15.90					228 580
Subtotal	2 282 332	–		177 683			1 007	2 104 649
Total	4 454 626	354 404		177 683			1 007	4 631 347

Long-term bonus scheme (2005)

	Balance of shares accepted as at 30 June 2004	Shares accepted during the year	Offer price (Rand)	Vested 2005 R'000	Balance of shares accepted as at 30 June 2005
Josua Malherbe **	796 344	–	15.90	5 902	796 344
	671 141	–	14.90	3 258	671 141
	1 467 485			9 160	1 467 485

* Refers to the increase in value of the scheme shares of the indicated participants from the offer date of payment and delivery. The scheme is a deferred purchase scheme – refer to the report of the Board of Directors for more detail.

** In terms of the Venfin Share Purchase Scheme the maximum number of shares that could technically be offered to any individual prior to 30 June 2004 was 0.25% of the issued share capital of a class of shares. In order to achieve the objective of the Remuneration Committee a long-term bonus scheme was implemented. These numbers therefore do not reflect actual offers but rather the number of shares used to determine a long-term bonus that vests over five years and is linked to the VenFin share price. The amount vested is shown as long-term bonus on page 72.

Deferred purchase scheme (2004)

Current status

– Ordinary shares

Participant	*Balance of shares accepted as at 30 June 2003*	*Shares accepted during the year*	*Offer price (Rand)*	*Number of shares paid and delivered*	*Balance of shares accepted as at 30 June 2004*
Executive					
Jannie Durand	754 717	–	15.90	–	754 717
	201 342	–	14.90	–	201 342
Josua Malherbe	1 216 235	–	15.90	–	1 216 235
Subtotal	2 172 294	–		–	2 172 294
Non-executive					
Piet Beyers	533 049	–	15.90	–	533 049
Jan Dreyer	533 049	–	15.90	–	533 049
Johann Rupert	987 654	–	20.25	–	987 654
	228 580	–	15.90	–	228 580
Subtotal	2 282 332	–		–	2 282 332
Total	4 454 626	–		–	4 454 626

Long-term bonus scheme (2004)

	Balance of shares accepted as at 30 June 2003	*Shares accepted during the year*	*Offer price (Rand)*	*Vested 2004 R'000*	*Balance of shares accepted as at 30 June 2004*
Josua Malherbe *	796 344	–	15.90	1 492	796 344
	671 141	–	14.90	746	671 141
	1 467 485	–		2 238	1 467 485

* *In terms of the Venfin Share Purchase Scheme the maximum number of shares that could technically be offered to any individual prior to 30 June 2004 was 0.25% of the issued share capital of a class of shares. In order to achieve the objective of the Remuneration Committee a long-term bonus scheme was implemented. These numbers therefore do not reflect actual offers but rather the number of shares used to determine a long-term bonus that vests over five years and is linked to the VenFin share price. The amount vested is shown as long-term bonus on page 73.*

VenFin's three levels of corporate social responsibility were mentioned earlier and its obligation to shareholders was dealt with under Corporate Governance. In this section its responsibilities towards the community (to be a worthy citizen grateful of the goodwill received from the public) and to staff (to ensure that their work remains a meaningful and rewarding experience) receive attention.

COMMUNITY SERVICE

As far as its business and its community service programme are concerned, the Company strives to make a meaningful contribution, adding value to all stakeholders. Donations are usually made over a term to provide beneficiaries with a measure of security and are not spread over such a broad area that they become negligible.

In terms of this approach, the Company currently supports the following initiatives:

Entrepreneurship and training

Some years ago VenFin and its sister company Remgro granted a loan to the Peace Parks Foundation (PPF) to be used for the activities of the *SA College for Tourism* in Graaff-Reinet and the *Southern African Wildlife College* near the border of the Kruger National Park. Both colleges are involved in practical training and job creation.

SA College for Tourism – this college in Graaff-Reinet trains in particular young black women from previously disadvantaged communities for the hospitality industry. Since the establishment of the College in 2001, more than 100 women from the Southern African Development Community have been trained. Last year's students came from South Africa, Botswana, Lesotho, Malawi, Mozambique, Swaziland, Zambia and Zimbabwe.

Subjects offered include: culinary arts, food and beverage studies, room and front-of-house services, guesthouse management as well as entrepreneurship. The students also gained experience at many big functions held throughout the year.

The College enjoys the support of prominent women in Southern Africa. In 2002 South Africa's First Lady, Mrs Zanele Mbeki, officially opened the College, while Mrs Barbara Mogae, First Lady of Botswana, delivered the keynote address at last year's graduation ceremony.

Southern African Wildlife College – trains students from many countries in Southern Africa as well as from other parts of Africa in nature conservation management. The College, situated near Hoedspruit, also attends to other aspects of human development. Courses are presented in communication and computer skills, office and basic financial management, tourism management and human resources management, to mention only a few. PPF and WWF-SA are jointly responsible for the management of the College.

Although the College is not a charity organisation, it strives to cultivate a conservation ethic within the community through its involvement in initiatives such as the maintenance of a borehole, support of a local bakery, assistance rendered to a crèche, empowerment courses for women and fundraising for a local clinic.

SciMathUS – this post-matric programme from the Institute for Mathematics and Science Teaching at the University of Stellenbosch reaches an important milestone this year when students from the first class in 2001 will graduate from the University of Stellenbosch and from other Western Cape tertiary institutions. VenFin is a founder sponsor of the project.

The aim of the SciMathUS project is to give students from disadvantaged communities the opportunity to improve their matric results in subjects such as mathematics, science and accountancy in order to gain access to tertiary education. Last year all 64 students who rewrote these subjects qualified for mainstream tertiary education. On average, their 2004 results saw a 16% improvement for mathematics compared to their 2003 school results, 19% for physical science and 14% for accountancy.

Paul Roos Academy – The Academy, of which VenFin is a founder sponsor, is an imaginative project aimed at identifying leadership talent in disadvantaged schools. By providing tuition during holidays it helps these children to realise their full potential. The participating schools comprise five in Khayelitsha, Nyanga and Langa and seven farm schools in the Stellenbosch area.

In many respects 2004 was a year of firsts for the Academy. It was the first year that the organisers could see how many children would return after the completion of the school year; also the first year that girls gained access to the Academy;

a year in which the relevance of the curriculum could be tested by offering it to a second group of learners; and the year in which a new curriculum had to be developed for the returning grade 8 learners.

Of the 61 learners who participated in the 2003 programme, 58 returned in 2004, surely proof of a positive experience of this learning initiative. For 2004, 40 boys and 40 girls were selected, but in the end only 72 of the grade 7 learners showed up. A total of 130 learners therefore received additional training last year.

Rally to Read – for the third consecutive year, VenFin has supported this outreach project aimed at improving the rate of literacy at some of the country's most neglected schools. Since 1998 more than R12.5 million has been invested in this project to improve the quality of education. As part of the programme, off-road vehicles are used annually during May to deliver educational materials such as books and toys to some of the country's poorest schools. This year, books valued at R2.5 million were donated, while a teacher development programme of at least R1.3 million was launched.

Independent research has shown that after a two-year READ input in a school, learners on average advance two years in reading skills and four years in writing skills.

University of Stellenbosch – VenFin has committed itself to making a contribution over three years to the US, one of the oldest universities in the country, to assist in processing its archive material.

Computer assistance – VenFin has continued its computer aid programme in the Stellenbosch/Helderberg area by donating computers to the Koelenhof RC Primary School and CommsCo, an associate of VenFin, has again assisted with the installation and maintenance of the computers. Since the start of this programme, some 40 computers have been installed in three previously disadvantaged schools. As an important player in the technological-driven economy, VenFin believes that access to modern teaching methods can help children who, for historic reasons have lagged behind, to bridge the gap to modern information technology.

Brightest Young Minds (BYM) – VenFin has sponsored the fifth annual conference of this imaginative initiative, the aim of which is to create a platform to showcase South Africa's best emerging talent and to put their development on a fast track.

BYM believes that it takes exceptional people to conquer extraordinary challenges. Every year 100 bright and ambitious post-graduate and final-year students are selected by the Department of Economics and Management Sciences at the University of Stellenbosch and exposed to business leaders and the sponsoring organisations. The idea is to put them in an environment conducive to idea generation and the facilitation of possible initiatives.

Environment

WWF-SA – As a corporate member, VenFin supports the objectives of this conservation organisation. During the past year, WWF-SA has focused on redesigning itself and the way of tackling the complexity of the environment. As part of this reorganisation, conservation activities were grouped into distinct programmes that target specific aspects of the environment.

Highlights of the past year's activities included the following:

- Some 340 schools registered with the WWF-SA/WESSA (Wildlife & Environment Society of SA) Eco-Schools Programme of which 110 were awarded their green flags for 2004.
- The exclusive Thonga Beach Lodge opened for business in August. As part of the Sappi/WWF *TreeRoutes* partnership, this innovative ecotourism venture provides jobs for the Mabibi community and will contribute to the conservation of the Maputaland Coastal Forest Reserve on the north coast of KwaZulu-Natal.
- The Mondi Wetlands Project, a freshwater conservation partnership between WESSA and WWF-SA, continues to rehabilitate wetlands, train extension officers and engage with local communities to strengthen wetland management around the country.
- The Minister of Environmental Affairs and Tourism, Mr Marthinus van Schalkwyk, announced the proclamation of four new Marine Protected Areas. In July last year WWF presented the government with a *Gift to the Earth* award in support of this project.

Cultural development

Klein Karoo National Arts Festival – VenFin's sponsorship of this festival has a strong community focus. This year, a group of talented children took part in street performances during the festival, while special performances were also held in Bongolethu. The latter was so successful that the organisers were at one stage asked to stop any further marketing!

The first winner of the VenFin/Remgro bursary for the development of a career in the arts was announced during the recent festival. Avigail Bushakovitz is a talented violinist who receives tuition from Prof Jack de Wet in Cape Town. The panel of judges described her as exceptionally talented and a violinist who has a bright future ahead of her.

Stellenbosch Music Festival – VenFin is a regular supporter of this event and sponsored the concert of the Sontonga String Quartet, one of the country's leading string quartets, during the last festival. Young string players of development projects in Kayamandi, Hout Bay and Paarl attended the concert and this persuaded Sontonga to hold workshops for these children. When approached on short notice, the Company also agreed to bear the cost of the Buskaid Soweto String Ensemble whose sponsorship fell through at the last minute.

Sport development

SA Golf Development Board (SAGDB) – the promotion of golf amongst the youth in disadvantaged communities went from strength to strength during the fifth year of the SAGDB's existence. During this period approximately 7 000 children between the ages of 7 – 18 years were introduced to the game through this initiative. Proof of the success of the programme has been the promotion of 11 players to join the "crème of the crop" in the Ernie Els Foundation.

Limpopo, Mpumalanga and North West are the only provinces not yet involved in the golf project – an issue which will receive attention this year. VenFin and its sister company Remgro are responsible for the administrative costs of the SAGDB.

Western Cape Cricket Academy – VenFin has recently extended its joint sponsorship of the Cricket Academy for a further term of three years. The Academy is held in high esteem by the cricket fraternity and some 120 applications are received annually, of which only 36 can be approved. Since its inception in 1993, nine Academy players have played for South Africa and a further 16 for other national teams. Boland used 30 Academy players over the years in its provincial side and WP 22. The role of the Academy as seedbed for the southern provinces can clearly be deduced from these statistics.

Community development

Ikamva Labantu – when this welfare organisation in the black townships of Cape Town went through a very difficult phase, VenFin committed itself for an initial period of five years sponsoring a portion of its administrative costs.

Instead of spending most of its time on survival issues, Ikamva Labantu could, in the years that followed, focus its attention on innovative ways to reach target groups, appoint professional staff, and, rather than looking inward, could improve external communication and networking.

Ikamva Labantu's focus remains on early childhood development, foster-care, youth development, the visually impaired, home-based care, frail care, health care, poverty alleviation as well as various other community programmes.

Health care

Wits/Donald Gordon Medical Centre – is being developed to build a teaching and research network in the private health care sector. It is modelled on well-known American academic hospitals such as the Mayo Clinic, Harvard's Massachusets General Hospital and the Stanford University Hospital. VenFin has agreed to share a sponsorship to the centre of $1 million over ten years.

The need for such a facility has its origin in the government's increased focus on primary and community health, which has resulted in tertiary hospitals increasingly having less resources available to fund medical posts. In addition, because of a widening of the salary gap between the private and the public sector, academic hospitals are no longer able to retain well qualified staff.

Organ Donor Foundation of SA – during the past year, the lives of approximately 500 people have been saved by organ transplantation. VenFin is grateful that it could make a small contribution to this end by co-sponsoring four flights for the transport of organs. The Company wishes to pay tribute to the aviation company Falconair and its staff for sacrifices made in this regard.

SERVICE COMPANY

M&I, controlled by Rembrandt Trust (Proprietary) Limited, renders management and support services to VenFin.

VenFin pays fees to M&I which cover the overhead costs of the management of VenFin. These fees are a maximum of 0.463% per year of the market capitalisation of VenFin, calculated on a monthly average basis. This percentage may not be exceeded without the approval of 75% of all classes of shareholders of VenFin. The fees for the past year are disclosed in note 13 to the annual financial statements.

GROUP ETHICS

VenFin's commitment to ethical behaviour is contained in the following published documents:

- Code of ethics
- Code of conduct
- Fraud prevention policy
- Internet policy
- Disciplinary code
- Gifts and donations policy

The Board was responsible for the establishment and distribution of these documents with compliance being monitored by means of management structures, internal audit, and the group's central forensic function including hotlines.

EMPLOYMENT EQUITY

M&I, the service company, in accordance with the Employment Equity Act, strives to afford all staff the opportunity to realise their full potential. A steering committee and various work groups, together with M&I's management, are continuously involved in determining training and development needs and in the implementation and monitoring of a labour plan. Special attention is given to those groups which, because of historic reasons, might be in a disadvantaged position. In accordance with the requirements of the Employment Equity Act, M&I annually submits a labour plan to the Department of Labour.

Because of the nature of its operations, to provide inter alia core services to VenFin, M&I's workforce is characterised by the following:

- A high level of expertise within the top structure of the organisation and in various specialised divisions
- A young employee profile, especially with regard to management
- A low turnover rate of staff and, consequently, limited opportunities for new appointments

M&I believes that the quality of its staff affords it an important sustainable competitive advantage. Therefore it believes that its success does not lie in the uniformity of its staff but in the diversity and development of their collective talents. For these, space and opportunity will always be created.

Human resource policies and procedures also address the issues of non-discrimination, child labour, disciplinary practices, human rights et al.

SAFETY AND ENVIRONMENT

The Company has a duly constituted safety and health committee, required by the Occupational Health and Safety Act. This committee assists the Board in ensuring that the Company provides and maintains a safe and healthy risk-free environment for staff and visitors by identifying risks and ensuring that controls designed to mitigate these risks are effective and complied with.

Most companies, based on their core activities, are deemed low-impact enterprises, as regards environmental exposure.

The Company benchmarks its current environmental practices against the criteria stipulated in the GLOBAL Reporting InitiativeTM (GRI) Framework, being:

- Materials
- Energy

- Water
- Biodiversity
- Emissions, effluents and waste
- Suppliers
- Products and services
- Compliance
- Transport

Where deemed appropriate, usage and impact are being quantified and measured against best practices. Where appropriate, compliance with safety, health and environmental systems are measured against formal standard systems such as ISO and subject to independent review. Boards monitor capital projects aimed at reducing environmental usage, while increasing biodegradable recycling.

HIV/AIDS POLICY

During February 2003, the GRI published a resource document to serve as a reporting guideline on HIV/Aids. Because the GRI chose South Africa as the development area for this resource document, which will eventually become a technical protocol, VenFin chose it as its reporting standard on this matter.

From the perspective of an investment holding company, the risk of HIV/Aids comprises two elements, namely:

Group risk

Given the potential impact of HIV/Aids on the markets, on human capital cost of employment and on the operational processes of the various businesses invested in, this risk is managed within the governance structures of the various companies.

VenFin monitors the progress of these policies and strategies against best practice standards.

Company risk

VenFin and M&I have a formal HIV/Aids policy and are committed to managing the pandemic and the business risks associated with it actively. Its policy makes provision, inter alia, for the following:

- Compliance with all legal requirements as far as HIV/Aids is concerned
- No discrimination against employees or potential employees based on their HIV status
- Strict confidential treatment of information on the HIV status of employees
- General measures to prevent accidental infection

Remedi Medical Aid Scheme, of which most of M&I's staff are members, has a management plan for HIV/Aids and employees can participate in it by choice.

COMMUNICATION TO STAKEHOLDERS

The Board places great emphasis on communication to shareholders and other stakeholders to ensure that they are kept appropriately informed on matters affecting the group. Financial reports and announcements, meetings with analysts and the VenFin website are used to provide relevant information to shareholders.

The group's financial results are published in the financial media, to maximise its communication with smaller individual shareholders. Meetings with major shareholders and investment analysts follow the release of final results. Board members attend VenFin's Annual General Meeting, to which all shareholders are invited.

VenFin is committed to transparency and disclosure of relevant and appropriate information in its Annual Report and through other communication channels to ensure a proper evaluation of the performance of the Company.

ANNUAL FINANCIAL STATEMENTS 2005



STATEMENT OF RESPONSIBILITY BY THE BOARD OF DIRECTORS

The directors are responsible for the maintenance of adequate accounting records and the preparation and integrity of the annual financial statements included in this annual report. The independent auditors are responsible for reporting on the annual financial statements.

The annual financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa, on the going concern basis and incorporate full and responsible disclosure. The annual financial statements are based upon appropriate accounting policies which are in accordance with those of the previous year, with the exception of the implementation of the South African Statement of Generally Accepted Accounting Practice, AC 501: Accounting for secondary taxation on companies (STC), and are supported by reasonable and prudent judgements and estimates.

It is the responsibility of the independent external auditors to report on the fair presentation of the financial statements. Their unqualified audit report appears on page 83.

The directors are ultimately responsible for the internal controls of the group. Nothing has come to the attention of the directors to indicate that any breakdown in the functioning of the internal controls, resulting in a material loss to the group, has occurred during the year and up to the date of this report.

The directors are satisfied that the information contained in the financial statements presents the results of operations for the year and the financial position of the group at year-end. The directors also prepared the other information included in the annual report and are responsible for both its accuracy and its consistency with the financial statements.

The directors are of the opinion that the group will continue as a going concern in the future.

Signed on behalf of the Board of Directors.

Johann Rupert
Chairman

Josua Malherbe
Chief Executive Officer

Stellenbosch
6 September 2005

STATEMENT BY THE COMPANY SECRETARY

I, Mariza Lubbe, being the Company Secretary of VenFin Limited, hereby certify that all returns required of a public company have, in respect of the year under review, been lodged with the Registrar of Companies and that all such returns are true, correct and up-to-date.

Mariza Lubbe
Secretary

Stellenbosch
6 September 2005

REPORT OF THE INDEPENDENT AUDITORS

TO THE MEMBERS OF VENFIN LIMITED

We have audited the annual financial statements and group annual financial statements of VenFin Limited set out on pages 84 to 124 for the year ended 30 June 2005. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures included in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

AUDIT OPINION

In our opinion, the financial statements fairly present, in all material respects, the financial position of the Company and group at 30 June 2005 and the results of their operations, changes in equity and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.

PricewaterhouseCoopers Inc.

PRICEWATERHOUSECOOPERS

Registered Accountants and Auditors
Chartered Accountants (SA)

Stellenbosch
6 September 2005

Dear Shareholder

The Board has pleasure in reporting on the activities and financial results of your group for the year under review.

OPERATING ACTIVITIES

VenFin is an investment holding company. The group derives its income mainly from dividends and equity accounted income of associated companies in which VenFin invested. Interest is also earned on cash resources.

The investee companies' operating activities are mainly spread over telecommunication, technology and media interests and financial and risk services. The biggest portion of the individual investments are in South Africa, but a substantial investment, which is held abroad, is the $100 million Dimension Data convertible bond.

GENERAL REVIEW

Operating results

Year ended 30 June:	2005	2004
Headline earnings (R million)	838	740
Interest in net profit of Vodacom (R million)	662	480
Interest in net profit of associated companies – excluding Vodacom (R million)	229	223
Net interest income and other profit/(loss) (R million)	(53)	37
– per share (cents)	189.8	151.4
– diluted (cents)	188.7	151.0
Basic earnings – net profit for the year (R million)	1 094	432
– per share (cents)	247.8	88.4
– diluted (cents)	246.4	88.1
Dividends (R million)	218	146
– per share (cents)	50.0	32.5

Details of the operating results are set out in more detail in the report of the financial director on pages 21 to 32.

	2005 R million	2004 R million
Composition of headline earnings		
Subsidiary companies	(53)	37
Profits	74	44
Losses	(127)	(7)
Associated companies	891	703
Profits	902	714
Losses	(11)	(11)
	838	740

ACCOUNTING POLICIES

Change in accounting policy

AC 501: Accounting for secondary taxation on companies (STC)

In terms of this accounting statement, a deferred tax asset should be recognised for unutilised STC credits to the extent that it is probable that the entity will declare dividends against which the STC credits can be utilised.

VenFin's history regarding dividends received against ordinary dividends paid suggests increasing STC credits in time. It is therefore unlikely that in the foreseeable future, VenFin's STC credits will be utilised against ordinary dividends paid. Consequently, no deferred tax asset has been created for the Company's unutilised STC credits of R958 million.

Other adjustment

Restatement of comparative figures in respect of goodwill

Goodwill attributable to investments in associated companies is included in the carrying amount of associates in the 2005 annual financial statements, while previously it was reported under "Intangible assets". The comparative balance sheet has been restated accordingly.

Restatement of prior year figures as a result of the above-mentioned adjustments:

Balance sheet	30 June 2004 R million
Decrease in intangible assets	(551)
Increase in investments – associated companies	551

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

With effect from 1 July 2005, VenFin will implement IFRS and in the group's financial statements for the year ending 30 June 2006, the comparative figures for 2005 will be restated accordingly. In the announcement of the interim results for the six months ending 31 December 2005, which will be presented in terms of IFRS, the effects of these new accounting standards will be disclosed fully.

IMPAIRMENT OF INVESTMENTS AND GOODWILL

Provision for the impairment of investments and goodwill amounting to R38 million has been made, of which the most significant is a provision for R37 million against the carrying value of the investment in GenuOne Incorporated to reflect the risks associated with this investment.

EXCHANGE RATE DIFFERENCES

Net positive exchange rate differences as a result of the translation of foreign entities into SA rand on 30 June 2005 amounted to R377 million (2004: negative R1 026 million) and were credited directly to reserves.

INVESTMENTS

Refer to the Report of the Financial Director on pages 29 to 30 for the most important changes in investments for the year under review.

Subsequent to the year-end:

Tracker Investment Holdings (Proprietary) Limited (Tracker)

During July 2005, VenFin purchased an additional 1 128 Tracker shares for R12 million and its interest in Tracker now amounts to 33.7% (30 June 2005: 32.1%).

Fraxion Holdings (Proprietary) Limited (Fraxion)

VenFin invested R3 million in Fraxion for a 33.3% interest. Fraxion develops and markets a spend management solution that allows companies to manage and control all spending activities by offering real-time visibility into spending behaviour and budget positions.

SHARE CAPITAL

During the year the trustees of The VenFin Share Scheme (the "scheme") offered ordinary shares to participants as follows (Refer to note 7):

Date	Offer price (Rand)	Number of shares offered	Number of participants	Number of shares accepted on 30 June 2005	Number of participants who accepted the offer
15/09/2004	21.01	536 988	8	536 988	8
20/09/2004	21.13	253 860	155	250 970	151
05/01/2005	26.80	2 542	1	2 542	1
01/02/2005	24.99	2 719	1	2 719	1
01/04/2005	27.50	825	1	825	1
01/06/2005	27.70	2 479	1	–	–
		799 413		794 044	

The offers are valid for one year from the date of the offer. The scheme is a deferred purchase scheme and payment is made in three equal annual instalments, the first of which is only payable three years after the offer date.

Participants have no right to delivery, voting or ordinary dividends on shares before payment has been made. Participants may choose to pay on a later date with the resultant deferment of rights. Payment must, however, be made within ten years.

SERVICE COMPANY

In 2000, an agreement was concluded with a service company, M&I, to render management and support services to VenFin. The shareholders of M&I are all employees of M&I who own all the issued ordinary shares, other than the issued A ordinary shares in M&I and have all irrevocably waived in writing any distributions to them in their capacity as such shareholders in favour of VenFin and Remgro Limited in such proportions as VenFin and Remgro Limited may agree or, failing such agreement, in equal shares. No dividends have been declared. Rembrandt Trust (Proprietary) Limited (Rembrandt Trust) owns all the A ordinary shares of M&I. The A ordinary shares have the majority of voting rights but have no rights to the income or assets of M&I.

VenFin pays fees to M&I which cover the overhead costs of the management of VenFin. These fees are calculated at a maximum of 0.463% per year of the market capitalisation of VenFin, calculated on a monthly average basis. This percentage may not be exceeded without the approval of 75% of all classes of shareholders of VenFin. The fees are payable at the end of each month. For the past year, the fees amounted to R41 million (2004: R40 million), or 0.354% (2004: 0.400%) of the average market capitalisation, and are explained in note 13 to the annual financial statements.

PRINCIPAL SHAREHOLDER

Rembrandt Trust holds all the issued unlisted B ordinary shares of the Company and is entitled to 47.0% (2004: 46.2%) of the total votes exercisable by shareholders.

An analysis of the shareholders appears on page 124.

SUBSIDIARY COMPANIES AND INVESTMENTS

Particulars of subsidiary companies, associated companies and other investments are disclosed in Annexures A and B.

DIRECTORS

The names of the directors appear on pages 14 and 15.

In terms of the provisions of the articles of association, Messrs P E Beyers, M J Bosman and J W Dreyer and Dr E Links retire from the Board by rotation. These directors are eligible and offer themselves for re-election.

DIRECTORS' INTERESTS

At 30 June 2005 the aggregate of the direct and indirect interests of the directors in the issued share capital of the Company amounted to 0.14% (2004: 0.13%).

Mr J P Rupert is a director of Rembrandt Trust which owns all the issued unlisted B ordinary shares.

An analysis of the directors' interests in the issued share capital of the Company appears on page 125.

DIRECTORS' FEES

The Board recommends that directors' fees for services rendered during the past year be fixed at R1 790 000 (2004: R1 298 000).

ACQUISITION OF SHARES OF THE COMPANY

It is recommended that a general authority be granted to the Board for it to acquire, should circumstances warrant it, the Company's own shares and to approve the acquisition of shares in the Company by any of its subsidiaries, subject to the provisions of the Companies Act 61 of 1973, as amended, and the Listings Requirements of the JSE.

Special resolutions to this effect are incorporated in the Notice of the Annual General Meeting that appears on page 127.

SECRETARY

Mrs M Lubbe is the Company Secretary and her address appears on page 126.

DIVIDENDS

Dividend No 3

A final dividend of 50.0 cents (2004: 32.5 cents) per share has been declared for the financial year ended 30 June 2005 in respect of both the ordinary shares of one cent each and the unlisted B ordinary shares of ten cents each.

Payment

The final dividend is payable to shareholders of the Company registered at the close of business on Friday, 14 October 2005.

Shareholders may not dematerialise or rematerialise their holdings of ordinary shares between Monday, 10 October 2005, and Friday, 14 October 2005, both days included.

APPROVAL

The annual financial statements set out on pages 84 to 122 have been approved by the Board.

Signed on behalf of the Board of Directors.

Johann Rupert
Chairman

Josua Malherbe
Chief Executive Officer

Stellenbosch
6 September 2005

The annual financial statements are prepared on the historical cost basis, unless otherwise indicated, in accordance with South African Statements of Generally Accepted Accounting Practice, the requirements of the South African Companies Act 1973, as amended, and the Listings Requirements of the JSE Limited and incorporate the following principal accounting policies which, with the exception of the implementation of the South African Statement of Generally Accepted Accounting Practice, AC 501: Accounting for secondary taxation on companies (STC), have been consistently applied with those of the previous year:

(I) CONSOLIDATION AND EQUITY ACCOUNTING

Consolidation – subsidiary companies

All companies in which the group, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has the power to exercise control over the operations, are included in the consolidated financial statements in the accepted manner.

The results of subsidiary companies acquired or disposed of during the year are included in the consolidated income statement from or to the date on which effective control was acquired or ceased.

Consolidation – The VenFin Share Trust

The VenFin Share Trust has been consolidated as it is effectively controlled by the Company.

Proportionate consolidation – joint ventures

All jointly controlled ventures are accounted for according to the proportionate consolidation method. In terms of this method the attributable share of assets, liabilities, income, expenditure and cash flow are included in the consolidated statements.

Equity accounting – associated companies

Companies which are neither subsidiaries nor joint ventures, but in which a long-term interest is held and over whose financial and operating policies a significant influence can be exercised, are accounted for according to the equity method as associated companies. Certain associated companies have year-ends which differ from that of the Company. In such circumstances the results of listed and certain unlisted companies are accounted for from the latest published information and management accounts as at year-end, respectively. The accounting policies of associated companies do not in all circumstances correspond with those of the group. No adjustments are made for such differences where it is not practicable. The group's share of retained income is transferred to non-distributable reserves. The group's share of other movements in the reserves of associated companies are accounted for as changes in consolidated non-distributable reserves.

The results of associated companies acquired or disposed of are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

(II) PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION

Leased assets – assets leased in terms of finance lease agreements are capitalised at their equivalent cash consideration. Depreciation is provided on the straight-line basis over the expected useful lives of the assets. Finance charges are written off over the term of the lease in accordance with the effective interest rate method. Leases of assets in terms of which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are accounted for in normal income in a systematic manner relating to the period of use of the assets concerned.

Leasehold improvements – are stated at cost and written off over the period of the lease or over such lesser period as is considered appropriate.

Land and buildings – are stated at cost, but are valued at open-market value when considered necessary. Buildings are depreciated on a straight-line basis over their expected useful lives.

Machinery, equipment, office equipment and vehicles – are stated at cost and depreciated on a straight-line basis over their expected useful lives.

Where rentals representing future cash flows of computer hardware and software that are subject to lease agreements with customers are sold, for no recourse to the group, a disposal is recognised of the component of the asset represented by such rentals.

Where a sale takes place, wherein the group may be held liable for the rental payments of the customer, proceeds received are treated as loans received and the asset is retained on the balance sheet.

Where assets are identified as being impaired, that is when the recoverable amount declined below its carrying amount, the carrying amount is reduced to reflect the decline in value. Such written-off amounts are accounted for in normal income.

(III) INVESTMENTS

Associated companies – are stated at cost. In the consolidated financial statements the share of post-acquisition reserves and retained income, accounted for according to the equity method, as well as goodwill (net of any accumulated impairment losses) identified on acquisition, is included in the carrying value.

Other investments – Investments in equity and debt instruments are classified into the following categories, i.e. originated by the group, held-to-maturity, held-for-trading and available-for-sale.

Loans originated by the group – These loans are originated by the group by providing money, goods or services directly to a debtor, are included within non-current assets and are carried at amortised cost using the effective interest rate method.

Investments held-to-maturity – Investments with fixed maturity that the group has the intent and ability to hold to maturity are classified as investments held-to-maturity and are included within non-current assets. These investments are carried at amortised cost using the effective interest rate method.

Investments held-for-trading – These investments, which include derivative instruments, are carried at fair value. Realised and unrealised gains and losses arising from changes in the fair value of held-for-trading investments are recognised in the income statement in the period in which they arise.

Investments available-for-sale – Other long-term investments are classified as available-for-sale and are included within non-current assets. These investments are carried at fair value. Unrealised gains and losses arising from changes in the fair value of available-for-sale investments are recognised in non-distributable reserves in the period in which they arise. When available-for-sale investments are either sold or impaired, the accumulated fair value adjustments are realised and included in income.

All purchases and sales of investments are recognised at the trade date.

Any derivatives embedded in financial instruments are separated from the host contract when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value, with gains and losses reported in the income statement.

(IV) INTANGIBLE ASSETS

Goodwill – On the acquisition of an investment, fair values at the date of acquisition are attributed to the identifiable assets, liabilities and contingent liabilities acquired.

Goodwill is the difference between the cost of the investments and the fair value of attributable net assets of the subsidiary companies, joint ventures and associated companies at the acquisition dates. Goodwill is reported in the balance sheet as non-current assets. Where, at the date of acquisition, the net assets of subsidiary companies, joint ventures and associated companies exceed the cost of the investments, the difference is immediately accounted for in the income statement.

As reported last year, VenFin adopted AC 140: Business Combinations with effect from 1 April 2004. In terms of the provisions of this accounting statement goodwill arising from a business combination for which the agreement date is on or after 31 March 2004, will not be amortised but be carried at cost less accumulated impairment losses. Any goodwill arising from a business combination for which the agreement date was before 31 March 2004, was still amortised during the previous financial year.

As from 1 July 2004 all goodwill is treated in accordance with AC 140.

Research and development costs – Research and development costs are recognised as an expense when incurred. Expenditure on acquired intangible assets is capitalised and amortised using the straight-line method over their useful lives, not exceeding a period of five years. No revaluations are made in respect of internally developed and maintained intangible assets.

The carrying amounts of all intangibles are reviewed annually and written down for any impairment.

(V) INVENTORIES

Inventories are stated at the lower of cost or net realisable value. The basis of determining cost is the first-in first-out method. Net realisable value is the estimated selling price in the ordinary course of business, less costs necessary to make the sale. Work in progress includes direct costs and an appropriate allocation of direct overhead costs.

(VI) CONTRACTS IN PROGRESS

Contracts in progress include all direct and related indirect expenditure on contracts and include a proportion of profit based on the stage of completion of the contract. The stage of completion of a contract is determined by the lower of costs to date as a proportion to total estimated costs, and surveys of work performed by project managers. Contracts in progress include contracts that are complete but not invoiced at year-end.

(VII) TAXATION

Deferred taxation is provided at current rates using the balance sheet liability method. Full provision is made for all temporary differences between the taxation base of an asset or liability and its balance sheet carrying amount. No deferred tax liability is recognised in those circumstances where the initial recognition of an asset or liability has no impact on accounting profit or taxable income. Assets are not raised in respect of deferred taxation, unless it is probable that future taxable profits will be available against which the deferred taxation asset can be realised in the foreseeable future.

(VIII) FOREIGN CURRENCIES

Transactions in foreign currencies are accounted for at the rates of exchange ruling on the dates of the transactions. Foreign currency monetary items at year-end are translated to SA rand at the rates of exchange ruling at that date. Exchange differences that arise as a result thereof, are accounted for in income together with exchange differences on forward exchange contracts.

Assets, liabilities and reserves of foreign entities at year-end are translated to SA rand at the rates of exchange ruling at that date. Operating results of foreign subsidiaries and income of foreign associated companies are translated to SA rand at the average of the exchange rates prevailing during the year for each of the currencies concerned. Differences arising on translation are accounted for in reserves as exchange rate adjustments.

(IX) FINANCIAL INSTRUMENTS

Financial instruments carried on the balance sheet include cash and cash equivalents, investments, trade and other receivables, trade and other payables, derivative instruments and borrowings.

Financial instruments are initially recognised when the group becomes party to the contractual terms of the instruments and are measured at cost, including transaction costs, which is the fair value of the consideration given (financial asset) or received (financial liability). Subsequent to initial recognition, these instruments are measured at cost except for investments and derivative instruments which are measured as set out in the applicable accounting policies.

Financial assets (or a portion thereof) are derecognised when the group realises the rights to the benefits specified in the contract, the rights expire or the group surrenders or otherwise loses control of the contractual rights that comprise the financial asset.

On derecognition, the difference between the carrying amount of the financial asset and proceeds receivable and any prior adjustments to reflect fair value that had been recognised in equity are included in the consolidated income statement.

Financial liabilities (or a portion thereof) are derecognised when the obligation specified in the contract is discharged, cancelled or expired. On derecognition, the difference between the carrying amount of the financial liability, including related unamortised costs and amounts paid for it are included in the consolidated income statement.

The fair value of financial instruments traded in an organised financial market are measured at the applicable quoted prices. The fair value of financial instruments not traded in an organised financial market, is determined using a variety of methods and assumptions that are based on market conditions and risks existing at balance sheet date, including independent appraisals and discounted cash flow methods. Fair values represent an approximation of possible value, which may differ from the value that will finally be realised.

Certain group companies are also parties to financial instruments that reduce exposure to fluctuations in foreign currency exchange rates. Changes in the fair value of these instruments, which mainly comprise forward exchange contracts, as well as other derivative instruments are recorded in income in the period in which they arise, as they do not qualify for hedge accounting.

The carrying amounts of financial assets and liabilities with maturity of less than one year are assumed to approximate their fair value.

Where a legally enforceable right of set-off exists for recognised financial assets and financial liabilities, and there is an intention to settle the liability and realise the asset simultaneously, or to settle on a net basis, all related financial effects are offset.

(X) PROVISIONS

Provisions are recognised when the group has a present legal or constructive obligation arising from past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

(XI) EMPLOYEE BENEFITS

Defined contribution plan – A certain group company provides a defined contribution plan for the benefit of employees, the assets of which are held in a separate trustee-administered fund. The plan is funded by payments from the employees and the company, taking into account recommendations of independent qualified actuaries.

Contributions in respect of the defined contribution plan is charged to the income statement in the year in which they relate.

(XII) CASH AND CASH EQUIVALENTS

For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, and investments in money market instruments, net of bank overdrafts. In the balance sheet, bank overdrafts are included in short-term interest-bearing borrowings.

(XIII) REVENUE RECOGNITION

The sale of goods is recognised when the significant risks and rewards of ownership of the goods have been transferred. Revenue arising from services is recognised when the service is rendered. Interest is recognised on a time proportion basis (taking into account the principal amount outstanding, the effective rate and the period), unless collectability is in doubt. Dividends are recognised when the right to receive payment is established.

(XIV) TREASURY SHARES

Shares in the Company held by wholly owned group companies as well as shares held by The VenFin Share Trust are classified as treasury shares and are held at cost. These shares are treated as a deduction from the issued number of shares and taken into account in the calculation of the weighted average number of shares. The cost price of the shares is deducted from the group's equity.

(XV) THE VENFIN SHARE SCHEME

Any profits or losses that realise from shares being delivered to participants are recognised directly in equity.

CONSOLIDATED ANNUAL FINANCIAL STATEMENTS 2005



CONSOLIDATED BALANCE SHEET

AT 30 JUNE 2005

R million	Notes	2005	2004
ASSETS			
Non-current assets			
Property, plant and equipment	1	1	26
Intangible assets	2	–	5
Investments – Associated companies	3	3 984	2 106
– Other	4	1 266	2 497
Deferred taxation	16	–	12
		5 251	4 646
Current assets		2 801	2 548
Inventories	5	–	27
Trade and other receivables *	6	558	115
Taxation		16	17
Cash and cash equivalents		2 227	2 389
Total assets		8 052	7 194
EQUITY AND LIABILITIES			
Capital and reserves			
Issued capital	7	8	8
Share premium		26	26
Reserves	8	8 806	7 635
Treasury shares	7	(944)	(636)
Total shareholders' equity		7 896	7 033
Non-current liabilities		18	15
Long-term interest-bearing loans	9	–	7
Deferred taxation	16	18	8
Current liabilities		138	146
Trade and other payables		107	112
Short-term interest-bearing loans	10	–	23
Provisions	11	–	5
Taxation		31	6
Total equity and liabilities		8 052	7 194

* *Included in "trade and other receivables" is an amount of R504 million which represents part of the cash proceeds on the disposal of the Richemont investment received on 7 July 2005.*

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 30 JUNE 2005

R million	Notes	2005	2004
Revenue	12	245	115
Net interest income	13	102	98
Other net expenses	13	(110)	(46)
Impairment and amortisation of goodwill		(31)	(300)
Impairment of investments and assets		(7)	(6)
Net operating deficit		(46)	(254)
Negative goodwill arising on acquisitions		158	–
Capital surplus on disposal of investments	15	200	20
Consolidated profit/(loss) before tax		312	(234)
Share of after-tax profit of associated companies		839	680
– Profit from operations		891	700
– Impairment and amortisation of goodwill		(21)	(20)
– Impairment of investments and assets		(33)	(4)
– Capital surplus on disposal of investments		2	4
Profit before taxation		1 151	446
Taxation	16	(57)	(14)
Net profit for the year		1 094	432
Reconciliation of headline earnings:			
Basic earnings – net profit for the year		1 094	432
Plus/(minus) – attributable to own members:			
– Impairment and amortisation of goodwill		52	320
– Impairment of investments and assets		41	9
– Negative goodwill arising on acquisitions		(158)	–
– Capital surplus on disposal of investments		(189)	(24)
– (Surplus)/loss on disposal of property, plant and equipment		(2)	3
Headline earnings		838	740

	% change	2005	2004
Headline earnings per share (cents)	*25.4*	189.8	151.4
– Diluted	*25.0*	188.7	151.0
Basic earnings per share (cents)	*180.3*	247.8	88.4
– Diluted	*179.7*	246.4	88.1

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2005

R million	Issued capital and share premium	Equity accounted reserves	Other non-distri-butable reserves	Fair value reserve	Distri-butable reserves	Treasury shares	Total
30 June 2005							
Balances at 1 July 2004	34	1 142	831	73	5 589	(636)	7 033
Net profit for the year					1 094		1 094
Dividend paid					(146)		(146)
Exchange rate adjustments		(2)	403		(24)		377
Change in reserves of subsidiary companies and associated companies		(2)	(1)		(141)		(144)
Income of associated companies retained		319			(319)		–
Transfer between reserves		17	(646)	4	625		–
Fair value adjustments for the year				129			129
Deferred tax on fair value adjustments for the year				(4)			(4)
Realisation of fair value adjustments of financial instruments				(135)			(135)
Net shares in VenFin acquired by wholly owned subsidiary and The VenFin Share Trust						(308)	(308)
Balances at 30 June 2005	34	1 474	587	67	6 678	(944)	7 896
30 June 2004							
Balances at 1 July 2003	34	940	1 767	(100)	5 929	(365)	8 205
Net profit for the year					432		432
Dividend paid					(123)		(123)
Exchange rate adjustments		12	(925)		(113)		(1 026)
Change in reserves of subsidiary companies and associated companies		(17)	328		43		354
Income of associated companies retained		352			(352)		–
Transfer between reserves		(145)	(339)	(31)	515		–
Fair value adjustments for the year				228			228
Deferred tax on fair value adjustments for the year				(4)			(4)
Realisation of fair value adjustments of financial instruments				(20)			(20)
Net shares in VenFin acquired by wholly owned subsidiary and The VenFin Share Trust						(1 013)	(1 013)
Shares in VenFin cancelled	–				(742)	742	–
Balances at 30 June 2004	34	1 142	831	73	5 589	(636)	7 033

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 30 JUNE 2005

R million	Notes	2005	2004
Cash flow – operating activities			
Net operating profit before taxation		1 151	446
Adjustments	18.1	(1 230)	(616)
Operating loss before working capital changes		(79)	(170)
Working capital changes	18.2	(415)	44
Cash utilised in operations		(494)	(126)
Net interest received		102	98
Dividends received	18.3	534	341
Dividends paid		(146)	(123)
Taxation paid	18.4	(13)	(55)
Net cash inflow/(outflow) from operating activities		(17)	135
Cash flow – investment activities		(126)	821
Additions to investments		(1 778)	(172)
Additions to fixed assets		(6)	–
Proceeds on disposal of investments		1 890	324
Proceeds on disposal of fixed assets		4	–
Acquisition of subsidiaries	18.5	–	1 709
Disposal of subsidiary	18.6	(32)	–
Loans repaid by/(advanced to) associated companies		71	(9)
Other loans advanced		(31)	(16)
Repurchase of shares		(244)	(1 015)
Net increase/(decrease) in cash and cash equivalents		(143)	956
Cash and cash equivalents at the beginning of the year		2 370	1 414
Cash and cash equivalents at the end of the year		2 227	2 370
Cash and cash equivalents – balance sheet		2 227	2 389
Bank overdraft		–	(19)

1. PROPERTY, PLANT AND EQUIPMENT

	2005			2004		
	Cost	*Accumulated depreciation*	*Net value*	*Cost*	*Accumulated depreciation*	*Net value*
	R million	R million	R million	R million	R million	R million
Land and buildings	–	–	–	9	1	8
Machinery and equipment	–	–	–	2	2	–
Vehicles	–	–	–	4	3	1
Office equipment	1	–	1	38	21	17
	1	–	1	53	27	26

Depreciation rates are as follows:	2005 %	2004 %
Buildings	2	2
Machinery and equipment	4 – 20	4 – 20
Vehicles	20 – 25	20 – 25
Office equipment	16⅔ – 50	16⅔ – 50

Reconciliation of carrying value at the beginning and end of the year	*Land and buildings* R million	*Machinery and equipment* R million	2005 R million	2004 R million
Balances at 1 July	8	18	26	–
Additions	–	6	6	–
Disposals	(2)	–	(2)	–
Depreciation	–	(5)	(5)	–
Businesses acquired	–	–	–	26
Businesses disposed	(6)	(12)	(18)	–
Other	–	(6)	(6)	–
Balances at 30 June	–	1	1	26

In 2004 liabilities resulting from mortgage loans, finance leases and instalment sale agreements were secured by property, plant and equipment with a book value of R12 million.

2. INTANGIBLE ASSETS

	2005 Cost R million	2005 Accumulated amortisation R million	2005 Net value R million	2004 Cost R million	2004 Accumulated amortisation R million	2004 Net value R million
Goodwill	7	7	–	125	120	5
Other	–	–	–	32	32	–
	7	7	–	157	152	5

Amortisation periods are as follows:	2005 Years	2004 Years
Goodwill	–	7
Other	5	5

Reconciliation of the carrying value of goodwill at the beginning and end of the year	2005 R million	2004 R million
Balances at the beginning of the year	5	7
Impairment	(5)	–
Amortisation	–	(2)
Balances at the end of the year	–	5

Negative goodwill of R158 million as disclosed on the face of the income statement consists of R15 million on the restructuring of CommsCo/Intervid and R143 million in respect of an adjustment to the goodwill that arose on the restructuring of VenFin's interest in R&V, which resulted in R&V becoming a wholly owned subsidiary of VenFin on 30 June 2004, details of which were set out in the 2004 financial statements. This adjustment relates to a change in the valuation of the embedded derivative attached to the Dimension Data convertible bond on the restructuring date.

3. INVESTMENTS – ASSOCIATED COMPANIES

(Annexures B & C)

	2005 Listed R million	2005 Unlisted R million	2005 Total R million	2004 Listed R million	2004 Unlisted R million	2004 Total R million
Shares	746	233	979	80	172	252
Goodwill	978	479	1 457	56	495	551
Equity adjustment	66	1 408	1 474	(27)	1 170	1 143
Carrying value	1 790	2 120	3 910	109	1 837	1 946
Long-term loans						
Originated loans	–	74	74	–	160	160
	1 790	2 194	3 984	109	1 997	2 106
Market value of listed investments	1 911		1 911	108		108
Directors' valuation of unlisted investments		13 235	13 235		7 929	7 929
Market value and directors' valuation	1 911	13 235	15 146	108	7 929	8 037
Excess of market value and directors' valuation over the carrying value of investments: – attributable to own members			11 162			5 931

In 2004 R8 million of the long-term loans referred to above, is subordinated for the benefit of third parties.

	2005 R million	2004 R million
3. INVESTMENTS – ASSOCIATED COMPANIES – *continued*		
Reconciliation of carrying value at the beginning and end of the year		
Carrying value at the beginning of the year	**2 106**	6 143
Exchange rate differences on translation of carrying value at the beginning of the year to year-end rate on:	**(7)**	(495)
Net cost	**(5)**	(506)
Equity adjustment	**(2)**	11
Equity of associated companies retained	**319**	352
Share of net profit of associated companies	**839**	680
Dividends	**(520)**	(329)
Exchange rate differences on translation between average rate and year-end rates	**–**	1
Equity-accounted movements on reserves	**15**	(17)
Additions to investments	**1 781**	120
Disposals/reclassifications	**(195)**	(3 862)
Impairments and amortisation	**(35)**	(135)
Carrying value at the end of the year	**3 984**	2 106
Amount of the share in net profit after exceptional items and amortisation, retained by associated companies that has been accounted for from unaudited interim reports and management reports	**150**	156
Amount of the share of accumulated losses of associated companies not equity-accounted		
– current year	**(1)**	(39)
– cumulative	**(15)**	(14)

4. INVESTMENTS – OTHER

(Annexure B)

	2005 *Listed* R million	2005 *Unlisted* R million	2005 *Total* R million	2004 *Listed* R million	2004 *Unlisted* R million	2004 *Total* R million
Available-for-sale	**155**	**930**	**1 085**	496	53	549
Originated loans	**–**	**161**	**161**	–	22	22
Held-to-maturity	**–**	**20**	**20**	–	1 926	1 926
	155	**1 111**	**1 266**	496	2 001	2 497
Market value of listed investments	**155**		**155**	496		496
Directors' valuation of unlisted investments and loans		**1 111**	**1 111**		2 038	2 038
Market value and directors' valuation	**155**	**1 111**	**1 266**	496	2 038	2 534
Excess of market value and directors' valuation over the book value of investments:						
– attributable to own members			**–**			37

Included in the originated loans above is a loan of R27 million to a wholly owned subsidiary of the service company, M&I Management Services (Proprietary) Limited, to partially finance aircraft for the use by group members. The carrying value of investments available-for-sale and originated loans include embedded derivatives, which relate to conversion options linked to these investments, amounting to R236 million (2004: RNil).

	2005 R million	2004 R million
4. INVESTMENTS – OTHER – *continued*		
Reconciliation of carrying value at the beginning and end of the year of investments available-for-sale:		
Balance at the beginning of the year	**549**	609
Additions	**108**	95
Fair value adjustments for the year	**(28)**	179
Reclassifications/(disposals)	**456**	(334)
Balance at the end of the year	**1 085**	549
5. INVENTORIES		
Raw materials	**–**	14
Finished products	**–**	5
Consumable stores	**–**	1
Contracts in progress	**–**	7
	–	27

Included above in 2004 was inventory valued at R8 million that had been written down to net realisable value.

	2005 R million	2004 R million
6. TRADE AND OTHER RECEIVABLES		
Trade and other receivables	**554**	113
Dividends receivable	**1**	2
Derivative instruments	**3**	–
	558	115
7. SHARE CAPITAL		
Authorised		
512 493 650 Ordinary shares of 1 cent each	**5.1**	5.1
40 506 352 B ordinary shares of 10 cents each	**4.1**	4.1
	9.2	9.2
Issued		
447 993 648 Ordinary shares of 1 cent each	**4.5**	4.5
35 506 352 B ordinary shares of 10 cents each	**3.5**	3.5
	8.0	8.0

Each ordinary share has one vote.
Each B ordinary share has ten votes.

	2005 Number of shares	2004 Number of shares
7. SHARE CAPITAL – *continued*		
Shares in issue		
– Ordinary shares of 1 cent each	447 993 648	447 993 648
– Unlisted B ordinary shares of 10 cents each	35 506 352	35 506 352
Total shares in issue	483 500 000	483 500 000
– Shares held in treasury (ordinary shares of 1 cent each) (8.0%)	(38 721 948)	(25 268 657)
– Shares held by The VenFin Share Trust (ordinary shares of 1 cent each) (1.8%)	(8 831 777)	(8 668 746)
	435 946 275	449 562 597

The unissued capital of the Company consists of 64 500 002 ordinary shares and 5 000 000 B ordinary shares. 26 000 000 of the unissued ordinary shares and all of the unissued B ordinary shares have been reserved for the VenFin Share Scheme.

At a general meeting held on 27 October 2004, the Company has placed the entire authorised but unissued share capital of the Company, comprising 64 500 002 ordinary shares of 1 cent each and 5 000 000 B ordinary shares of 10 cents each of which 26 000 000 ordinary shares and 5 000 000 B ordinary shares were reserved for allotment and issue in terms of The VenFin Share Trust in terms of an ordinary resolution of shareholders adopted on 21 September 2000, under the control of the Board of Directors of the Company as a general authority in terms of section 221(2) of the Companies Act, 1973 (Act 61 of 1973), as amended (the Act), subject to the provisions of the Act and the Rules and Requirements of the JSE until the next annual general meeting of the Company, for allotment and issue to such persons on such conditions as the directors may deem fit but in accordance with the rules of the VenFin Share Scheme.

The present position of the VenFin Share Scheme is as follows:	*Average offer price (Rand)*	*Number of shares*
Ordinary shares offered and accepted:		
Previous financial year	16.70	8 668 746
Offered in previous financial year and accepted in current financial year	20.74	31 197
Offered and accepted in current financial year	21.09	794 044
Shares paid for and delivered	17.20	(544 617)
Resignations and other		(130 041)
Total accepted as at 30 June 2005	17.15	8 819 329

Details in respect of the share scheme and the current year's offers are disclosed in the Report of the Board of Directors on page 86.

Treasury shares

During the year under review VenFin's wholly owned subsidiary, VenFin Securities (Proprietary) Limited acquired a net number of 13 453 291 ordinary shares of VenFin for a total amount of R298 million. The number of shares held as treasury shares on 30 June 2005 is 38 721 948.

	2005 R million	2004 R million

8. RESERVES

(Also refer to the Statement of Changes in Equity on page 96)

8.1 Reserves

	2005 R million	2004 R million
Included in general capital reserves are:		
Statutory non-distributable reserves	–	69

8.2 Included in the respective reserves are reserves arising on exchange rate translation

	General capital reserves R million	*Equity-accounted reserves* R million	*Unappropriated profit* R million	2005 *Total* R million	2004 *Total* R million
Balances at 1 July	510	(134)	183	559	1 585
Exchange rate adjustments during the year	403	(2)	(24)	377	(1 026)
Balances at 30 June	913	(136)	159	936	559

8.3 Composition of reserves

	2005 R million	2004 R million
The Company	4 984	4 943
Non-distributable reserves	22	22
Distributable reserves	4 962	4 921
Subsidiary companies	2 348	1 550
Non-distributable reserves	632	882
Distributable reserves	1 716	668
Associated companies:		
Non-distributable reserves	1 474	1 142
	8 806	7 635

9. LONG-TERM INTEREST-BEARING LOANS

	2005 R million	2004 R million
Secured long-term loans with effective interest rates of between 10.5% and 15.5% per annum, repayable over a period of between three and ten years	–	9
In 2004 these liabilities were secured by property and equipment with a net book value of R11 million.		
Net liabilities resulting from various capitalised finance leases and instalment sale agreements payable in monthly instalments at effective interest rates of between 9.25% and 11.5% per annum, amount to	–	1
In 2004 these liabilities were secured by machinery and equipment with a net book value of R1 million.		
Unsecured sundry loans with varying interest rates and terms	–	1
	–	11
Instalments payable within one year transferred to short-term interest-bearing loans	–	(4)
Payable – two to five years	–	7

10. SHORT-TERM INTEREST-BEARING LOANS

	2005 R million	2004 R million
Portion of long-term interest-bearing loans payable within one year	–	4
Bank overdrafts	–	19
	–	23

11. PROVISIONS

	Warranties R million	Leave pay R million	Other* R million	2005 R million	2004 R million
Balances at 1 July	1	2	2	5	–
Businesses acquired	–	–	–	–	5
Businesses disposed	(1)	(2)	(1)	(4)	–
	–	–	1	1	5
Provisions utilised during the year	–	–	(1)	(1)	-
Balances at 30 June	–	–	–	–	5

** Various smaller provisions*

12. REVENUE

The revenue of the Company and its subsidiary companies consists of net sales of products, fees, as well as dividends and interest. Intergroup transactions are eliminated.

Due to the nature and composition of the group, financial ratios based on revenue are not considered to be meaningful.

	2005	2004
Net sales of products	117	–
Dividends	13	12
Interest	108	98
Other	7	5
Revenue	245	115

13. PROFIT

Profit is stated after taking the following into account:

	2005	2004
Income		
Administration fees – other	2	2
Fair value adjustment – investments	73	–
Net finance income	107	103
Interest received – unlisted investments and deposits	108	98
Interest paid	(6)	–
Net interest income	102	98
Dividends on preference shares	5	5
Profit on the sale of property, plant and equipment	1	–
Expenses		
Administration and management fees – net corporate costs	41	40
Paid to M&I Management Services (Proprietary) Limited in respect of costs	46	43
Less: Fees received	(5)	(3)
Administration fees – other	4	2
Auditors' remuneration – audit services	3	1
Cost of sales	70	–
Depreciation	5	–
Vehicles	1	–
Office equipment	4	–
Donations	4	4
Fair value adjustment – investments	19	–
Foreign exchange losses	71	–
Professional fees	3	–
Rental – land and buildings	2	–
Research and development costs	4	–

	2005 R million	2004 R million
14. DIVIDEND INCOME		
Included in profit		
Listed	8	7
Unlisted	5	5
	13	12
Dividends from associated companies – unlisted	520	329
15. CAPITAL SURPLUS ON DISPOSAL OF INVESTMENTS		
Subsidiary companies:		
Capital surplus on the disposal of		
– Richemont A units	187	20
– other long-term investments	13	–
Total before taxation – per income statement	200	20
Taxation	(13)	–
Total after taxation	187	20
Associated companies after taxation	2	4
Total – attributable to own members	189	24
16. TAXATION		
16.1 Taxation in income statement		
Current		
– current year – South African normal taxation	17	13
– Foreign taxation	9	1
– Taxation on capital gain	13	–
– previous year – South African normal taxation	1	–
Deferred – current year	10	–
– previous year	7	–
	57	14

	2005 R million	2005 %	2004 R million	2004 %
16.2 Reconciliation of effective tax rate with standard rate				
Taxation as a percentage of profit before taxation:				
Effective tax rate	57	18	14	(6)
Reduction/(increase) in standard rate as a result of:				
Permanent differences	49	15	(84)	36
Taxation in respect of previous years	(8)	(2)	–	–
Foreign taxation	(9)	(3)	–	–
Taxation losses that can be utilised in future periods	(13)	(4)	–	–
Capital losses that can be utilised in future periods	(9)	(3)	–	–
Exempt capital gains	24	8	–	–
Standard rate	91	29	(70)	30

	2005 R million	2004 R million
16. TAXATION – *continued*		
16.3 Deferred taxation		
Deferred taxation liability	18	8
Property, plant and equipment	–	2
Inventories	–	1
Other	–	1
Investments	18	4
Deferred tax asset	–	(12)
Inventories	–	(1)
Provisions	–	(1)
Tax losses utilised	–	(4)
Other	–	(6)
Net deferred taxation	18	(4)
The movement between balances of deferred taxation at the beginning and end of the year can be analysed as follows:		
Beginning of the year	(4)	–
Movements during the year attributable to:		
Property, plant and equipment	(2)	2
Provisions	1	(1)
Other	5	(5)
Tax losses utilised	4	(4)
Investments	14	4
	18	(4)
16.4 Tax losses		
Estimated tax losses available for set-off against future taxable income	45	3
16.5 Secondary taxation on companies (STC)		
The STC credits on 30 June, which could be set off against future dividend payments, amount to	958	575
– The Company	391	347
– Wholly owned subsidiary companies	567	228

VenFin's history regarding dividends received against ordinary dividends paid suggests increasing STC credits in time. It is therefore not likely that VenFin's STC credits will be utilised against ordinary dividends paid in the foreseeable future, and consequently no deferred tax asset has been created for the Company's unutilised STC credits.

17. EARNINGS PER SHARE

	Number of shares	*Number of shares*
Weighted shares in issue	441 567 058	488 922 237

Earnings per share

In determining the headline and basic earnings per share, the total weighted number of shares in issue was taken into account, after the deduction of the treasury shares as well as shares held by The VenFin Share Trust.

17. EARNINGS PER SHARE – *continued*

Diluted earnings per share

In determining the diluted headline and basic earnings per share, the weighted number of shares in issue was adjusted for the dilutive effect of the shares offered to participants by the VenFin Share Scheme. No adjustment was made to earnings.

The difference between the shares accepted by the participants and the number of shares deemed to be issued at a fair value, is regarded as an issue of shares for no consideration. These imputed shares amounted to 2 501 225 (2004: 1 218 466) and was added to the weighted number of issued shares to determine the dilutive effect.

18. CASH FLOW INFORMATION

	2005 R million	2004 R million
18.1 Adjustments		
Amortisation and impairment	38	306
Fair value adjustment of embedded derivative	19	–
Net interest received	(102)	(98)
Equity adjustments	(839)	(680)
Exceptional items	(200)	(20)
Negative goodwill	(158)	–
Other	12	(124)
	(1 230)	(616)
18.2 Movement in working capital		
Increase in inventories	(2)	–
(Increase)/decrease in trade and other receivables	(495)	20
Increase in trade and other payables	82	24
	(415)	44
18.3 Reconciliation of dividends received		
Receivable at the beginning of the year	2	2
Per income statement	13	12
Dividends from associated companies	520	329
Receivable at the end of the year	(1)	(2)
Cash received	534	341
18.4 Taxation paid is reconciled with the amount disclosed in the income statement		
Paid in advance at the beginning of the year	17	6
Unpaid at the beginning of the year	(6)	(35)
Per income statement	(40)	(14)
Acquisition of subsidiaries	–	(1)
Disposal of subsidiary	1	–
Unpaid at the end of the year	31	6
Paid in advance at the end of the year	(16)	(17)
Cash paid	(13)	(55)

	2005 R million	2004 R million
18. CASH FLOW INFORMATION – *continued*		
18.5 Acquisition of subsidiaries		
Cash and cash equivalents	–	(1 739)
Bank overdraft	–	19
Property, plant and equipment	–	(25)
Other investments and loans	–	(1 904)
Net deferred taxation	–	(8)
Inventories	–	(27)
Trade and other receivables	–	(88)
Long-term liabilities	–	7
Short-term interest-bearing liabilities	–	4
Trade and other payables	–	71
Taxation payable	–	1
Provisions	–	5
Bond liability	–	394
Net assets acquired	–	(3 290)
Less: Net assets from associated companies	–	3 543
Less: Net negative minorities	–	(113)
	–	140
Goodwill	–	(151)
Purchase consideration	–	(11)
Cash flow in subsidiary acquired	–	1 720
Cash inflow on acquisition	–	1 709
18.6 Disposal of subsidiary		
Cash and cash equivalents	41	–
Bank overdraft	(9)	–
Property, plant and equipment	16	–
Net deferred taxation	1	–
Inventories	10	–
Trade and other receivables	23	–
Long-term liabilities	(3)	–
Short-term interest-bearing liabilities	(1)	–
Trade and other payables	(28)	–
Taxation payable	(1)	–
Provisions	(4)	–
Net assets disposed	45	–
Intergroup and unrealised items	(15)	–
	30	–
Capital surplus on disposal	10	–
Selling price	40	–
Adjusted for non-cash flow	(40)	–
	–	–
Cash flow in subsidiary disposed	(32)	–
Cash outflow on disposal	(32)	–

	2005 R million	2004 R million

19. STAFF COSTS

– of subsidiary companies

	2005 R million	2004 R million
Salaries and wages	32	3
	Number	**Number**
Persons employed by subsidiary companies at year-end:		
South Africa	–	201
Abroad	3	99
	3	300

20. DIRECTORS' EMOLUMENTS

(Refer to page 72 – Corporate Governance)

	2005 *Executive* R'000	2005 *Non-executive* R'000	2005 *Total* R'000	2004 *Executive* R'000	2004 *Non-executive* R'000	2004 *Total* R'000
Fees	300	1 490	1 790	220	1 078	1 298
Salaries	5 239	1 950	7 189	5 159	1 975	7 134
Retirement fund contributions	1 106	482	1 588	1 073	463	1 536
Short-term bonus	2 040		2 040			
Medical contributions	69	55	124	62	50	112
Car allowance	286	185	471	286	185	471
	9 040	4 162	13 202	6 800	3 751	10 551
VenFin Share Scheme						
Long-term bonus scheme	9 160		9 160	2 238		2 238
Deferred purchase scheme		1 007	1 007			
	18 200	5 169	23 369	9 038	3 751	12 789
	Fees R'000	*Salaries and other* R'000	*Total* R'000	*Fees* R'000	*Salaries and other* R'000	*Total* R'000
Paid by:						
The Company	1 040		1 040	748	–	748
Subsidiary company		9 160	9 160			
Management company	750	11 412	12 162	550	11 491	12 041
VenFin Share Scheme		1 007	1 007			
	1 790	21 579	23 369	1 298	11 491	12 789

21. COMMITMENTS

	2005 R million	2004 R million
Capital expenditure authorised, but not yet contracted	107	39
Operating lease commitments		
Due within one year	–	10
Due – two to five years	–	10
Due thereafter	–	2
	–	22

Above-mentioned commitments will be financed by internal sources and borrowed funds.

22. BORROWING POWERS

There are no limitations on the borrowing powers of the Company and its subsidiaries in respect of loans and guaranteed debts.

23. FINANCIAL INSTRUMENTS

23.1 Credit risk

Financial assets which are subject to credit risk consist mainly of cash and cash equivalents, trade and other receivables and loans originated. Cash and cash equivalents are placed with various financial institutions subject to approved limits. All these institutions are of a high standing. Trade and other receivables are disclosed net of a provision for doubtful debt. Loans originated are evaluated and monitored for credit risk on a regular basis by the executive committee.

23.2 Interest rate risk

Subsidiary companies generally adopt a policy of ensuring that their borrowings are at market-related rates to address their interest rate risk.

23.3 Derivative instruments

Forward exchange contracts – Subsidiary companies undertake transactions denominated in foreign currency and hence exposures to exchange rate fluctuations arise. If deemed necessary, this exposure is hedged through the use of forward exchange contracts.

On 30 June 2005 and 30 June 2004 there were no commitments regarding forward exchange contracts.

Other derivative instruments – Put options in relation to VenFin share repurchase programme.

The following material derivative instruments existed at 30 June:

	2005 R million	2004 R million
Assets		
Put options	3.4	0.2
Liabilities		
Put options	2.2	1.5

23.4 Fair value

At 30 June 2005 and 30 June 2004 the fair value of financial instruments reported in the financial statements equals their carrying value.

	2005 R million	2004 R million
24. GUARANTEES		
Guarantees by subsidiary company	–	2

25. RELATED PARTIES

Transactions

Related party transactions are concluded on an arm's length basis.

Subsidiaries

Details of investments in subsidiaries are disclosed in the Company's note 1 and in Annexure A.

Associated companies

Details of investments in and income from associated companies are disclosed in the consolidated notes 3 and 14 respectively, as well as in Annexures B and C. Interest income from associated companies amounted to R6 million (2004: R11 million) and is included in interest received. Fees from associated companies amounted to R5 million (2004: R2 million).

Directors

Details relating to directors' emoluments and shareholdings in the Company are disclosed in Corporate Governance and in the Report of the Board of Directors.

Shareholders

Details of the principal shareholder appear in the Report of the Board of Directors. A detailed analysis of shareholders appears on page 124 of the Annual Report.

30 JUNE 2005	Telecom-munication R million	Technology R million	Media R million	Financial and risk services R million	Equity funds R million	Corporate R million	Consolidated Total R million
BUSINESS SEGMENTAL ANALYSIS							
Revenue	–	152	–	6	–	87	245
Net interest income	–	2	–	–	–	100	102
Other net expenses	–	(56)	–	–	–	(54)	(110)
Impairment and amortisation of goodwill							(31)
Impairment of investments and assets							(7)
Net operating deficit							(46)
Negative goodwill arising on acquisitions							158
Capital surplus on disposal of investments							200
Share of after-tax profit of associated companies							839
– Profit from operations	673	15	143	59	–	1	891
– Impairment and amortisation of goodwill							(21)
– Impairment of investments and assets							(33)
– Capital surplus on disposal of investments							2
Profit before taxation							1 151
Taxation							(57)
Net profit for the year							1 094
Headline earnings	672	(26)	143	65	–	(16)	838
Other information							
Segment assets	–	219	61	–	102	3 670	4 052
Investments in associated companies	1 678	569	394	1 305	–	38	3 984
	1 678	788	455	1 305	102	3 708	8 036
Taxation							16
Consolidated total assets							8 052
Segment liabilities	–	8	–	–	–	99	107
Taxation							49
Consolidated total liabilities							156
Additions to property, plant and equipment	–	6	–	–	–	–	6
Depreciation and amortisation	–	7	3	–	–	–	10

The interests of the group have been classified in six main operating divisions/business segments – telecommunication, technology, media, financial and risk services, equity funds and corporate. Each division represents the main business sector of the investments classified thereunder. Income and expenses, as well as the attributable portion of the income from associated companies, are directly attributable to the segment. Segment assets include cash and cash equivalents, trade and other receivables, intangible assets and other investments. Investments in associated companies accounted for on the equity method, are stated separately. Segment liabilities include all operating liabilities, except for taxation.

GEOGRAPHICAL SEGMENTAL ANALYSIS

The group's interests can be divided into two main geographical areas, namely South Africa and offshore.

	Revenue R million	Headline earnings R million	Total assets R million
South Africa	150	812	4 366
Offshore	95	26	3 670
	245	838	8 036

Total assets include assets and investments in associated companies, but exclude tax assets.

30 JUNE 2004	Telecom-munication R million	Technology R million	Media R million	Financial and risk services R million	Equity funds R million	Corporate R million	Consolidated Total R million
BUSINESS SEGMENTAL ANALYSIS							
Revenue	–	–	–	–	–	115	115
Net interest income	–	–	–	–	–	98	98
Other net expenses	–	–	–	–	–	(46)	(46)
Impairment and amortisation of goodwill							(300)
Impairment of investments and assets							(6)
Net operating deficit							(254)
Capital surplus on disposal of investments							20
Share of after-tax profit of associated companies							680
– Profit from operations	488	6	24	–	–	182	700
– Amortisation of goodwill							(20)
– Impairment of investments and assets							(4)
– Capital surplus on disposal of investments							4
Profit before taxation							446
Taxation							(14)
Net profit for the year							432
Headline earnings	491	33	25	117	–	74	740
Other information							
Segment assets	–	892	22	1 274	53	2 820	5 061
Investments in associated companies	1 584	143	342	–	–	37	2 106
	1 584	1 035	364	1 274	53	2 857	7 167
Taxation							27
Consolidated total assets							7 194
Segment liabilities	–	118	–	–	–	29	147
Taxation							14
Consolidated total liabilities							161
Depreciation and amortisation	68	9	46	–	–	–	123

The interests of the group have been classified in six main operating divisions/business segments – telecommunication, technology, media, financial and risk services, equity funds and corporate. Each division represents the main business sector of the investments classified thereunder. Income and expenses, as well as the attributable portion of the income from associated companies, are directly attributable to the segment. Segment assets include cash and cash equivalents, trade and other receivables, intangible assets and other investments. Investments in associated companies accounted for on the equity method, are stated separately. Segment liabilities include all operating liabilities, except for taxation.

GEOGRAPHICAL SEGMENTAL ANALYSIS

The group's interests can be divided into two main geographical areas, namely South Africa and offshore.

	Revenue R million	Headline earnings R million	Total assets R million
South Africa	100	565	2 655
Offshore	15	175	4 512
	115	740	7 167

Total assets include assets and investments in associated companies, but exclude tax assets.

ANNEXURE A

PRINCIPAL SUBSIDIARY COMPANIES AT 30 JUNE 2005

NAME OF COMPANY	ISSUED CAPITAL	EFFECTIVE INTEREST		HELD BY COMPANY			
				SHARES		LOAN	
Incorporated in South Africa unless otherwise stated	R (unless otherwise stated)	2005 %	2004 %	2005 R	2004 R	2005 R million	2004 R million
UNLISTED							
Industrial Electronic Investments Limited	1 000	**100**	100				
RPII Holdings Limited	8 600 000	**100**	100	**10 831 572**	10 831 572	**3 209**	3 209
Tracking and Signal Distribution Technologies (Pty) Limited	21 412	**100**	100				
VenFin Finance Corporation (Pty) Limited	4	**100**	100				
VenFin Financial Investments Limited	5 000	**100**	100				
VenFin Group Finance (Pty) Limited	1	**100**	100	**1**	1	**1 775**	1 732
VenFin Holdings Limited – Jersey	(€) 497 983 071	**100**	100				
VenFin Investments (Pty) Limited	100	**100**	100				
VenFin Media Investments (Pty) Limited	2	**100**	100	**2**	2		
VenFin Risk Services Investments (Pty) Limited	100	**100**	–	**100**	–		
VenFin Shareholding (Pty) Limited	100	**100**	100	**100**	100		
VenFin Securities (Pty) Limited	100	**100**	100				
VenFin Technology (Pty) Limited	200	**100**	100	**200**	200		
VenFin Telecommunications Investments Limited	500 000	**100**	100	**500 000**	500 000		
	Note 1 to the annual financial statements of the Company:			**11 331 975**	11 331 875	**4 984**	4 941

(€) euro

Details of sundry subsidiary companies which are not material to the evaluation of the business of the group, are not shown.

ANNEXURE B

PRINCIPAL INVESTMENTS AT 30 JUNE 2005

NAME OF COMPANY Incorporated in South Africa unless otherwise stated		LISTED 2005 Shares held	LISTED 2005 Effective interest %	LISTED 2004 Shares held	LISTED 2004 Effective interest %	UNLISTED 2005 Shares held	UNLISTED 2005 Effective interest %	UNLISTED 2004 Shares held	UNLISTED 2004 Effective interest %
Telecommunication									
Vodacom Group (Pty) Limited	(1)					1 500	15.0	1 500	15.0
Psitek (Pty) Limited	(1)					620 612	33.0	704 000	32.0
Technology									
CommsCo (Pty) Limited	* (2)						46.1		38.3
Cueincident (Pty) Limited	(4)					989	12.4		
Dimension Data Holdings plc		93 970 485	7.0						
FRS Financial Reporting Solutions (Pty) Limited	(6)							76 866	49.0
FrontRange Limited	#	30 361 688	19.0	17 285 039	11.1				
Fundamo (Pty) Limited	(5)					149 805	43.1	149 805	43.1
GenuOne Incorporated	(1)					4 730 159	38.3	4 730 159	36.8
Idion Technology Holdings		39 679 640	35.0	39 679 640	35.0				
Intervid Limited	* (1)						46.1		46.9
Tracker Investment Holdings (Pty) Limited	(1)					23 415	32.1	23 415	32.1
Financial and risk services									
Alexander Forbes Limited	(3)	115 900 000	25.2						
Media									
Sabido Investments (Pty) Limited	(1)					17 730 594	31.5	17 890 533	33.0
SAIL Group Limited	(1)			71 500 825	25.8	71 500 825	36.5		
Corporate									
Compagnie Financière Richemont SA – A units (Switzerland)	(6)			2 529 300	0.4				

Accounting period:

(1) Twelve months to 30 June 2005
(2) Fifteen months to 30 June 2005
(3) Seven months to 31 March 2005
(4) Three months to 31 March 2005
(5) No further losses equity-accounted
(6) Sold during the financial year

Not associated companies and/or their results are not accounted for according to the equity method.

* *VenFin's indirect interest held through the CommsCo/Intervid merged entity.*

Details of investments which are not material to the evaluation of the business of the group, are not shown.

SIGNIFICANT ASSOCIATED COMPANIES – ADDITIONAL INFORMATION

	Vodacom		Alexander Forbes	Sabido (e.tv)	
	2005	2004	2005	2005	2004
Effective interest	15.0%	15.0%	25.2%	31.5%	33.0%
	R million	R million	R million	R million	R million
Carrying value of investments	1 615	1 511	1 305	370	313
Share of retained equity income					
– Current year	104	123	65	135	22
Income	662	477	59	139	22
Dividends	(510)	(315)	–	–	–
Exceptional items and goodwill amortisation	(37)	(16)	(4)	–	–
Other changes in reserves and exchange rates	(11)	(23)	10	(4)	–
– Cumulative	1 249	1 145	65	133	(2)

Summarised financial information:	Per Annual Report		Per Annual Report	Per Annual Report	
	31/03/2005	31/03/2004	31/03/2005	31/03/2005	31/03/2004
BALANCE SHEET					
Assets					
Property, plant and equipment	12 280	10 922	287	77	63
Intangible assets	941	1 003	2 193	–	–
Investments and loans	138	258	148	7	–
Other assets	545	682	66	300	–
Current assets	8 662	7 287	4 051	644	475
Cash	3 990	2 370	2 278	290	174
Other	4 672	4 917	1 773	354	301
	22 566	20 152	6 745	1 028	538
Equity and liabilities					
Shareholders' funds and shareholders' loans	7 825	7 572	2 561	795	361
Minority interest	129	93	132	–	–
Non-current liabilities	3 138	2 235	901	–	12
Current liabilities	11 474	10 252	3 151	233	165
	22 566	20 152	6 745	1 028	538
	12 months ended 31/03/2005	12 months ended 31/03/2004	12 months ended 31/03/2005	12 months ended 31/03/2005	12 months ended 31/03/2004
INCOME STATEMENT					
Revenue	27 315	22 855	4 625	574	503
Headline earnings	4 128	3 131	461	431	31
Net profit for the year	3 861	3 033	438	431	31
Dividends paid/declared	3 400	2 100	231	–	–

The investments above represent 83% of the total carrying value of associated companies.

ANNUAL FINANCIAL STATEMENTS OF THE COMPANY 2005



BALANCE SHEET

AT 30 JUNE 2005

R million	Notes	2005	2004
ASSETS			
Non-current assets			
Investments – Subsidiary companies and other	1	4 995	4 952
– Associated companies	2	24	24
		5 019	4 976
Current assets		1	3
Trade and other receivables		1	1
Taxation		–	2
Total assets		5 020	4 979
EQUITY AND LIABILITIES			
Capital and reserves			
Issued capital	3	8	8
Share premium		26	26
Reserves		4 984	4 943
Interest of own members		5 018	4 977
Current liabilities			
Trade and other payables		2	2
Total equity and liabilities		5 020	4 979

INCOME STATEMENT

FOR THE YEAR ENDED 30 JUNE 2005

R million	Notes	2005	2004
Revenue	4	203	404
Net profit before taxation – after taking into account the following		199	399
Income			
Dividends	5	201	402
Administration fees – subsidiary companies		2	2
Taxation	6	1	–
Net profit for the year		198	399

STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2005

R million	Issued capital and share premium	Other non-distributable reserves	Distributable reserves	Total
30 June 2005				
Balances at 1 July	34	22	4 921	4 977
Net profit for the year			198	198
Dividend paid			(157)	(157)
Balances at 30 June 2005	34	22	4 962	5 018
30 June 2004				
Balances at 1 July	34	22	5 406	5 462
Shares repurchased	–		(753)	(753)
Net profit for the year			399	399
Dividend paid			(131)	(131)
Balances at 30 June 2004	34	22	4 921	4 977

R million	Notes	2005	2004
Dividends received		201	402
Dividend paid		(157)	(131)
Taxation paid	7.1	1	(19)
Cash utilised in operations		(2)	(2)
Net cash inflow from operating activities	7.2	43	250
Cash flow – financing activities			
Increase in loans to subsidiary companies		(43)	(250)
Net increase in cash and cash equivalents		–	–
Cash and cash equivalents at the beginning of the year		–	–
Cash and cash equivalents at the end of the year		–	–

	2005 R million	2004 R million
1. INVESTMENTS – SUBSIDIARY COMPANIES AND OTHER		
(Annexures A & B)		
Unlisted subsidiary companies		
Shares – at cost	11	11
Advances and loans	4 984	4 941
	4 995	4 952
2. INVESTMENTS – ASSOCIATED COMPANIES		
Unlisted shares at cost	24	24
Directors' valuation	24	24
3. SHARE CAPITAL		
Authorised		
512 493 650 Ordinary shares of 1 cent each	5.1	5.1
40 506 352 B ordinary shares of 10 cents each	4.1	4.1
	9.2	9.2
Issued		
447 993 648 Ordinary shares of 1 cent each	4.5	4.5
35 506 352 B ordinary shares of 10 cents each	3.5	3.5
	8.0	8.0

Refer to note 7 to the consolidated annual financial statements.

4. REVENUE

The revenue of the Company consists of fees, dividends and interest.

	2005 R million	2004 R million
Fees	2	2
Dividends and interest	201	402
Revenue	203	404
5. DIVIDEND INCOME		
Included in operating profit		
Unlisted	201	402

	2005 R million	2004 R million
6. TAXATION		
6.1 Taxation in income statement		
Current		
– previous years – South African normal taxation	1	–
6.2 Reconciliation of effective tax rate with standard rate	%	%
Taxation as a percentage of net operating profit before taxation:		
Effective tax rate	0.6	–
Reduction/(increase) in standard rate as a result of:		
Permanent differences	29.0	30.0
Taxation in respect of previous years	(0.6)	–
Standard rate	29.0	30.0

7. CASH FLOW INFORMATION

	2005 R million	2004 R million
7.1 Reconciliation of taxation paid with the amount disclosed in the income statement		
Paid in advance/(unpaid) at the beginning of the year	2	(17)
Per income statement	(1)	–
Unpaid/(paid in advance) at the end of the year	–	(2)
Cash paid	1	(19)
7.2 Net cash inflow from operating activities		
Net operating profit before taxation	199	399
Dividend paid	(157)	(131)
Taxation paid	1	(19)
Decrease in trade and other receivables	–	1
	43	250

STATUTORY INFORMATION



ANALYSIS OF SHAREHOLDERS

AT 30 JUNE 2005

	2005 %	2005 Number of shares	2004 %	2004 Number of shares
MAJOR BENEFICIAL SHAREHOLDERS				
Ordinary shares				
Public Investment Commissioner	**10.81**	**48 416 441**	11.71	52 438 020
Sanlam	**9.78**	**43 834 787**	8.84	39 600 934
VenFin Securities (Pty) Limited	**8.64**	**38 721 948**	5.64	25 268 657
Other	**70.77**	**317 020 472**	73.81	330 686 037
	100.00	**447 993 648**	100.00	447 993 648
B ordinary shares				
Rembrandt Trust (Pty) Limited	**100.00**	**35 506 352**	100.00	35 506 352
Total		**483 500 000**		483 500 000

No other shareholder held an interest of more than 5% in your Company on 30 June 2005.

DISTRIBUTION OF SHAREHOLDERS

	2005	2004	2003	2002
Ordinary shares				
Public shareholders	**13 788**	13 843	15 619	15 207
Percentage of shareholders	**99.88**	99.90	99.95	99.92
Number of shares	**399 779 567**	413 466 807	464 258 050	478 476 817
Percentage of shares issued	**89.24**	92.29	95.43	98.35
Non-public shareholders				
Directors and their associates/Share Trust/treasury shares	**16**	14	8	12
Percentage of shareholders	**0.12**	0.10	0.05	0.08
Number of shares	**48 214 081**	34 526 841	22 235 600	8 016 833
Percentage of shares issued	**10.76**	7.71	4.57	1.65
Number of shareholders	**13 804**	13 857	15 627	15 219
Number of shares in issue				
– Ordinary shares of 1 cent each	**447 993 648**	447 993 648	486 493 650	486 493 650
– Unlisted B ordinary shares of 10 cents each	**35 506 352**	35 506 352	35 506 352	35 506 352
Total number of shares in issue	**483 500 000**	483 500 000	522 000 002	522 000 002
Ordinary shares repurchased and held in treasury	**(38 721 948)**	(25 268 657)	(21 646 966)	(7 400 000)
Ordinary shares purchased by The VenFin Share Trust and accounted for as treasury shares	**(8 831 777)**	(8 668 746)	–	–
	435 946 275	449 562 597	500 353 036	514 600 002
Weighted number of shares	**441 567 058**	488 922 237	510 601 673	521 049 542
JSE LIMITED				
Market capitalisation at 30 June (R million)				
– Ordinary shares only	**12 857**	8 906	8 173	8 514
Price (cents per share)				
– 30 June	**2 870**	1 988	1 680	1 750
– Highest	**2 870**	2 175	1 910	2 115
– Lowest	**1 925**	1 661	1 485	1 590
Number of shares traded ('000)	**205 785**	312 797	205 439	223 412

ADDITIONAL INFORMATION (2005)

Based on the information available, the pie charts below represent the best estimates of the nature and domicile of investors in VenFin shares.

Institutional and private shareholding in VenFin ordinary shares

2005


Private individuals 16%
Institutional 84%

2004


Private individuals 13%
Institutional 87%

Overseas and local shareholding in VenFin ordinary shares


Overseas 17%
South Africa 83%


Overseas 6%
South Africa 94%

Interest of the directors in the issued share capital of the Company

Ordinary shares

	Direct		Indirect			
	Beneficial	Non-beneficial	Beneficial	Non-beneficial	Total	% of shares issued
30 June 2005						
Liesbeth Botha	222	–	–	–	222	
Jan Dreyer	45 821	–	–	–	45 821	
Jannie Durand	4 515	–	–	–	4 515	
G T Ferreira	30 000	–	128 625	–	158 625	
Josua Malherbe	56 530	–	69 393	–	125 923	
John Newbury	–	–	26 511	–	26 511	
Johann Rupert	–	–	–	270 001	270 001	
	137 088	–	224 529	270 001	631 618	0.14
30 June 2004						
Liesbeth Botha	100	–	–	–	100	
Jannie Durand	4 515	–	–	–	4 515	
G T Ferreira	30 000	–	128 625	–	158 625	
Josua Malherbe	56 530	–	69 456	–	125 986	
John Newbury	–	–	26 511	–	26 511	
Johann Rupert	–	–	–	270 001	270 001	
	91 145	–	224 592	270 001	585 738	0.13

B ordinary shares

Mr Johann Rupert is a director of Rembrandt Trust (Proprietary) Limited which owns all the issued unlisted B ordinary shares.

Since the end of the financial year to the date of this report the interest of the directors remained unchanged.

DATES OF IMPORTANCE TO SHAREHOLDERS

Financial year-end	30 June
Annual General Meeting	Wednesday, 26 October 2005
Financial reports	
Announcement of interim results	March
Interim report	March
Announcement of annual results	September
Annual financial statements	September
Dividends	
Final dividend	
– declared	September
– paid	October

ADMINISTRATION

SECRETARY
Mariza Lubbe

BUSINESS ADDRESS AND REGISTERED OFFICE
Carpe Diem Office Park
Quantum Street
Techno Park
Stellenbosch
7600

PO Box 456
Stellenbosch
7599

TRANSFER SECRETARIES
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street
Johannesburg
2001

PO Box 61051
Marshalltown
2107

AUDITORS
PricewaterhouseCoopers Inc.
Stellenbosch

LISTING
JSE Limited
Sector: Financial – Investment companies

AMERICAN DEPOSITARY RECEIPT (ADR) PROGRAM
Cusip number 922672100
ADR to ordinary share 1:1

Depositary:
The Bank of New York
101 Barclay Street
New York NY 10286

SPONSOR
Rand Merchant Bank
(A division of FirstRand Bank Limited)

WEBSITE
www.venfin.com

The 2005 Annual General Meeting of the Company will be held on Wednesday, 26 October 2005, at 15:30 in the Conservatory, House of JC Le Roux, Devon Valley Road, Stellenbosch, to, if approved, pass the following resolutions with or without modification ("the annual general meeting"):

1. APPROVAL OF ANNUAL FINANCIAL STATEMENTS

Ordinary Resolution Number 1

Resolved that the audited annual financial statements of the Company and the group for the year ended 30 June 2005 be accepted and approved.

2. APPROVAL OF DIRECTORS' REMUNERATION

Ordinary Resolution Number 2

Resolved that the directors' fees for the year ended 30 June 2005 be determined as R1 790 000.

3. ELECTION OF DIRECTOR

Ordinary Resolution Number 3

Resolved that Mr P E Beyers who retires in terms of clause 31.1.1 of the Company's Articles of Association and who has offered himself for re-election, be hereby re-elected as a director of the Company.

4. ELECTION OF DIRECTOR

Ordinary Resolution Number 4

Resolved that Mr M J Bosman who retires in terms of clause 31.1.1 of the Company's Articles of Association and who has offered himself for re-election, be hereby re-elected as a director of the Company.

5. ELECTION OF DIRECTOR

Ordinary Resolution Number 5

Resolved that Mr J W Dreyer who retires in terms of clause 31.1.1 of the Company's Articles of Association and who has offered himself for re-election, be hereby re-elected as a director of the Company.

6. ELECTION OF DIRECTOR

Ordinary Resolution Number 6

Resolved that Dr E Links who retires in terms of clause 31.1.1 of the Company's Articles of Association and who has offered himself for re-election, be hereby re-elected as a director of the Company.

Biographical details of all directors of the Company are set out on pages 14 and 15.

7. AUTHORITY TO PLACE SHARES UNDER CONTROL OF THE DIRECTORS

Ordinary Resolution Number 7

Resolved that the entire authorised but unissued share capital of the Company comprising 64 500 002 ordinary shares of one cent each and 5 000 000 B ordinary shares of ten cents each, representing 5.61% of the authorised share capital, be and are hereby placed under the control of the Board of Directors of the Company as a general authority in terms of section 221(2) of the Companies Act (Act 61 of 1973), as amended ("the Companies Act"), subject to the provisions of the Companies Act, the Company's Articles of Association and the Listings Requirements of the JSE Limited ("the Listings Requirements") until the next annual general meeting, for allotment and issue to such persons and on such conditions as the Board of Directors may deem fit, but subject to the condition that:

- 26 000 000 ordinary shares and 5 000 000 B ordinary shares in the authorised share capital of the Company have been reserved for the purpose of the VenFin Share Scheme in terms of an ordinary resolution of shareholders adopted on 21 September 2000.

8. AUTHORITY TO REPURCHASE SHARES

Special Resolution Number 1

Resolved that the Board of Directors of the Company be hereby authorised, by way of a renewable general authority, to approve the purchase of its own ordinary shares by the Company or to approve the purchase of ordinary shares in the Company by any subsidiary of the Company, provided that:

- this general authority shall be valid until the Company's next annual general meeting or for 15 months from the date of this resolution, whichever period is shorter;
- the ordinary shares be purchased through the order book of the JSE trading system and done without any prior understanding or arrangement between the Company and/or the relevant subsidiary and the counterparty;
- an announcement complying with 11.27 of the Listings Requirements be published by the Company (i) when the Company and/or its subsidiaries have cumulatively repurchased 3% of the ordinary shares in issue as at the time the general authority was given ("the initial number"); and (ii) for each 3% in aggregate of the initial number of ordinary shares acquired thereafter by the Company and/or its subsidiaries;
- the general repurchase by the Company of its own ordinary shares shall not in the aggregate in any one financial year exceed 20% of the Company's issued share capital of that class, provided that the acquisition of ordinary shares as treasury stock by a subsidiary of the Company shall not exceed 10% in the aggregate of the number of issued shares of the Company;
- repurchases must not be made at a price more than 10% above the weighted average of the market value of the ordinary shares for the five business days immediately preceding the date on which the transaction is effected;
- at any point in time the Company may only appoint one agent to effect any repurchase on the Company's behalf or on behalf of any subsidiary of the Company;
- the Company will after a repurchase still comply with the provisions of the Listings Requirements regarding shareholder spread;
- the Company and the subsidiary will not repurchase ordinary shares during a prohibited period (as defined in the Listings Requirements); and
- such repurchase shall be subject to the Companies Act, the Company's Articles of Association and the Listings Requirements.

It is the intention of the Board of Directors that they may use such general authority should prevailing circumstances (including the tax dispensation and market conditions), in their opinion, warrant it.

The Company's directors undertake that they will not implement any such repurchases while this general authority is valid, unless:

- the Company and its group subsidiary companies will be able, in the ordinary course of business, to pay its debts for a period of 12 months after the date of the notice of the annual general meeting at which this resolution is proposed ("the annual general meeting");
- the assets of the Company and its group subsidiary companies will exceed the liabilities of the Company and its subsidiary companies for a period of 12 months after the date of the notice of the annual general meeting. For this purpose, the assets and liabilities will be recognised and measured in accordance with the accounting policies used in the Company's latest audited annual group financial statements;
- the Company and its group subsidiary companies will have adequate share capital and reserves for ordinary business purposes for a period of 12 months after the date of the notice of the annual general meeting;
- the working capital of the Company and its group subsidiaries will be adequate for ordinary business purposes for a period of 12 months after the date of the notice of the annual general meeting; and
- upon entering the market to proceed with the repurchase, the Company's sponsor has confirmed the adequacy of the Company's working capital for the purposes of undertaking a repurchase of shares in writing to the JSE.

Reason for and effect of the Special Resolution Number 1

The reason for and the effect of the special resolution is to grant the Company's directors a general authority to approve the Company's repurchase of its own shares and to permit a subsidiary of the Company to purchase shares in the Company.

For the purposes of considering special resolution number 1 and in compliance with 11.26 of the Listings Requirements, the information listed below has been included in the Annual Report, in which this notice of annual general meeting is included, at the places indicated:

- Directors and management (pages 14, 15 and 16);
- Major shareholders (page 124);
- No material changes to report on;
- Directors' interests in securities (page 125);
- Share capital of the Company (pages 101 and 102);
- The directors, whose names are set out on pages 14 and 15 of this report, collectively and individually accept full responsibility for the accuracy of the information contained in this Special Resolution Number 1 and certify that, to the best of their knowledge and belief, that there are no other facts, the omission of which would make any statement false or misleading and that they have made all reasonable queries in this regard, and that this resolution contains all information required by law and the Listings Requirements;
- There are no legal or arbitration proceedings (including any such proceedings that are pending or threatened of which the Company is aware), which may have or have had a material effect on the Company's financial position over the last 12 months.

And to transact any other business that may be transacted at an annual general meeting.

Members who have not dematerialised their shares or who have dematerialised their shares with "own name" registration are entitled to attend and vote at the meeting and are entitled to appoint a proxy or proxies to attend, speak and vote in their stead. The person so appointed need not be a member of the Company. Proxy forms must be lodged with the transfer secretaries of the Company, Computershare Investor Services 2004 (Pty) Limited at 70 Marshall Street, Johannesburg, 2001, South Africa, or posted to the transfer secretaries at PO Box 61051, Marshalltown, 2107, South Africa, to be received by them not later than Monday, 24 October 2005, at 15:30 (South African time).

Proxy forms should only be completed by members who have not dematerialised their shares or who have dematerialised their shares with "own name" registration.

On a show of hands, every member of the Company present in person or represented by proxy shall have one vote only. On a poll, every member of the Company shall have one vote for every share held in the Company by such member.

Members who have dematerialised their shares, other than those members who have dematerialised their shares with "own name" registration, should contact their CSDP or broker in the manner and time stipulated in their agreement:

- to furnish them with their voting instructions; and
- in the event that they wish to attend the meeting, to obtain the necessary authority to do so.

By order of the Board of Directors.

M Lubbe
Secretary

Stellenbosch
6 September 2005

EXPLANATORY NOTES TO THE NOTICE TO SHAREHOLDERS

ORDINARY RESOLUTIONS

Ordinary Resolution Number 1

Approval of annual financial statements

In terms of the Companies Act (Act 61 of 1973), as amended ("the Act"), the directors are obliged to present the annual financial statements and group annual financial statements to the members at the annual general meeting for consideration.

Ordinary Resolution Number 2

Approval of directors' remuneration

In terms of the Company's Articles of Association the remuneration payable to directors must be determined at the Company's annual general meeting.

Ordinary Resolution Numbers 3 – 6

Election of directors

In terms of the Company's Articles of Association, one-third of the directors or if their number is not a multiple of three, then the number nearest to but not less than one-third are required to retire at each annual general meeting. Directors may offer themselves for re-election. Biographical details of all directors of the Company are set out on pages 14 and 15.

Ordinary Resolution Number 7

Authority to place shares under control of the directors

In terms of the Act, the directors shall not have the power to allot or issue shares of the Company without approval of the members of the Company. The current authority to place the unissued shares under the control of the directors is due to expire at the forthcoming annual general meeting, unless renewed. Shareholders are reminded that 26 000 000 ordinary shares and 5 000 000 B ordinary shares in the authorised share capital of the Company are reserved solely for the VenFin Share Scheme, in terms of a shareholders' resolution passed on 21 September 2000.

SPECIAL RESOLUTION

Special Resolution Number 1

Authority to repurchase shares

The annual renewal of this authority is required in terms of the Act and the Listings Requirements of the JSE Limited. The existing authority to the directors is due to expire at the forthcoming annual general meeting, unless renewed.

VenFin Limited

(Incorporated in the Republic of South Africa)
(Registration number 1948/031037/06)
(ISIN: ZAE000026498 Share code: VNF)
(the Company)

THIS FORM OF PROXY IS ONLY FOR USE BY:

1. REGISTERED MEMBERS WHO HAVE NOT YET DEMATERIALISED THEIR VENFIN LIMITED ORDINARY SHARES; AND
2. REGISTERED MEMBERS WHO HAVE ALREADY DEMATERIALISED THEIR VENFIN LIMITED ORDINARY SHARES AND ARE REGISTERED IN THEIR OWN NAMES IN THE COMPANY'S SUBREGISTER. *

** See explanatory note 3 overleaf*

For completion by the aforesaid registered members who hold ordinary shares of the Company ("member") and who are unable to attend the 2005 Annual General Meeting of the Company to be held on Wednesday, 26 October 2005, at 15:30 in the Conservatory, House of JC Le Roux, Devon Valley Road, Stellenbosch ("the annual general meeting").

I/We ______________________________

of ______________________________ (address)

being the holder/s of ______________________________ ordinary shares in the Company, hereby appoint (see instruction 1 overleaf)

1. ______________________________ or, failing him/her,

2. ______________________________ or, failing him/her,

3. the chairman of the annual general meeting, as my/our proxy to attend, speak and vote for me/us and on my/our behalf or to abstain from voting at the annual general meeting of the Company and at any adjournment thereof, as follows (see note 2 and instruction 2 overleaf):

	Insert an "X" or the number of votes exercisable (one vote per ordinary share)		
	In favour of	Against	Abstain
Ordinary resolutions			
1. Approval of annual financial statements			
2. Determination of directors' remuneration			
3. Election of director – Mr P E Beyers			
4. Election of director – Mr M J Bosman			
5. Election of director – Mr J W Dreyer			
6. Election of director – Dr E Links			
7. Authority to place shares under control of the directors			
Special resolution			
8. Authority to repurchase shares			

Signed at ______________________________ on ______________________________ 2005

Signature/s ______________________________

Assisted by ______________________________
(where applicable)

Please read the notes and instructions overleaf.

Notes:

1. A member entitled to attend and vote at the annual general meeting is entitled to appoint one or more proxies to attend, speak and vote in his/her stead. A proxy need not be a registered member of the Company.

2. Every member present in person or by proxy and entitled to vote at the annual general meeting of the Company shall, on a show of hands, have one vote only, irrespective of the number of shares such member holds. In the event of a poll, every member shall be entitled to that proportion of the total votes in the Company which the aggregate amount of the nominal value of the shares held by such member bears to the aggregate amount of the nominal value of all the shares issued by the Company.

3. Members registered in their own name are members who elected not to participate in the issuer-sponsored nominee programme and who appointed Computershare Limited as their Central Securities Depository Participant (CSDP) with the express instruction that their uncertificated shares are to be registered in the electronic subregister of members in their own names.

Instructions on signing and lodging the form of proxy:

1. A member may insert the name of a proxy or the names of two alternative proxies of the member's choice in the space/s provided overleaf, with or without deleting "the chairman of the annual general meeting", but any such deletion must be initialled by the member. Should this space be left blank, the proxy will be exercised by the chairman of the annual general meeting. The person whose name appears first on the form of proxy and who is present at the annual general meeting will be entitled to act as proxy to the exclusion of those whose names follow.

2. A member's voting instructions to the proxy must be indicated by the insertion of an "X", or the number of votes exercisable by that member, in the appropriate spaces provided overleaf. Failure to do so will be deemed to authorise the proxy to vote or to abstain from voting at the annual general meeting, as he/she thinks fit in respect of all the member's exercisable votes. A member or his/her proxy is not obliged to use all the votes exercisable by him/her or by his/her proxy, but the total number of votes cast, or those in respect of which abstention is recorded, may not exceed the total number of votes exercisable by the member or by his/her proxy.

3. A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the transfer secretaries.

4. To be valid, the completed forms of proxy must be lodged with the transfer secretaries of the Company, Computershare Investor Services 2004 (Pty) Limited at 70 Marshall Street, Johannesburg, 2001, South Africa, or posted to the transfer secretaries at PO Box 61051, Marshalltown, 2107, South Africa, to be received by them not later than Monday, 24 October 2005, at 15:30 (South African time).

5. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the transfer secretaries or waived by the chairman of the annual general meeting.

6. The completion and lodging of this form of proxy will not preclude the relevant member from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such member wish to do so.

7. The completion of any blank spaces overleaf need not be initialled. Any alterations or corrections to this form of proxy must be initialled by the signatory/ies.

8. The chairman of the annual general meeting may accept any form of proxy which is completed other than in accordance with these instructions provided that he is satisfied as to the manner in which a member wishes to vote.

VenFin